    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 1995.

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                3COM CORPORATION
             (Exact name of Registrant as specified in its charter)

         CALIFORNIA                        3577                     94-2605794
(State or other jurisdiction   (Primary Standard Industrial      (I.R.S. Employer
     of incorporation or          Classification Number)        Identification No.)
        organization)

                              5400 BAYFRONT PLAZA
                       SANTA CLARA, CALIFORNIA 95052-8145
                                 (408) 764-5000

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                           --------------------------
                                ERIC A. BENHAMOU
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                3COM CORPORATION
                              5400 BAYFRONT PLAZA
                       SANTA CLARA, CALIFORNIA 95052-8145
                                 (408) 764-5000
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------
                                   COPIES TO

          DENNIS C. SULLIVAN                          PETER B. TARR
           J. HOWARD CLOWES                          SUSAN W. MURLEY
            HEAYOON J. WOO                            Hale and Dorr
     Gray Cary Ware & Freidenrich                    60 State Street
      A Professional Corporation               Boston, Massachusetts 02109
          400 Hamilton Avenue
      Palo Alto, California 94301

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
               UPON CONSUMMATION OF THE MERGER DESCRIBED HEREIN.
                           --------------------------

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
        TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE    AGGREGATE OFFERING   REGISTRATION FEE
     SECURITIES TO BE REGISTERED        BE REGISTERED (1)     PER SHARE (2)         PRICE (2)              (3)
Common Stock (no par value)...........      19,504,000          $36 15/16          $720,429,00         $248,423.79

(1) Based upon an estimate of the maximum number of shares of the Common Stock of the Registrant, no par value per share, issuable in the merger described herein.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act"), and based upon prices on the Nasdaq National Market on August 29, 1995.
(3) A fee of $135,470 was previously paid by Chipcom Corporation pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, in connection with the filing of the preliminary Proxy Statement/Prospectus on August 7, 1995. Pursuant to Rule 457(b) under the Securities Act, such fee is being credited against the registration fee, and accordingly, an additional $112,953.79 is being paid in connection with this Registration Statement.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                3COM CORPORATION
           CROSS-REFERENCE SHEET SHOWING LOCATIONS IN THE PROSPECTUS
                   OF THE RESPONSES TO THE ITEMS OF FORM S-4

                          FORM S-4
                   ITEM NUMBER AND CAPTION                                           LOCATION
- -------------------------------------------------------------  -----------------------------------------------------
INFORMATION ABOUT THE TRANSACTION
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus...................  Facing Page; Cross Reference Sheet; Outside Front
                                                                Cover Page of Proxy Statement/ Prospectus

       2.  Inside Front and Outside Back Cover Pages of
            Prospectus.......................................  Inside Front Cover Page of Proxy Statement/
                                                                Prospectus; Available Information; Table of Contents

       3.  Risk Factors, Ratio of Earnings to Fixed Charges
            and Other Information............................  Summary; Risk Factors; Selected Historical and
                                                                Unaudited Pro Forma Combined Financial Data;
                                                                Selected Pro Forma Combined Financial Data;
                                                                Comparative Per Share Data; Market Price
                                                                Information; The Merger

       4.  Terms of the Transaction..........................  Summary; The Merger; The Merger Agreement; Comparison
                                                                of Stockholder Rights; Description of 3Com Capital
                                                                Stock

       5.  Pro Forma Financial Information...................  Unaudited Pro Forma Combined Financial Statements

       6.  Material Contacts with the Company Being
            Acquired.........................................  Summary; The Merger; The Merger Agreement

       7.  Additional Information Required for Reoffering by
            Persons and Parties Deemed to be Underwriters....  *

       8.  Interests of Named Experts and Counsel............  Legal Matters; Experts; Opinion of Financial Advisor

       9.  Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities...  *

INFORMATION ABOUT THE REGISTRANT

      10.  Information with Respect to S-3 Registrants.......  Available Information; Incorporation of Certain
                                                                Documents by Reference; Summary; Selected Historical
                                                                and Unaudited Pro Forma Combined Financial Data;
                                                                Market Price Information; Information Concerning
                                                                3Com

      11.  Incorporation of Certain Information by
            Reference........................................  Summary; Incorporation of Certain Documents by
                                                                Reference

      12.  Information with Respect to S-2 or S-3
            Registrants......................................  *

      13.  Incorporation of Certain Information by
            Reference........................................  *

      14.  Information with Respect to Registrants Other Than
            S-3 or S-2 Registrants...........................  *

INFORMATION ABOUT THE COMPANY BEING ACQUIRED

      15.  Information with Respect to S-3 Companies.........  Available Information; Incorporation of Certain
                                                                Documents by Reference; Summary; Selected Historical
                                                                and Unaudited Pro Forma Combined Financial Data;
                                                                Market Price Information; Information Concerning
                                                                Chipcom

      16.  Information with Respect to S-2 or S-3
            Companies........................................  *

      17.  Information with Respect to Companies Other Than
            S-3 or S-2 Companies.............................  *

VOTING AND MANAGEMENT INFORMATION

      18.  Information if Proxies, Consents or Authorizations
            are to be Solicited..............................  Outside Front Cover Page of Proxy
                                                                Statement/Prospectus; Incorporation of Certain
                                                                Documents by Reference; Summary; The Chipcom Special
                                                                Meeting; The Merger; Information Concerning 3Com;
                                                                Information Concerning Chipcom; Comparison of
                                                                Stockholder Rights

      19.  Information if Proxies, Consents or Authorizations
            are not to be Solicited or in an Exchange
            Offer............................................  *

- ------------------------
* Not Applicable

                      [LETTERHEAD OF CHIPCOM CORPORATION]
                               September 11, 1995

Dear Stockholder:

    As most of you are aware, Chipcom Corporation has entered into an agreement to combine with 3Com Corporation ("3Com"). At a Special Meeting of Stockholders to be held on September 11, 1995 (the "Special Meeting"), you will be asked to consider and approve the Merger Agreement.

    The Chipcom Board of Directors has unanimously approved the Merger Agreement and recommends that you vote FOR the approval and adoption of the Merger Agreement.

    Our Board believes that the merger should enable the Company to benefit from a broader range of products to meet the evolving computer networking needs of our customers, a larger sales force and geographically more expansive distribution channel, access to 3Com's technology base and the potential to leverage 3Com's investments in research and development and its expertise in low cost of design and efficiencies in manufacturing.

    All stockholders are cordially invited to attend the Special Meeting in person. However, whether or not you plan to attend the Special Meeting, please complete, sign and date the accompanying proxy card and return it promptly in the enclosed postage-prepaid envelope. If you attend the Special Meeting, you may vote in person if you wish, even though you have previously returned your proxy. It is very important that your shares be represented and voted at the Special Meeting. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,
                                          ___________________________________
                                          Rob Held
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

                              CHIPCOM CORPORATION
                            SOUTHBOROUGH OFFICE PARK
                               118 TURNPIKE ROAD
                       SOUTHBOROUGH, MASSACHUSETTS 01772
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                                   TO BE HELD

                                OCTOBER 12, 1995

To the Stockholders of
Chipcom Corporation

    NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Special Meeting") of Chipcom Corporation, a Delaware corporation ("Chipcom"), will be held on Thursday, October 12, 1995, at the offices of Hale and Dorr, 60 State Street, Boston, Massachusetts, commencing at 9:00 a.m., local time, for the following purposes:

        1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 26, 1995, by and among 3Com Corporation, a California corporation ("3Com"), Chipcom Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of 3Com ("Sub"), and Chipcom, pursuant to which, among other things, (a) Sub will be merged with and into Chipcom, which will be the surviving corporation, and Chipcom will become a wholly-owned subsidiary of 3Com (the "Merger") and (b) each outstanding share of Common Stock, par value $.02 per share, of Chipcom ("Chipcom Common Stock") will be converted into the right to receive 1.06 shares of Common Stock, no par value, of 3Com; and

        2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

    Stockholders of record at the close of business on September 7, 1995 are entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof.

    All stockholders are cordially invited to attend the Special Meeting in person. However, to ensure your representation at the Special Meeting, you are urged to complete and sign the enclosed proxy card and return it as promptly as possible in the enclosed postage-prepaid envelope.

                                          By Order of the Board of Directors

                                          Robert P. Badavas
                                          SECRETARY
September 11, 1995

    WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. DO NOT SEND ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

                                3COM CORPORATION

                                      AND

                              CHIPCOM CORPORATION
                               ------------------

                      CHIPCOM CORPORATION PROXY STATEMENT
                               ------------------

                          3COM CORPORATION PROSPECTUS

    This Proxy Statement/Prospectus is being furnished to holders of Common Stock, par value $.02 per share ("Chipcom Common Stock"), of Chipcom
Corporation, a Delaware corporation ("Chipcom"), in connection with the solicitation of proxies by the Board of Directors of Chipcom (the "Chipcom Board") for use at the Special Meeting of Chipcom Stockholders (the "Chipcom Special Meeting") to be held on Thursday, October 12, 1995, at the offices of Hale and Dorr, 60 State Street, Boston, Massachusetts, commencing at 9:00 a.m., local time, and at any adjournments or postponements thereof.

    This Proxy Statement/Prospectus also constitutes a prospectus of 3Com Corporation, a California corporation ("3Com"), with respect to up to 19,504,000 shares of Common Stock, no par value ("3Com Common Stock"), of 3Com to be issued in the Merger (as defined herein) in exchange for outstanding shares of Chipcom Common Stock, including shares issued or issuable upon exercise of outstanding options. All information contained in this Proxy Statement/Prospectus relating to 3Com has been supplied by 3Com, and all information relating to Chipcom has been supplied by Chipcom.

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 18 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY CHIPCOM STOCKHOLDERS.

                            ------------------------

THE  SECURITIES TO BE  ISSUED PURSUANT TO  THIS PROXY STATEMENT/PROSPECTUS HAVE
 NOT BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND EXCHANGE  COMMISSION
   OR  ANY STATE SECURITIES  COMMISSION NOR HAS  THE SECURITIES AND EXCHANGE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE  ACCURACY
     OR    ADEQUACY    OF    THIS    PROXY    STATEMENT/PROSPECTUS.   ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of Chipcom on or about September 11, 1995.

       The date of this Proxy Statement/Prospectus is September 11, 1995.

                             AVAILABLE INFORMATION

    3Com and Chipcom are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by 3Com and Chipcom with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The 3Com Common Stock and the Chipcom Common Stock are traded on the Nasdaq National Market. Reports and other information concerning 3Com and Chipcom can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

    3Com has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of 3Com Common Stock to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following 3Com documents filed with the Commission are incorporated by reference in this Proxy Statement/Prospectus:

        1. 3Com's Annual Report on Form 10-K for the fiscal year ended May 31, 1995.

        2.  3Com's Current Report on Form 8-K filed on August 1, 1995.

        3. The description of 3Com's capital stock contained in 3Com's Registration Statement on Form 8-A filed on September 22, 1989.

        4. The description of 3Com's Common Stock purchase rights contained in 3Com's Registration Statement on Form 8-A/A filed on January 23, 1995.

    The following Chipcom documents filed with the Commission are incorporated by reference in this Proxy Statement/Prospectus:

        1. Chipcom's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

        2. Chipcom's Quarterly Reports on Form 10-Q for the three-month periods ended April 1, 1995 and July 1, 1995.

        3. Chipcom's Current Reports on Form 8-K filed on June 19, 1995, August 3, 1995 and August 4, 1995.

    All documents and reports subsequently filed by 3Com and Chipcom pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Chipcom Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, IN THE CASE OF DOCUMENTS RELATING TO 3COM, DIRECTED TO 3COM
CORPORATION, 5400 BAYFRONT PLAZA, SANTA CLARA, CALIFORNIA 95052 (TELEPHONE NUMBER (408) 764-5000), ATTENTION: INVESTOR RELATIONS, OR, IN THE CASE OF DOCUMENTS RELATING TO CHIPCOM, DIRECTED TO CHIPCOM CORPORATION, SOUTHBOROUGH OFFICE PARK, 118 TURNPIKE ROAD, SOUTHBOROUGH, MASSACHUSETTS 01772 (TELEPHONE NUMBER (508) 460-8900), ATTENTION: INVESTOR RELATIONS. IN ORDER TO ASSURE TIMELY DELIVERY OF THE REQUESTED MATERIAL BEFORE THE CHIPCOM SPECIAL MEETING, ANY REQUEST SHOULD BE MADE PRIOR TO OCTOBER 4, 1995.

    NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY 3COM OR CHIPCOM. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF 3COM OR CHIPCOM SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

    3Com, AccessBuilder, Boundary Routing, CardBoard, CELLplex, EtherLink, LANplex, LinkBuilder, NETBuilder, Parallel Tasking and TokenLink are registered trademarks of 3Com. 3ComFacts, FDDILink, Impact, LinkSwitch, MSH, SuperStack and Transcend are trademarks of 3Com. Aperture is a trademark of 3Com Primary Access. Arpeggio is a registered trademark of 3Com Sonix Ltd. Chipcom, the Chipcom logo, Galactica, ONcore and StarBridge are registered trademarks of Chipcom. InfiNET, OpenHub, ONdemand, ONline, ONsemble, PowerRing, StackJack, StackSystem, StackWay, SwitchCentral and TriChannel are trademarks of Chipcom. This Proxy Statement/Prospectus may also include trademarks and trade names of companies other than 3Com and Chipcom which are the property of their respective owners.

    NOTICE TO NEW HAMPSHIRE RESIDENTS: Neither the fact that a registration statement or an application for a license has been filed with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any documents filed under RSA 421-B of the New Hampshire Uniform Securities Act is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
AVAILABLE INFORMATION......................................................................................          2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................................................          2
SUMMARY....................................................................................................          6
  The Companies............................................................................................          6
  Date and Place of the Chipcom Special Meeting............................................................          7
  Stockholders Entitled to Vote............................................................................          7
  Purpose of the Chipcom Special Meeting...................................................................          7
  Vote Required............................................................................................          7
  Effect of the Merger.....................................................................................          7
  Recommendation of the Chipcom Board of Directors.........................................................          8
  Opinion of Financial Advisor to Chipcom..................................................................          8
  Interests of Certain Persons in the Merger...............................................................          8
  Effective Time of the Merger.............................................................................          9
  Management of Chipcom After the Merger...................................................................          9
  Conditions to the Merger.................................................................................          9
  Termination..............................................................................................          9
  Surrender of Certificates................................................................................          9
  No Appraisal Rights......................................................................................         10
  Certain Federal Income Tax Consequences..................................................................         10
  Accounting Treatment.....................................................................................         10
  Comparison of Stockholder Rights.........................................................................         10
SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA........................................         11
COMPARATIVE PER SHARE DATA.................................................................................         15
MARKET PRICE INFORMATION...................................................................................         17
RISK FACTORS...............................................................................................         18
THE CHIPCOM SPECIAL MEETING................................................................................         23
  General..................................................................................................         23
  Matters To Be Considered at the Meeting..................................................................         23
  Voting at the Meeting; Record Date.......................................................................         23
  Proxies..................................................................................................         24
THE MERGER.................................................................................................         25
  Background of the Merger.................................................................................         25
  Reasons for the Merger; Recommendation of Chipcom Board of Directors.....................................         28
  Opinion of Financial Advisor to Chipcom..................................................................         31
  Interests of Certain Persons in the Merger...............................................................         34
  Accounting Treatment.....................................................................................         35
  Certain Federal Income Tax Consequences..................................................................         35
  Regulatory Approvals.....................................................................................         37
  Federal Securities Law Consequences......................................................................         37
  Nasdaq National Market Quotation.........................................................................         38
  No Appraisal Rights......................................................................................         38
  Certain Legal Proceedings................................................................................         38
THE MERGER AGREEMENT.......................................................................................         39
  The Merger...............................................................................................         39
  Conversion of Securities.................................................................................         39
  Representations and Warranties...........................................................................         40
  Certain Covenants and Agreements.........................................................................         40

                                                                                                               PAGE
                                                                                                             ---------
  No Solicitation..........................................................................................         41
  Related Matters After the Merger.........................................................................         42
  Indemnification..........................................................................................         42
  Conditions...............................................................................................         43
  Stock Option and Benefit Plans...........................................................................         43
  Termination; Termination Fees and Expenses...............................................................         44
  Amendment and Waiver.....................................................................................         45
INFORMATION CONCERNING 3COM................................................................................         46
  Business.................................................................................................         46
  Management's Discussion and Analysis of Financial Condition and Results of Operations....................         55
  Management...............................................................................................         60
  Security Ownership of Certain Beneficial Owners and Management...........................................         63
INFORMATION CONCERNING CHIPCOM.............................................................................         64
  Business.................................................................................................         64
  Security Ownership of Certain Beneficial Owners and Management...........................................         72
  Chipcom Stockholder Rights Plan..........................................................................         73
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS..........................................................         74
COMPARISON OF STOCKHOLDER RIGHTS...........................................................................         80
DESCRIPTION OF 3COM CAPITAL STOCK..........................................................................         86
  Common Stock.............................................................................................         86
  Certain Charter Provisions...............................................................................         86
  Preferred Stock..........................................................................................         87
  3Com Shareholder Rights Plan.............................................................................         87
LEGAL MATTERS..............................................................................................         88
EXPERTS....................................................................................................         88
INDEX TO 3COM SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS...............................................        F-1
ANNEX A    AGREEMENT AND PLAN OF MERGER....................................................................        A-1
ANNEX B    OPINION OF WESSELS, ARNOLD & HENDERSON, L.L.C...................................................        B-1

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/ PROSPECTUS. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION CONTAINED, OR INCORPORATED BY REFERENCE, IN THIS PROXY STATEMENT/PROSPECTUS AND THE ANNEXES HERETO. UNLESS OTHERWISE DEFINED HEREIN, CAPITALIZED TERMS USED IN THIS SUMMARY HAVE THE RESPECTIVE MEANINGS ASCRIBED TO THEM ELSEWHERE IN THIS PROXY
STATEMENT/PROSPECTUS. STOCKHOLDERS ARE URGED TO READ THIS PROXY STATEMENT/PROSPECTUS AND THE ANNEXES IN THEIR ENTIRETY.

    ALL SHARE AND PER SHARE DATA IN THIS PROXY STATEMENT/PROSPECTUS REFLECT ALL STOCK SPLITS OF 3COM COMMON STOCK AND CHIPCOM COMMON STOCK EFFECTED PRIOR TO THE DATE HEREOF.

THE COMPANIES

    3COM. 3Com designs, develops, manufactures, markets and supports a broad range of ISO 9000-compliant global data networking connectivity solutions for building/campus backbone, wide-area network ("WAN") backbone, workgroup, remote office and personal office environments. 3Com offers virtually all the necessary components to build and manage these networking infrastructures, including routers, hubs, remote access servers, switches, adapters and network management for Ethernet, Token Ring, fiber distributed data interface ("FDDI"), Asynchronous Transfer Mode ("ATM") and other high-speed data networks. As data networks have grown in size and importance and have become the primary computing environment for many organizations, customers are demanding increased performance, scalability and network access. 3Com's architecture for scaling performance and extending the reach of customers' data networks is called High Performance Scalable Networking ("HPSN"). HPSN encompasses the full breadth of 3Com's products and provides a blueprint for planning, implementing and managing customers' connectivity systems requirements. With an emphasis on industry standards, interoperability and investment protection, 3Com solutions are designed to reduce the overall cost of network ownership.

    3Com's products are marketed worldwide through multiple indirect channels, such as systems integrators, value-added resellers, distributors and original equipment manufacturers ("OEMs"), as well as directly to certain customers. 3Com maintains sales offices in 32 countries, service and support centers on three continents and manufacturing and distribution centers in the U.S. and Europe. 3Com sells its products to a wide range of customers in a variety of markets, including financial services, education, government, healthcare, manufacturing and technology.

    3Com was incorporated in California in June 1979. 3Com's executive offices are located at 5400 Bayfront Plaza, Santa Clara, California 95052, and its telephone number at that address is (408) 764-5000.

    CHIPCOM. Chipcom designs, manufactures and distributes computer networking intelligent switching systems, including hubs and internetworking and network management products. Chipcom's products are designed to allow users to build and manage networks with dissimilar personal computers, workstations, cabling systems and communications protocols within an entire building or campus or across remote locations of an enterprise. As entire organizations move to network (client/server) computing, features such as reliability, flexibility and manageablility are critical to the enterprise network. Chipcom is using its technology and product strategy in support of the evolution to enterprise networks.

    The ONline System Concentrator and related products, Chipcom's initial intelligent switching system, was first introduced in 1990. The Online System product family includes numerous modules to support Ethernet, Token Ring and FDDI communications protocols being transmitted over various types of cabling systems, such as shielded or unshielded twisted pair wiring, fiber-optic cable and thick or thin coaxial cable.

    During 1994, Chipcom introduced the ONcore Switching System, Chipcom's next-generation, high-capacity, highly scalable, intelligent switching hub designed for high-end enterprise networks. The InfiNET Switching Solution, also introduced in 1994, is a family of packet-switching products which provide increased network capacity and speed, or network "bandwidth." During the first quarter of 1995, Chipcom introduced the ONsemble StackSystem family of products. These Ethernet and Token Ring hubs and internetworking products are designed for remote sites or workgroups and provide a stackable architecture scaled to the requirements of smaller installations.

    Chipcom  markets  and  sells   its  products  worldwide  primarily   through
third-party distribution channels, including value-added resellers, OEMs and distributors.

    Chipcom was incorporated in Delaware in August 1983. Chipcom's principal executive offices are located at 118 Turnpike Road, Southborough, Massachusetts 01772, and its telephone number at that address is (508) 460-8900.

DATE AND PLACE OF THE CHIPCOM SPECIAL MEETING

    The Chipcom Special Meeting will be held on Thursday, October 12, 1995, at the offices of Hale and Dorr, 60 State Street, Boston, Massachusetts, commencing at 9:00 a.m., local time.

STOCKHOLDERS ENTITLED TO VOTE

    Holders of record of shares of Chipcom Common Stock at the close of business on September 7, 1995, are entitled to notice of and to vote at the Chipcom
Special Meeting. At such  date there were              shares of Chipcom  Common
Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon or which may properly come before the Chipcom Special Meeting.

PURPOSE OF THE CHIPCOM SPECIAL MEETING

    The purpose of the Chipcom Special Meeting is to consider and vote upon (i) a proposal to approve and adopt the Merger Agreement and (ii) such other matters as may properly be brought before the Chipcom Special Meeting, or any postponements or adjournments thereof.

VOTE REQUIRED

    The approval and adoption of the Merger Agreement by Chipcom stockholders will require the affirmative vote of the holders of a majority of the outstanding shares of Chipcom Common Stock.

EFFECT OF THE MERGER

    Upon consummation of the Merger, pursuant to the Merger Agreement, (i) Chipcom Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of 3Com ("Sub"), will be merged with and into Chipcom, which will be the surviving corporation, and Chipcom will become a wholly-owned subsidiary of 3Com, and (ii) each issued and outstanding share of Chipcom Common Stock will be converted into the right to receive (a) 1.06 shares of 3Com Common Stock (the "Conversion Number" or "Exchange Ratio") and (b) the related 3Com Common Stock Purchase Rights. See "Description of 3Com Capital Stock -- 3Com Shareholder Rights Plan." Fractional shares of 3Com Common Stock will not be issuable in connection with the Merger. Chipcom stockholders otherwise entitled to a fractional share will be paid the value of such fraction in cash determined as described herein under "The Merger Agreement -- The Merger."

    Upon consummation of the Merger, each then-outstanding option to purchase Chipcom Common Stock (a "Chipcom Option") will be assumed by 3Com and automatically converted into an option (a "3Com Option") to purchase the number of shares of 3Com Common Stock (rounded down to the nearest whole number) that the holder of such Chipcom Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the consummation of the Merger, at a price per share (rounded up to the nearest whole cent) equal to the aggregate exercise price for the shares of Chipcom Common Stock otherwise purchasable pursuant to such Chipcom Option divided by the number of whole shares of 3Com Common Stock purchasable pursuant to the 3Com Option which replaces such Chipcom Option. See "The Merger Agreement -- Stock Option and Benefit Plans."

    Based upon the capitalization of Chipcom and 3Com as of July 31, 1995, the stockholders of Chipcom immediately prior to consummation of the Merger will own approximately 11.1% of the outstanding shares of 3Com Common Stock immediately following consummation of the Merger.

RECOMMENDATION OF THE CHIPCOM BOARD OF DIRECTORS

    The Board of Directors of Chipcom has unanimously approved the Merger Agreement and recommends that holders of Chipcom Common Stock approve and adopt the Merger Agreement. See "The Merger -- Reasons for the Merger; Recommendations of the Chipcom Board of Directors."

OPINION OF FINANCIAL ADVISOR TO CHIPCOM

    Wessels, Arnold & Henderson, L.L.C. ("Wessels, Arnold & Henderson") delivered its oral opinion to the Board of Directors of Chipcom on July 26, 1995, confirmed in writing by a written opinion of the same date, to the effect that the terms of the Merger are fair from a financial point of view to the holders of Chipcom Common Stock. The full text of the written opinion of Wessels, Arnold & Henderson, which sets forth the assumptions made, the scope and limitations of the review undertaken and the procedures followed by Wessels, Arnold & Henderson, is attached hereto as Annex B and is incorporated herein by reference. HOLDERS OF CHIPCOM COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "The Merger -- Opinion of Financial Advisor to Chipcom."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    As of July 31, 1995, directors and executive officers of 3Com and their affiliates may be deemed to be beneficial owners of approximately 3.0% of the outstanding shares of 3Com Common Stock. See "Information Concerning 3Com -- Security Ownership of Certain Beneficial Owners and Management."

    As of July 31, 1995, directors and executive officers of Chipcom and their affiliates may be deemed to be beneficial owners of approximately 3.0% of the outstanding shares of Chipcom Common Stock. See "Information Concerning Chipcom
- -- Security Ownership of Certain Beneficial Owners and Management."

    Certain stock option agreements previously entered into with Menachem E. Abraham, Robert P. Badavas, Bruce L. Cohen, J. Robert Held, John C. Meyer, Roy
J. Moffa and Ellen R. Kokos, who are officers of Chipcom, provide that certain unvested options granted to such officers shall accelerate upon the closing of the Merger. Assuming the Merger is consummated on October 13, 1995, such officers would hold unvested options to acquire an aggregate of 507,511 shares of Chipcom Common Stock (the "Officer Options"), the vesting of which will accelerate by 12 months. After giving effect to this acceleration, Officer Options to purchase 226,815 shares of Chipcom Common Stock held by such officers will then be exercisable, with exercise prices ranging from $12.75 to $41.50 per share.

    Richard M. Burnes, Jr., Jerald G. Fishman, Frank A. Onians, William H. Sitter and Victoria A. Brown, members of Chipcom's Board of Directors, hold options to purchase an aggregate of 132,500 shares of Chipcom Common Stock granted under Chipcom's 1991 Director Stock Option Plan, as amended. Under the terms of said plan, all such outstanding options shall become exercisable in full upon the consummation of the Merger. Assuming the Merger is consummated on October 13, 1995, these provisions will result in the accelerated vesting of an aggregate of 77,000 shares of Chipcom Common Stock subject to options held by such directors, with exercise prices ranging from $8.34 to $32.75 per share.

    The Board of Directors of Chipcom adopted an Amended and Restated Severance Benefit Plan (the "Chipcom Severance Plan"), effective as of October 15, 1992. The Chipcom Severance Plan provides that each executive officer of Chipcom and certain other management level employees (individually, a "Participant") shall be entitled to compensation and certain benefits upon the occurrence of a "Triggering Event." Under the Chipcom Severance Plan, a "Triggering Event" means
(i) termination of a Participant's employment within 18 months following a "change in control" of Chipcom (as defined in the Chipcom Severance Plan) by Chipcom, unless such termination is for "cause" (as defined in the Chipcom Severance Plan), or by the Participant for "good reason" (as defined in the Chipcom Severance Plan), or (ii) death or disability of a Participant. The Merger will constitute a "change in control" for purposes of the Chipcom Severance Plan. Upon the occurrence of a Triggering Event within 18 months following the consummation of the Merger, a Participant shall be entitled to receive an amount equal to up to one year's compensation. In addition, the exercise dates of all stock options and restricted stock awards held by the Participant will be accelerated in full and such Participant shall be entitled to continue to receive for a period of up to one year any benefits to which he or she was entitled prior to termination. The amount, timing and duration of any payment or benefit received by a Participant under the Chipcom Severance Plan following termination varies according to whether he or she is an executive officer or a management level employee and the type of Triggering Event.

EFFECTIVE TIME OF THE MERGER

    It is anticipated that the Merger will become effective as promptly as practicable after the requisite approval of the Chipcom stockholders has been obtained and all other conditions to the Merger have been satisfied or waived (the "Effective Time"). It is anticipated that, assuming all conditions are met, the Merger will occur on October 13, 1995.

MANAGEMENT OF CHIPCOM AFTER THE MERGER

    After the Effective Time, it is expected that a majority of the current management of Chipcom will continue as members of management of 3Com or Chipcom and that Chipcom will operate as a wholly-owned subsidiary of 3Com.

CONDITIONS TO THE MERGER

    The obligations of 3Com and Chipcom to consummate the Merger are subject to the satisfaction of certain conditions, including, but not limited to, obtaining requisite stockholder and regulatory approvals, approval for quotation on the Nasdaq National Market of the 3Com Common Stock to be issued pursuant to the Merger, the absence of any injunction prohibiting consummation of the Merger, the continuing accuracy of the representations and warranties made in the Merger Agreement on and as of the Effective Time, the receipt of certain legal opinions with respect to tax matters and the receipt and confirmation of certain accountants' letters with respect to qualification of the Merger as a pooling of interests transaction. See "The Merger -- Accounting Treatment," "The Merger -- Certain Federal Income Tax Consequences" and "The Merger Agreement -- Conditions."

    The consummation of the Merger is subject to certain regulatory matters, including expiration of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). On August 11, 1995, 3Com and Chipcom each filed a notification and report form, together with a request for early termination of the waiting period under the HSR Act. See "The Merger -- Regulatory Approvals."

TERMINATION

    The Merger Agreement is subject to termination by mutual written consent of 3Com and Chipcom and at the option of either 3Com or Chipcom if the Merger is not consummated before December 31, 1995. The Merger Agreement is also subject to termination upon the occurrence of certain other events. Under certain circumstances, Chipcom may be required to reimburse 3Com for its expenses up to $1,000,000 and to pay 3Com a termination fee of $23,000,000 if the Merger Agreement is terminated. See "The Merger Agreement -- Termination; Termination Fees and Expenses."

SURRENDER OF CERTIFICATES

    If the Merger becomes effective, 3Com will mail a letter of transmittal with instructions to all holders of record of Chipcom Common Stock immediately prior to the Merger for use in surrendering their stock certificates in exchange for certificates representing shares of 3Com Common Stock and a cash payment in lieu of fractional shares, if any. CERTIFICATES SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED. See "The Merger Agreement -- Conversion of Securities."

NO APPRAISAL RIGHTS

    Holders of Chipcom Common Stock are not entitled to dissenters' appraisal rights under the Delaware General Corporation Law (the "DGCL") in connection with the Merger because the Chipcom Common Stock is quoted on the Nasdaq National Market and the shares of 3Com Common Stock to be issued pursuant to the Merger will be quoted on the Nasdaq National Market as of the Effective Time. See "The Merger -- No Appraisal Rights."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The Merger is intended to be a tax-free reorganization so that no gain or loss would be recognized by 3Com or Chipcom and no gain or loss would be recognized by Chipcom stockholders, except in respect of cash received in lieu of fractional shares. It is a condition to the Merger that 3Com and Chipcom shall have each received an opinion of their respective counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). For a further discussion of federal income tax consequences of the Merger, see "The Merger -- Certain Federal Income Tax Consequences." See also "The Merger Agreement -- Conditions."

ACCOUNTING TREATMENT

    The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. It is a condition to the Merger that 3Com and Chipcom shall have received letters from Deloitte & Touche LLP and Price Waterhouse LLP, their respective independent accountants, to the effect that they know of nothing with respect to 3Com or Chipcom, respectively, that would prohibit the business combination to be effected by the Merger from qualifying as a pooling of interests transaction under generally accepted accounting principles. See "The Merger -- Accounting Treatment" and "The Merger Agreement
- -- Conditions."

COMPARISON OF STOCKHOLDER RIGHTS

    See "Comparison of Stockholder Rights" for a summary of the material differences between the rights of holders of 3Com Common Stock and Chipcom Common Stock.

      SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

    The selected supplemental historical consolidated financial data of 3Com and the selected historical consolidated financial data of Chipcom have been derived from their respective audited historical and supplemental historical financial statements and should be read in conjunction with such financial statements and notes thereto, which are either included or incorporated by reference elsewhere in this Proxy Statement/Prospectus. 3Com's supplemental consolidated balance sheet and statements of operations for the periods presented include the balance sheet and statements of operations of Primary Access Corporation ("Primary Access"), with which 3Com consummated a business combination accounted for on a pooling of interests basis as of June 9, 1995, and also reflect a two-for-one split of 3Com Common Stock issued on August 25, 1995 to shareholders of record as of August 4, 1995. The Chipcom selected historical consolidated unaudited financial data as of July 1, 1995 and for the six months ended July 1, 1995 have been prepared on the same basis as the historical financial data derived from its audited financial statements and, in the opinion of Chipcom management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. Chipcom's operating results for the six months ended July 1, 1995 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 30, 1995.

    The selected unaudited pro forma combined financial data give effect to the proposed Merger on a pooling of interests basis. The unaudited pro forma combined financial data is based on the respective historical and supplemental historical financial statements and the notes thereto, which are either included or incorporated by reference elsewhere in this Proxy Statement/Prospectus. The unaudited pro forma combined balance sheet assumes that the Merger took place on May 31, 1995 and combines 3Com's May 31, 1995 supplemental consolidated balance sheet with Chipcom's July 1, 1995 unaudited consolidated balance sheet. The unaudited pro forma combined statements of operations assume that the Merger took place as of the beginning of the periods presented and combine 3Com's supplemental consolidated statements of operations for the fiscal years ended May 31, 1995, 1994 and 1993 with Chipcom's results of operations for the twelve months ended July 1, 1995, and for the years ended December 25, 1993 and December 26, 1992, respectively. This presentation has the effect of excluding Chipcom's results of operations for the six-month period ended June 25, 1994 from the pro forma combined statement of operations data.

    The unaudited pro forma combined financial data is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods of the results that actually would have been realized had the entities been a single entity during these periods. The unaudited pro forma combined financial data is derived from the unaudited pro forma combined financial statements appearing elsewhere herein and should be read in conjunction with those statements and notes thereto. See "Unaudited Pro Forma Combined Financial Statements."

                                      3COM
          SELECTED SUPPLEMENTAL HISTORICAL CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    FISCAL YEAR ENDED MAY 31,
                                                -----------------------------------------------------------------
                                                    1995          1994         1993         1992         1991
                                                -------------  -----------  -----------  -----------  -----------
SUPPLEMENTAL HISTORICAL CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
  Sales.......................................  $   1,325,693  $   851,047  $   630,966  $   429,597  $   413,498
  Operating income (loss).....................        196,517        3,422       60,213        4,701      (46,058)
  Net income (loss) (1).......................        125,999      (24,216)      39,677        4,591      (27,739)
  Net income (loss) per common and equivalent
   share (1)..................................           0.83        (0.19)        0.30         0.04        (0.23)
  Common and equivalent shares used in
   computing per share amounts................        152,698      129,620      132,872      123,312      121,936
SUPPLEMENTAL HISTORICAL CONSOLIDATED BALANCE
 SHEET DATA (END OF PERIOD):
  Working capital.............................  $     451,411  $   206,313  $   199,866  $   144,053  $   150,280
  Total assets................................        857,806      457,240      374,863      301,047      276,660
  Long-term obligations.......................        111,094        1,229        1,367        8,225        8,261
  Shareholders' equity........................        474,788      289,429      262,445      202,253      194,360

- ------------------------
(1) Net income for fiscal 1995 included a charge of approximately $60.8 million ($.24 per share) for purchased in-process technology primarily associated with the acquisition of NiceCom, Ltd. ("NiceCom") and a charge of $6.1 million ($.04 per share) for merger costs associated with the acquisitions of Sonix Communications Limited ("Sonix") and Primary Access.

    Net loss for fiscal 1994 included a charge of approximately $134.5 million ($.93 per share) for purchased in-process technology resulting from 3Com's acquisitions of Synernetics, Inc. ("Synernetics") and Centrum Communications, Inc. ("Centrum") and an exclusive technology licensing agreement with Pacific Monolithics, Inc. ("Pacific Monolithics"), a gain of approximately $17.7 million ($.08 per share) relating to the sale of an investment and a tax benefit of $1.2 million ($.01 per share) resulting from retroactive tax law changes.

    Net income for fiscal 1993 included non-recurring items totalling $1.3 million ($.01 per share) which consisted of the net cost of a litigation settlement of $3.6 million, merger costs of $1.0 million related to the acquisition of Star-Tek, Inc. ("Star-Tek"), offset by a reduction in accrued restructuring costs of $3.3 million based on revised estimates of future costs.

    Net income for fiscal 1992 included a charge of approximately $10.4 million ($.07 per share) for purchased in-process technology resulting from 3Com's acquisition of the data networking products business of BICC Group, plc. ("BICC").

    Net loss for fiscal 1991 included a restructuring charge of $67.0 million ($.36 per share) related to 3Com's exit from the workgroup systems business, the sale of the Maxess SNA connectivity product line, the amendment of 3Com's license agreement with Microsoft Corporation ("Microsoft") making Microsoft solely responsible for the standard LAN Manager network operating system, and a reduction in 3Com's workforce by approximately 12 percent.

                                    CHIPCOM
                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                            SIX MONTHS ENDED                          FISCAL YEAR ENDED
                                        ------------------------  ---------------------------------------------------------
                                          JULY 1,     JUNE 25,     DEC. 31,     DEC. 25,    DEC. 26,   DEC. 28,   DEC. 29,
                                           1995         1994         1994         1993        1992       1991       1990
                                        -----------  -----------  -----------  -----------  ---------  ---------  ---------
HISTORICAL CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
  Sales...............................  $   157,721  $   113,188  $   267,776  $   160,486  $  92,265  $  52,819  $  34,004
  Operating income (loss).............       13,529       12,170       27,939       20,075      9,697      3,437       (644)
  Income (loss) before cumulative
   effect of change in accounting
   principle..........................        9,218        8,005       18,560       12,346      5,369      1,189     (1,016)
  Net income (loss)...................        9,218        8,005       18,560       14,549      5,369      1,189     (1,016)
  Income (loss) per share before
   cumulative effect of change in
   accounting principle...............         0.52         0.47         1.07         0.78       0.38       0.10      (0.11)
  Net income (loss) per common and
   equivalent share...................         0.52         0.47         1.07         0.92       0.38       0.10      (0.11)
  Common and equivalent shares used in
   computing per share amounts........       17,725       17,145       17,341       15,791     14,178     11,556      8,948
HISTORICAL CONSOLIDATED BALANCE SHEET
 DATA (END OF PERIOD):
  Working capital.....................  $   124,539               $   119,280  $   100,704  $  42,699  $  41,022  $   8,853
  Total assets........................      236,130                   221,853      157,928     82,215     58,121     20,004
  Long-term debt......................           29                       284        1,058      3,466      4,995      3,959
  Stockholders' equity................      172,663                   158,936      124,693     58,659     42,644      9,085

- ------------------------
    As a result of the merger between Chipcom and Artel Communications Corporation ("Artel") effective February 14, 1994, the above financial data for all periods reflects the combined results of operations of the two companies.

    On August 31, 1994, Chipcom acquired DSI ExpressNetworks, Inc. ("DSI"). The results of operations of DSI are included in Chipcom's consolidated financial data since August 31, 1994.

    Net income and per share data for the year ended December 31, 1994 include merger and acquisition related expenses incurred in conjunction with Chipcom's merger with Artel and Chipcom's acquisition of DSI. Excluding these one-time charges, net income and net income per share would have been $26.8 million and $1.54, repectively.

    All per share data reflects a three-for-two stock split effected November 14, 1994 in the form of a dividend.

    Net income and net income per share data for 1993 include the favorable effect of the required adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This adoption increased net income and net income per share by approximately $2.2 million and $.14, respectively.

                                  3COM AND CHIPCOM
                     SELECTED PRO FORMA COMBINED FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                    (UNAUDITED)

                                                                                 FISCAL YEAR ENDED MAY 31,
                                                                         -----------------------------------------
                                                                             1995           1994          1993
                                                                         -------------  -------------  -----------
PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA:
  Sales................................................................  $   1,638,002  $   1,011,533  $   723,231
  Operating income.....................................................        225,815         23,497       69,910
  Net income (loss)....................................................        143,772        (11,870)      45,046
  Net income (loss) per common and equivalent share (1)................           0.84          (0.08)        0.30
  Common and equivalent shares used in computing per share amounts.....        171,387        145,139      147,901

PRO FORMA COMBINED BALANCE SHEET DATA (END OF PERIOD):
  Working capital......................................................  $     540,050
  Total assets.........................................................      1,068,117
  Long-term obligations................................................        116,472
  Shareholders' equity.................................................        605,551
  Book value per share (2).............................................           3.76

- ------------------------
(1) The pro forma combined net income (loss) per common and equivalent share is based upon the weighted average number of common and equivalent shares outstanding (except where inclusion of common equivalent shares is antidilutive) of 3Com and Chipcom for each period at the Exchange Ratio of
     1.06 of shares of 3Com Common Stock for each share of Chipcom Common Stock.

(2) Book value per share is computed by dividing pro forma shareholders' equity by the pro forma number of shares of Common Stock outstanding at the end of the period at the Exchange Ratio of 1.06 shares of 3Com Common Stock for each share of Chipcom Common Stock.

                           COMPARATIVE PER SHARE DATA
                                  (UNAUDITED)

    The   following  table  sets  forth   certain  historical  and  supplemental
historical per share data of 3Com and Chipcom and unaudited pro forma and equivalent pro forma combined per share data after giving effect to the proposed Merger on a pooling of interests basis at the Exchange Ratio of 1.06 shares of 3Com Common Stock for each share of Chipcom Common Stock. This data should be read in conjunction with the selected historical and supplemental historical financial data, the unaudited pro forma combined financial statements and the separate historical and supplemental historical consolidated financial statements of 3Com and Chipcom and the notes thereto incorporated in or included elsewhere in this Proxy Statement/Prospectus. The unaudited pro forma combined financial data are not necessarily indicative of the operating results or financial position that would have been achieved had the Merger been consummated at the beginning of the periods presented and should not be construed as representative of future operations. Neither Chipcom nor 3Com has ever declared or paid cash dividends on their respective shares of capital stock.

                                                                                               FISCAL YEAR ENDED
                                                                                      -----------------------------------
                                                                                        MAY 31,     MAY 31,     MAY 31,
                                                                                         1995        1994        1993
                                                                                      -----------  ---------  -----------
Supplemental historical -- 3Com:
  Net income (loss) per share....................................                      $    0.83   $   (0.19)  $    0.30
  Book value per share (1).......................................                           3.32        2.15        2.06


                                                                                               FISCAL YEAR ENDED
                                                                                      -----------------------------------
                                                                   SIX MONTHS ENDED    DEC. 31,    DEC. 25,    DEC. 26,
                                                                     JULY 1, 1995        1994        1993        1992
                                                                   -----------------  -----------  ---------  -----------
Historical -- Chipcom:
  Income per share before cumulative effect of change in
   accounting principle (2)......................................      $    0.52       $    1.07   $    0.78   $    0.38
  Book value per share (1).......................................          10.11            9.47        7.86        4.27

                                                                                               FISCAL YEAR ENDED
                                                                                      -----------------------------------
                                                                                         1995        1994        1993
                                                                                      -----------  ---------  -----------
Pro forma and equivalent pro forma combined net income (loss) per share before cumulative effect of change in accounting principle
 (3)(4):
  Pro forma combined net income (loss) per 3Com share............                      $    0.84   $   (0.08)  $    0.30
  Equivalent pro forma combined net income (loss) per Chipcom
   share (5).....................................................                           0.89       (0.08)       0.32

                                                                                        MAY 31,
                                                                                         1995
                                                                                      -----------
Pro forma combined book value per share (3)(4)(6):
  Pro forma combined book value per 3Com share...................                      $    3.76
  Equivalent pro forma combined book value per Chipcom share
   (5)...........................................................                           3.99

- ------------------------
(1) The historical and supplemental historical book value per share is computed by dividing shareholders' equity by the number of shares of Common Stock outstanding at the end of each period.

(2) Chipcom adopted Statement of Financial Accounting Standards No. 109 effective at the beginning of fiscal 1993.

(3) The unaudited pro forma combined net income (loss) per common and equivalent share data is based upon the weighted average number of common and equivalent shares of 3Com and

     Chipcom for each period at the Exchange Ratio of 1.06 shares of 3Com Common
     Stock for each share of Chipcom Common Stock. Net income (loss) of 3Com for the fiscal year ended May  31, 1995, 1994 and  1993 has been combined  with the  net income of Chipcom for the twelve months ended July 1, 1995 and for
     the  fiscal  years  ended  December   25,  1993  and  December  26,   1992,
     respectively.  The  presentation  has  the  effect  of  excluding Chipcom's results of operations for  the six-months period ended  June 24, 1994  from the  pro  forma and  equivalent pro  forma combined  net income  (loss) per share. The pro forma and equivalent pro forma combined book value per share data reflect 3Com's per  share data as  of May 31,  1995 and Chipcom's  per share data as of July 1, 1995.

(4) 3Com and Chipcom estimate they will incur direct transaction costs of approximately $10 million associated with the Merger, consisting of fees for investment banking, legal, accounting, financial printing and other related charges.

    In addition, it is expected that as a result of the Merger, the combined company will incur restructuring expenses estimated to be between $40 and $50 million. For the purposes of the preparation of the unaudited pro forma combined financial statements, an estimate of $55 million is used for the sum of transaction costs and restructuring expenses. The restructuring expenses are expected to include:

        -  write-off   of  assets  including   capitalized  software,  purchased
           technology, inventory and fixed assets associated with duplicate product lines;

        -  elimination   of   duplicate  management   information   systems  and
           facilities, including cancellation of leases; and

        -  severance and outplacement costs.

   The income tax effect of these expenses has also been reflected as a pro forma adjustment. These nonrecurring costs will be charged to operations in the fiscal quarter in which the Merger is consummated. The unaudited pro forma combined balance sheet gives effect to such expenses as if they had been incurred as of May 31, 1995, but the effects of these costs have not been reflected in the unaudited pro forma combined statements of operations.

(5) The unaudited pro forma combined net income (loss) per equivalent Chipcom share amounts and the unaudited pro forma book value per equivalent Chipcom share amounts are calculated by multiplying the respective unaudited pro forma combined per 3Com share amounts by the Exchange Ratio of 1.06 shares of 3Com Common Stock for each share of Chipcom Common Stock.

(6) The unaudited pro forma combined book value per share is computed by dividing unaudited pro forma combined shareholders' equity by the unaudited pro forma number of shares of Common Stock outstanding at the end of each period.

                            MARKET PRICE INFORMATION

    The following table sets forth the range of high and low sale prices reported on the Nasdaq National Market for 3Com Common Stock for the fiscal periods indicated (share prices have been adjusted to reflect two-for-one stock splits, effective August 25, 1995 and September 1, 1994):

                                                                                   3COM
                                                                               COMMON STOCK
                                                                           --------------------
                                                                             HIGH        LOW
                                                                           ---------  ---------
Fiscal Year Ended May 31, 1994:
  First Quarter..........................................................  $    7.31  $    4.91
  Second Quarter.........................................................       9.25       6.03
  Third Quarter..........................................................      15.81       8.84
  Fourth Quarter.........................................................      15.94      11.61
Fiscal Year Ended May 31, 1995:
  First Quarter..........................................................  $   17.28  $   10.06
  Second Quarter.........................................................      23.00      15.75
  Third Quarter..........................................................      26.63      20.06
  Fourth Quarter.........................................................      34.63      25.69
Fiscal Year Ending May 31, 1996:
  First Quarter..........................................................  $          $
  Second Quarter (through September   , 1995)............................

    The following table sets forth the range of high and low sale prices reported on the Nasdaq National Market for Chipcom Common Stock for the fiscal periods indicated (share prices have been adjusted to reflect a three-for-two stock split effective November 14, 1994):

                                                                                 CHIPCOM
                                                                               COMMON STOCK
                                                                           --------------------
                                                                             HIGH        LOW
                                                                           ---------  ---------
Fiscal Year Ended December 25, 1993:
  First Quarter..........................................................  $   23.00  $   17.00
  Second Quarter.........................................................      29.00      19.17
  Third Quarter..........................................................      37.00      26.33
  Fourth Quarter.........................................................      36.33      28.92
Fiscal Year Ended December 31, 1994:
  First Quarter..........................................................  $   39.75  $   31.50
  Second Quarter.........................................................      36.75      20.75
  Third Quarter..........................................................      39.38      23.38
  Fourth Quarter.........................................................      50.50      31.88
Fiscal Year Ending December 30, 1995:
  First Quarter..........................................................  $   47.25  $   37.75
  Second Quarter.........................................................      35.50      20.13
  Third Quarter (through September   , 1995).............................

    The following table sets forth the closing prices per share of 3Com Common Stock and Chipcom Common Stock on the Nasdaq National Market on July 26, 1995, the last full trading date prior to the execution and delivery of the Merger Agreement and the public announcement thereof, and on September , the latest practicable trading day before the printing of this Proxy Statement/Prospectus; and the equivalent per share prices for Chipcom Common Stock based on the 3Com Common Stock prices multiplied by the Exchange Ratio of 1.06:

                                                     3COM COMMON    CHIPCOM COMMON    CHIPCOM
                                                        STOCK           STOCK       EQUIVALENT
                                                    --------------  --------------  -----------
July 26, 1995.....................................    $    37.82      $    29.75     $   40.08
September   , 1995................................        --              --            --

    Because the market price of 3Com Common Stock is subject to fluctuation, the market value of the shares of 3Com Common Stock that holders of Chipcom Common Stock will receive in the Merger may increase or decrease prior to the Merger. CHIPCOM STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION OF THE CHIPCOM COMMON STOCK AND THE 3COM COMMON STOCK.

                                  RISK FACTORS

    THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED BY HOLDERS OF CHIPCOM COMMON STOCK IN EVALUATING WHETHER TO APPROVE THE MERGER AGREEMENT AND THEREBY BECOME HOLDERS OF 3COM COMMON STOCK. THESE FACTORS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS.

RISKS RELATING TO THE MERGER

    INTEGRATION OF CHIPCOM OPERATIONS. The managements of 3Com and Chipcom have entered into the Merger Agreement with the expectation that the Merger will result in beneficial synergies. See "The Merger -- Reasons for the Merger; Recommendation of Chipcom Board of Directors." Achieving the anticipated benefits of the Merger will depend in part upon whether the integration of the two companies' businesses is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The successful combination of companies in the high technology industry may be more difficult to accomplish than in other industries. The combination of the two companies will require, among other things, integration of the companies' respective product offerings and coordination of their sales and marketing and research and development efforts. There can be no assurance that such integration will be accomplished smoothly or successfully. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. The integration of certain operations following the Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined company. The inability of management to successfully integrate the operations of the two companies could have a material adverse effect on the business and results of operations of 3Com. In addition, as commonly occurs with mergers of technology companies, during the pre-merger and integration phases, aggressive competitors may undertake formal initiatives to attract customers and to recruit key employees through various incentives.

    RESELLERS AND CUSTOMERS. There can be no assurance that resellers and present and potential customers of 3Com and Chipcom will continue their current buying patterns without regard to the announced Merger. In particular, 3Com and Chipcom believe that certain customers may defer purchasing decisions as they evaluate 3Com's future product strategy and consider aggressive pricing programs of certain competitors of Chipcom and 3Com. Any such deferrals could have a material adverse effect upon the results of operations of 3Com and/or Chipcom both in the near term and the long term.

    RELATIONSHIP WITH IBM. Sales to International Business Machines Corporation ("IBM"), Chipcom's principal customer and a reseller of Chipcom products, accounted for 38.2% of Chipcom's revenues in 1994 and 29.9% of Chipcom revenues in the first six months of 1995. Sales to IBM declined to $16.6 million in the second quarter of 1995 from $30.6 million in the first quarter of 1995. This decrease in sales to IBM resulted primarily from an inventory imbalance at IBM and a decrease in sales of Chipcom products by IBM to its customers. Revenues derived from sales to IBM during the third quarter of fiscal 1995 may decrease from the second quarter level, and there can be no assurance that sales of Chipcom products to IBM will not decrease further in future periods, whether or not the Merger is consummated. IBM purchases products from Chipcom pursuant to a complex series of agreements entered into between Chipcom and IBM in September 1992 (the "Alliance Agreements"). IBM and Chipcom each has the right to terminate the Alliance Agreements for its convenience on short notice. 3Com and IBM have entered into a Memorandum of Understanding pursuant to which they have agreed to work together to continue and extend the existing relationship between Chipcom and IBM. Implementation of the Memorandum of Understanding will require the negotiation of new agreements between 3Com and IBM covering the sale of 3Com products to IBM and the sale of IBM products to 3Com, as well as the amendment of the existing Alliance Agreements. Subject to 3Com and IBM reaching definitive agreement on the terms of the sale of certain products to each other, 3Com and IBM have agreed not to terminate the Alliance Agreements for convenience for a period of 18 months from the Effective Time. The success of the Merger will depend in substantial part on the continuation and improvement of the IBM/Chipcom relationship and the successful development of a broader business relationship between 3Com and IBM. There can be no assurance that 3Com will be successful in this regard. See "The Merger -- Background of the Merger" and "Information Concerning Chipcom -- Business -- Relationship with IBM."

    TRANSACTION AND RESTRUCTURING CHARGES. 3Com expects to incur charges to operations currently estimated to be between $50 million and $60 million in the quarter in which the Merger is consummated, to reflect costs associated with combining the operations of the two companies, transaction fees and costs incident to the Merger. This estimate includes direct transaction costs associated with the Merger estimated to be approximately $10 million, consisting of fees for investment banking, legal, accounting, financial printing and other related charges, and restructuring expenses to be incurred by the combined company estimated to be between $40 and $50 million, which expenses will include the write-off of assets including capitalized software, purchased technology, inventory and fixed assets associated with duplicate product lines, elimination of duplicate management information systems and facilities, including cancellation of leases, and severance and outplacement costs. These amounts are preliminary estimates and therefore subject to change. Additional unanticipated expenses may be incurred relating to the integration of the businesses of Chipcom and 3Com, including the integration of product lines and distribution and administrative functions. Although 3Com expects that the elimination of duplicative expenses as well as other efficiencies related to the integration of the businesses may offset additional expenses over time, there can be no assurance that such net benefit will be achieved in the near term, or at all. See "Selected Historical and Unaudited Pro Forma Combined Financial Data."

RISKS RELATING TO 3COM AND THE COMBINED COMPANY

    ACQUISITION STRATEGY. Acquisitions of complementary businesses are an active part of 3Com's overall business strategy. In addition to the proposed Chipcom acquisition, 3Com has recently consummated acquisitions of several other businesses, including Primary Access, Sonix, AccessWorks Communications, Inc. ("AccessWorks") and NiceCom. 3Com continually evaluates potential acquisition and investment opportunities. There can be no assurance that products, technologies and businesses of acquired companies will be effectively assimilated into 3Com's business or product offerings. In addition, 3Com may incur significant expenses to complete acquisitions and investments and to support the acquired products, technologies or businesses. There can be no assurance that any acquired products, technologies or businesses will contribute to 3Com's revenues or earnings to any material extent. Further, the challenge of managing the integration of several companies simultaneously is significant, and there can be no assurance that 3Com will be able to successfully manage such integration.

    NEW PRODUCTS AND TECHNOLOGICAL CHANGE. The market for 3Com's products (including the product lines of Chipcom to be acquired in the Merger) is characterized by rapid technological developments, evolving industry standards, changes in customer requirements, frequent new product introductions and enhancements and short product life cycles. 3Com's success depends in substantial part upon its ability, on a cost-effective and timely basis, to continue to enhance its existing products and to develop and introduce new products that take advantage of technological advances. An unexpected change in one or more of the technologies affecting data networking or in market demand for products based on a particular technology could have a material adverse effect on 3Com's operating results. For instance, a large portion of 3Com's revenues is comprised of sales of products based on Ethernet technology. 3Com's operating results could be adversely affected if there were to be an unexpected change in demand for products based on such technology or if 3Com does not respond timely and effectively to expected changes. 3Com is engaged in research and development activities in certain emerging local-area network ("LAN") and WAN high-speed technologies, such as 100 Mbps Ethernet, ATM and Integrated
Services   Digital   Network  ("ISDN").   There   can  be   no   assurance  that

3Com will be able to timely and successfully develop new products to address new industry transmission standards and technological changes or to respond to new product announcements by others or that any such new products will achieve market acceptance. See "Information Concerning 3Com -- Business" and "Information Concerning Chipcom -- Business."

    COMPETITION. Both 3Com and Chipcom experience significant competition and expect substantial additional competition from established and emerging computer, communications, intelligent network wiring and network management companies. The primary competitors for 3Com's products are Bay Networks, Inc. ("Bay Networks"), Cabletron Systems, Inc. ("Cabletron"), Cisco Systems ("Cisco"), Intel Corporation ("Intel") and Standard Microsystems Corporation ("Standard Microsystems"), while the primary competitors for Chipcom's products are Bay Networks, Cabletron, Digital Equipment Corporation ("Digital") and Ungermann-Bass, Inc. ("Ungermann-Bass"). There can be no assurance that 3Com will be able to compete successfully in the future with existing competitors or new competitors. The data networking industry has become increasingly competitive and 3Com's results of operations may be adversely affected by the actions of existing or future competitors. Such actions may include the development or acquisition of new technologies, the introduction of new products, marketing and sales activities directed at 3Com and Chipcom customers while the 3Com and Chipcom product lines and sales forces are being integrated, the assertion by third parties of patent or similar intellectual property rights, and the reduction of prices by competitors to gain or retain market share. Industry consolidation or alliances may also affect the competitive environment. In particular, competitive pressures from existing or new competitors who offer lower prices or introduce new products could result in delayed or deferred purchasing decisions by potential customers and price reductions, both of which would adversely affect 3Com's sales and operating margins. The industry in which 3Com and Chipcom compete is characterized by declining average selling prices. This trend could adversely impact 3Com's sales and operating margins. 3Com pioneered its global data networking strategy by participating in designing, manufacturing and marketing products for all segments of the market for on-premises equipment. Until recently, 3Com's competitors typically competed in one or a limited number of segments of the on-premises sector of the data networking market. These companies are using their resources and technical expertise to improve and expand their product lines in an effort to gain market share. Several are extending their product offerings beyond a single market segment and pursuing strategies more closely resembling 3Com's global data networking strategy. See "Information Concerning 3Com -- Business -- Competition."

    PRODUCT PROTECTION AND INTELLECTUAL PROPERTY. 3Com currently relies upon a combination of patents, copyrights, trademarks and trade secret laws to establish and protect its proprietary rights in its products. 3Com maintains as proprietary the software and other portions of the technology incorporated in its products. 3Com has been issued and has applied for numerous patents in the United States on various aspects of its hardware and software products. There can be no assurance that the steps taken by 3Com to protect its proprietary rights will be adequate to prevent misappropriation of its technology or that 3Com's competitors will not independently develop technologies that are substantially equivalent or superior to 3Com's technology. In addition, the laws of some foreign countries do not protect 3Com's proprietary rights to the same extent as do the laws of the United States. No assurance can be given that any patents currently held or issued to 3Com in the future will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages.

    From time to time 3Com receives communications from third parties asserting that 3Com's use of trademarks, or that 3Com's products, infringe or may infringe the rights of third parties. There can be no assurance that any such claims will not result in protracted and costly litigation; however, based upon general practice in the industry 3Com believes that such matters can ordinarily be resolved without any material impact on its results of operations. See "Information Concerning 3Com -- Business -- Markets and Customers," "-- Product Development" and "-- Patents, Licenses and Related Matters."

    VOLATILITY OF STOCK PRICE. Based on the trading history of its stock, 3Com believes factors such as announcements of new products by 3Com or its competitors, sales of stock into the market by existing holders, quarterly fluctuations in 3Com's financial results and general conditions in the data networking market have caused and are likely to continue to cause the market price of the 3Com Common Stock to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of 3Com's Common Stock. See "Market Price Information." Because the market price of 3Com Common Stock is subject to fluctuation, the market value of the shares of 3Com Common Stock that the Chipcom shareholders will receive in the Merger may increase or decrease prior to the Merger. Chipcom shareholders are urged to obtain a current market quotation for 3Com Common Stock.

    SMALL BACKLOG AND POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS. 3Com customers place orders on an as needed basis and 3Com typically ships products within one to four weeks after receipt of an order. Accordingly, 3Com does not maintain a substantial backlog, and most of its revenues in each quarter result from orders booked in that quarter. 3Com establishes its expenditure levels based on its expectations as to future revenues, and if revenue levels were below expectations this could cause expenses to be disproportionately high. As a result, a drop in near term demand will significantly affect sales, causing a disproportionate reduction in profits in any quarter. In the future, 3Com's operating results may fluctuate for this reason or as a result of a number of other factors, including increased competition, variations in the mix of sales, announcements of new products by 3Com or its competitors and capital spending patterns of 3Com's customers.

    DEPENDENCE UPON SUPPLIERS. Some key components of 3Com's products are currently available only from single sources. The inability of 3Com to obtain certain components could require 3Com to redesign or delay shipments of several of its data networking products. 3Com has sought to establish close relationships with sole-source suppliers and/or to build up inventory of such components; however, there can be no assurance that production will not be interrupted due to the unavailability of components. 3Com believes that its inventory levels of these components, combined with finished components held by 3Com's suppliers, are adequate for its presently forecasted needs. Although 3Com has contractual arrangements with certain of its sole-source suppliers, there can be no assurance that in the future 3Com's suppliers will be able to meet the demand for components in a timely and cost-effective manner. 3Com's operating results and customer relationships could be adversely affected by either an increase in prices for, or an interruption or reduction in supply of, any key components. See "Information Concerning 3Com -- Business."

    CERTAIN  CHARTER  PROVISIONS.     Certain  charter  provisions  and   3Com's
shareholder rights plan could have the effect of delaying, deferring or preventing a change in control of 3Com. In addition, 3Com's charter eliminates the personal monetary liability of its directors for breach of their duty of care, and 3Com has entered into agreements with its officers and directors indemnifying them against losses they may incur in legal proceedings resulting from their service to 3Com. See "Description of 3Com Capital Stock."

    ACTS OF GOD. 3Com's corporate headquarters and a large portion of its research and development activities and other critical business operations are located near major earthquake faults. Operating results could be materially adversely affected in the event of a major earthquake.

    ATTRACTION AND RETENTION OF KEY EMPLOYEES. Competition for qualified personnel in the computer and communications industries is intense. The future success of the combined companies will depend in large part on its ability to attract and retain key employees. See "Information Concerning 3Com -- Business."

RISKS RELATING TO CHIPCOM

    DEPENDENCE ON IBM.   In  September 1992,  Chipcom entered  into a  worldwide
marketing and development alliance with IBM embodied in the Alliance Agreements. Sales to IBM accounted for

38.2% of Chipcom's revenues in 1994 and 29.9% of Chipcom's revenues in the first six months of 1995. Sales to IBM declined to $16.6 million in the second quarter of 1995 from $30.6 million in the first quarter of 1995. This decrease in sales to IBM resulted primarily from an inventory imbalance at IBM and a decrease in sales of Chipcom products by IBM to its customers. Revenues derived from sales to IBM during the third quarter of fiscal 1995 may decrease from the second quarter level, and there can be no assurance that sales of Chipcom products to IBM will not decrease further in future periods. Further declines in sales to IBM would have a material adverse effect on Chipcom's results of operations. IBM and Chipcom each has the right to terminate the Alliance Agreements for convenience on short notice. A termination of, or significant adverse change in, the relationships between IBM and Chipcom could have a material adverse effect on Chipcom's business. In addition, IBM may elect to develop products competitive with Chipcom's products which could have a material adverse effect on Chipcom's business. See "Information Concerning Chipcom -- Business -- Relationship with IBM."

    NEW PRODUCTS AND TECHNOLOGICAL CHANGE. The market for Chipcom's products is characterized by rapid technological developments, evolving industry standards, changes in customer requirements, frequent new product introductions and enhancements and short product life cycles. Chipcom's success depends in substantial part upon its ability to continue to enhance, on a cost-effective and timely basis, its existing products and to develop and introduce new products that take advantage of technological advances. Chipcom's operating results could be adversely affected if there were to be an unexpected change in demand for products based on a particular technology or if Chipcom does not respond timely and effectively to expected changes. Chipcom is engaged in research and development activities in certain emerging LAN and WAN high-speed technologies, such as 100 Mbps Ethernet, ATM and ISDN. There can be no assurance that Chipcom will be able to timely and successfully develop new products to address new industry transmission standards and technological changes or to respond to new product announcements by others or that such products will achieve market acceptance. Chipcom has in the past occasionally experienced delays in introducing certain of its products. There can be no assurance that Chipcom will not encounter technical or other difficulties that could delay introduction of new products in the future or, if Chipcom encounters such delays, that they would not have a material adverse effect on Chipcom's business. Chipcom relies on a combination of patent, trade secret, copyright and trademark law, nondisclosure agreements and technical measures to protect its rights pertaining to its products. Such protection may not preclude competitors from developing products with features similar to Chipcom's products.

    COMPETITION. Chipcom experiences significant competition and expects substantial additional competition from established and emerging computer, communications, intelligent network wiring and network management companies. The primary competitors for Chipcom's products are Bay Networks, Cabletron, Digital and Ungermann-Bass. There can be no assurance that Chipcom will be able to compete successfully in the future with existing competitors or new competitors. The data networking industry has become increasingly competitive and Chipcom's results of operations may be adversely affected by the actions of existing or future competitors. Such actions may include the development or acquisition of new technologies, the introduction of new products, marketing and sales activities directed at Chipcom customers while Chipcom product lines and sales forces are being integrated, the assertion by third parties of patent or similar intellectual property rights, and the reduction of prices by competitors to gain or retain market share. In particular, competitive pressures from existing or new competitors who offer lower prices or introduce new products could result in delayed or deferred purchasing decisions by potential customers and price reductions, both of which could adversely affect Chipcom's sales and operating margins. The industry in which Chipcom competes is characterized by declining average selling prices. This trend could adversely impact Chipcom's sales and operating margins. Chipcom participates in designing, manufacturing and marketing on-premises equipment. Chipcom's competitors typically compete in one or more segments of the on-premises sector of the data networking market. These companies are using their resources and technical expertise to improve and expand their product offerings beyond a single market segment. Many of Chipcom's competitors are more established, benefit from greater market recognition and have greater financial, technological, production and marketing resources than Chipcom. In addition, certain companies in the networking industry have expanded their product lines or technologies in recent years as a result of acquisitions. Although Chipcom believes that it has certain technological and other advantages over its competitors, maintaining such advantages will require continued investment by Chipcom in research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to maintain such competitive advantages.

    POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS. The majority of Chipcom's revenues in each quarter result from orders booked in that quarter. Chipcom establishes its spending levels based on its expectations as to future revenues, and if revenue levels are below expectations this could cause expenses to be disproportionately high. As a result, a drop in near term demand will significantly affect sales, causing a disproportionate reduction in profits in any quarter. Chipcom's operating results may fluctuate for this reason or as a result of a number of other factors, including increased competition, announcements of new products by Chipcom or its competitors, acceptance of new products in the market and capital spending patterns of Chipcom's customers.

    VOLATILITY OF STOCK PRICE. Based on the trading history of its stock, including declines in Chipcom's stock price in the second quarter of fiscal 1995, Chipcom believes factors such as quarterly fluctuations in Chipcom's financial results, sales of stock into the market by existing holders, announcements of new products by Chipcom or its competitors and general conditions in the networking industry have caused and are likely to continue to cause the market price of Chipcom Common Stock to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of Chipcom's Common Stock. See "Market Price Information."

                          THE CHIPCOM SPECIAL MEETING

GENERAL

    This Proxy Statement/Prospectus is being furnished to holders of Chipcom Common Stock in connection with the solicitation of proxies by the Chipcom Board of Directors for use at the Chipcom Special Meeting to be held on Thursday, October 12, 1995 at the offices of Hale and Dorr, 60 State Street, Boston, Massachusetts, commencing at 9:00 a.m., local time, and at any adjournments or postponements thereof.

    This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of Chipcom on or about September 11, 1995.

MATTERS TO BE CONSIDERED AT THE MEETING

    At the Chipcom Special Meeting, holders of Chipcom Common Stock will consider and vote upon a proposal to approve and adopt the Merger Agreement and such other matters as may properly be brought before the Chipcom Special Meeting, or any postponements or adjournments thereof.

    The Board of Directors of Chipcom has unanimously approved the Merger Agreement and recommends a vote FOR approval and adoption of the Merger Agreement.

VOTING AT THE MEETING; RECORD DATE

    Holders of record of shares of Chipcom Common Stock on September 7, 1995 will be entitled to notice of and to vote at the Chipcom Special Meeting. As of
September 7, 1995 there were        shares of Chipcom Common Stock  outstanding,
entitled to vote and held by approximately holders of record. Each holder of record of shares of Chipcom Common Stock on the record date is entitled to cast one vote per share on each proposal submitted for the vote of the Chipcom stockholders, either in person or by properly executed proxy, at the Chipcom Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Chipcom Common Stock entitled to vote is necessary to constitute a quorum at the Chipcom Special Meeting.

    The approval and adoption by Chipcom stockholders of the Merger Agreement will require the affirmative vote of the holders of a majority of the outstanding shares of Chipcom Common Stock.

    As of July 31, 1995, directors and executive officers of Chipcom and their affiliates may be deemed to be beneficial owners of approximately 3.0% of the outstanding shares of Chipcom Common Stock.

    At the Chipcom Special Meeting, in determining whether the proposal to approve and adopt the Merger Agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against such proposal. At the Chipcom Special Meeting, abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a proposal because, for such proposal, the nominee does not have discretionary voting power and has not received instructions with respect to voting of such shares.

PROXIES

    This Proxy Statement/Prospectus is being furnished to Chipcom stockholders in connection with the solicitation of proxies by and on behalf of the Board of Directors of Chipcom for use at the Chipcom Special Meeting.

    All shares of Chipcom stock which are entitled to vote and are represented at the Chipcom Special Meeting by properly executed proxies received prior to or at the Chipcom Special Meeting, and not revoked, will be voted at the Chipcom Special Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted FOR approval and adoption of the Merger Agreement.

    If any other matters are properly presented at the Chipcom Special Meeting for consideration, including, among other things, consideration of a motion to adjourn the Chipcom Special Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

    Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Chipcom at or before the taking of the vote at the Chipcom Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Chipcom before the taking of the vote at the Chipcom Special Meeting or (iii) attending the Chipcom Special Meeting and voting in person (although attendance at the Chipcom Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Chipcom Corporation, Southborough Office Park, 118 Turnpike Road, Southborough, Massachusetts 01772, Attention: Investor Relations, or hand delivered to the Secretary of Chipcom, at or before the taking of the vote at the Chipcom Special Meeting.

    All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement/ Prospectus, will be borne by 3Com and Chipcom. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Chipcom in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Chipcom has retained MacKenzie Partners, Inc., a proxy solicitation firm, for assistance in connection with solicitation of proxies for the Chipcom Special Meeting at an estimated expense of $5,000 plus reasonable out-of-pocket expenses. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and Chipcom will reimburse such custodians, nominees and fiduciaries reasonable expenses incurred in connection therewith.

    CHIPCOM STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                   THE MERGER

BACKGROUND OF THE MERGER

    Acquisitions of complementary businesses are an active part of 3Com's overall business strategy. Over the past four years, 3Com has consummated acquisitions of nine other businesses, including Primary Access, Sonix, AccessWorks, NiceCom and Centrum. See "Information Concerning 3Com-- Business." 3Com continually evaluates potential acquisition opportunities and considers potential alliances, combinations, joint development programs and other strategic transactions with other participants in the networking industry.

    Over the past several years, Chipcom's management has from time to time engaged in discussions with its Board of Directors and numerous companies in the networking industry in an effort to explore the evolution in, and the future of, the networking industry and of Chipcom's role in the industry. During the course of such discussions, Chipcom has considered various alliances and combinations, including product development, distribution and marketing alliances, business combinations and related transactions.

    As a result of 3Com's acquisition of Centrum in 1994, 3Com became involved in an existing relationship between Centrum and Chipcom under which Chipcom planned to acquire from Centrum, on an OEM basis, certain products for use in Chipcom's OpenHub program. After the Centrum acquisition, 3Com continued the development of Centrum's relationship with Chipcom and, in the course of that relationship, the two companies from time to time had various management level discussions concerning the evolution of the networking industry and the ongoing relationship between the two companies.

    On April 13, 1995, Mr. Held, President and Chief Executive Officer of Chipcom, and Eric A. Benhamou, Chairman and Chief Executive Officer of 3Com, discussed, on a preliminary basis, the possibility of a combination of the two companies. Following this discussion, the senior management teams of each company began to explore internally the feasibility of such a strategic business combination.

    On April 28, 1995, as part of a regularly scheduled Chipcom Board of Directors meeting, Chipcom's management made a presentation to the Chipcom Board concerning Chipcom's long-term strategy and the strategic alternatives available to Chipcom. Following this meeting, Mr. Held, with the authorization of the Chipcom Board of Directors, discussed with certain companies in the networking industry, including 3Com, industry trends and potential strategic alliances with Chipcom.

    On May 1, 1995, Mr. Benhamou, Robert J. Finnochio, Jr., 3Com's Executive Vice President and General Manager, Network Systems Operations, and Janice M. Roberts, 3Com's Vice President, Marketing, met with Mr. Held and Mr. Abraham, Chipcom's Senior Vice President and Chief Technical Officer, to learn more about each other's primary product lines and product development programs.

    On   May  2,  1995,  3Com  and  Chipcom  executed  and  delivered  a  Mutual
Confidentiality Agreement.

    On May 15, 1995, Messrs. Benhamou and Held spoke by telephone and discussed 3Com's preliminary interest in proceeding with more substantive discussions regarding a possible combination and agreed upon the basis under which 3Com could conduct its preliminary due diligence review.

    On May 4, 1995 and May 24, 1995, the Board of Directors of Chipcom met by telephone conference call to discuss Chipcom's long-term strategy and strategic relationships. At each meeting, Mr. Held reported on discussions with 3Com and certain other companies in the networking industry concerning potential strategic alliances with Chipcom. At each meeting, the Chipcom Board authorized and instructed management to continue discussions with these companies and to explore a potential strategic alliance. Following each of these meetings, Mr. Held continued preliminary discussions with certain companies in the networking industry concerning potential strategic alliances.

    On May 24, 1995, Mr. Held and Mr. Badavas, Senior Vice President, Finance and Chief Financial Officer of Chipcom, met with Ms. Roberts and John Boyle, Vice President, Business Development of 3Com, to discuss Chipcom's current business strategy and business prospects and to review the due diligence process.

    On June 6, 1995, Messrs. Held and Badavas of Chipcom met again with Ms. Roberts and Mr. Boyle of 3Com to discuss the structure of a potential merger, as well as the parties' preliminary views with respect to valuation. During this meeting, the 3Com representatives delivered a discussion outline of the principal terms of a possible combination.

    On June 11, 1995, 3Com engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its financial advisor in connection with a potential strategic combination with Chipcom.

    On June 11, 1995, Messrs. Held and Badavas of Chipcom spoke with Ms. Roberts and Mr. Boyle of 3Com by telephone and discussed, among other things, a schedule for completing 3Com's due diligence review and reaching a conclusion as to the feasibility of the business combination.

    On June 14, 1995, another telephone conference was held between senior management representatives of Chipcom and 3Com to discuss, among other things, the principal terms of the proposed combination.

    On  June 16, 1995, at  a meeting of the  Chipcom Board, Chipcom's management
(i) reviewed Chipcom's projected revenues and operating profile for the last three quarters of fiscal 1995, (ii) reviewed Chipcom's strategic planning process for the next few years, and (iii) gave a presentation to the Chipcom Board with respect to transitions in the networking industry and Chipcom's competitive position and product strategy. The Chipcom Board discussed the various strategic options available to Chipcom and Chipcom's long-term strategy. Mr. Held and other members of management responded to numerous questions from the Chipcom Board. The Chipcom Board instructed the management of Chipcom to continue discussions with 3Com and certain other companies in the networking industry regarding a potential strategic alliance.

    On June 23, 1995 and June 26, 1995, the Board of Directors of Chipcom met by telephone conference call to discuss potential strategic alliances and discussed the various strategic options available to Chipcom. At these meetings, Chipcom's management reported on discussions with 3Com and certain other companies in the networking industry concerning potential strategic alliances. The Chipcom Board instructed the management of Chipcom to continue discussions with 3Com and certain other companies in the networking industry regarding a potential strategic alliance.

    Following each of these meetings, Mr. Held continued discussions with 3Com and certain other companies in the networking industry concerning potential strategic alliances. Throughout June and until July 26, 1995, Chipcom management and its legal and financial advisors discussed the terms of a possible business combination with another company in the networking industry. During this period,
(i) that company conducted a due diligence review of Chipcom and held various meetings with Chipcom concerning the business, operations and technology of each company and of the combined company that would result from a possible strategic alliance and (ii) representatives of Chipcom and that company engaged in negotiations of a proposed merger agreement.

    On June 29, 1995, the Chipcom Board met by telephone conference call to discuss potential strategic alliances. Mr. Held reported on discussions with companies in the networking industry, including 3Com, concerning potential strategic alliances including the preliminary terms of a proposed business combination with the company referred to in the preceding paragraph. The Chipcom Board discussed the agreement between Chipcom and IBM (the "IBM Agreement") pursuant to which IBM had (i) a right to notice of a proposed sale of Chipcom and (ii) 30 days in which to decide whether to indicate an interest in such sale. The Chipcom Board authorized and instructed Chipcom management to (a) provide notice to IBM in accordance with the terms of the IBM Agreement of a possible business combination of Chipcom and a third party, (b) engage Wessels, Arnold & Henderson to act as its financial advisor in connection with a possible strategic alliance, including a possible business combination involving Chipcom, and (c) continue discussions with 3Com and certain other companies in the networking industry regarding a potential strategic alliance, including a possible business combination involving Chipcom.

    Following this meeting, Chipcom's management continued discussions and engaged in due diligence reviews of Chipcom with 3Com and certain other companies in the networking industry, including IBM, concerning potential strategic alliances, including a possible business combination with Chipcom.

    On July 1, 1995, representatives of Wessels, Arnold & Henderson and Morgan Stanley reviewed the status of the merger discussions between 3Com and Chipcom, and Wessels, Arnold & Henderson advised Morgan Stanley that Chipcom had been having preliminary discussions with another company, whom Wessels, Arnold & Henderson did not identify, with regard to a potential strategic business combination.

    On July 5, 1995, representatives of 3Com and Chipcom spoke again regarding the terms of a potential business combination, and 3Com delivered to Chipcom a revised discussion outline of the principal terms of a possible transaction. On the basis of the mutually satisfactory progress of these discussions, the parties agreed that a series of meetings would take place during the following week.

    On July 6, 1995, the Chipcom Board met by telephone conference call to (i) review management's discussions concerning potential strategic alliances, including a possible business combination with 3Com and certain other companies in the networking industry and (ii) review Chipcom's preliminary results of operations for the fiscal quarter ended July 1, 1995.

    On July 10, 1995, 3Com delivered a draft merger agreement to Chipcom and its counsel.

    During the week of July 10, 1995, representatives of 3Com and its counsel met with representatives of Chipcom and its counsel to complete various aspects of 3Com's due diligence review.

    On July 11, 1995 and July 13, 1995, representatives of 3Com and its counsel met with representatives of Chipcom and its counsel to discuss the proposed structure of the merger and review the terms of the proposed merger agreement.

    On July 11, 1995, July 17, 1995 and July 20, 1995, the Chipcom Board met by telephone conference call to (i) review management's discussions with 3Com and certain other companies in the networking industry concerning a possible business combination with Chipcom and (ii) discuss strategic alternatives available to Chipcom.

    On July 13, 1995, at a regularly scheduled meeting of the Board of Directors of 3Com, management reported to the 3Com Board on the status of the merger discussions, and the 3Com Board discussed various issues relating to the proposed business combination.

    On July 22, 1995, representatives of senior management of 3Com, including Messrs. Benhamou, Finnochio and Boyle and William G. Marr, Executive Vice President, Worldwide Sales, met with representatives of senior management of Chipcom, including Messrs. Held, Badavas and Abraham, and Bruce L. Cohen, Senior Vice President, Field Operations, to discuss organizational and operational issues relating to the potential business combination.

    On July 24, 1995 and July 25, 1995, representatives of 3Com and its counsel had various telephone conversations with IBM and its counsel which resulted in the execution of a Memorandum of Understanding in which IBM and 3Com agreed, among other things, assuming the consummation of the Merger, to work together to continue and extend the existing relationship between Chipcom and IBM.

    On July 24, 1995, the 3Com Board met by telephone conference call. Management reported on the status of the merger discussions, and the 3Com Board authorized management to continue negotiations with Chipcom.

    On July 25, 1995, 3Com delivered to Chipcom and its counsel a merger proposal, including 3Com's proposed Exchange Ratio and other business terms of the Merger and a form of merger agreement, and asked for a response from Chipcom by July 26, 1995.

    On July 26, 1995, 3Com and Chipcom and their respective counsel had further discussions regarding the terms of the merger agreement and related documents.

    On July 26, 1995, IBM notified Chipcom that it would waive compliance with the 30 day notice period required under the IBM Agreement and that it would not pursue the negotiation of an acquisition of Chipcom. The other company in the networking industry with which Chipcom had engaged in discussions concerning a potential strategic alliance also informed Chipcom that it would not proceed further with such discussions.

    On July 26, 1995, at a special meeting of the 3Com Board, (i) the management of 3Com made presentations to the 3Com Board as to the status of the discussions, the results of the due diligence evaluation of Chipcom, the principal terms of the proposed Merger and the benefits and potential risks of the business combination, and (ii) 3Com's financial advisor, Morgan Stanley, reviewed, among other things, the strategic rationale for, and certain financial analyses relating to, the proposed Merger. The 3Com Board unanimously approved the Merger Agreement and related matters and authorized management to proceed with the Merger.

    On July 26, 1995, at a special meeting of the Chipcom Board, (i) the management of Chipcom reported on the Exchange Ratio proposed by 3Com and other business terms of the proposed Merger, (ii) Chipcom's legal counsel reviewed the proposed terms of the Merger Agreement, (iii) Chipcom's financial advisor, Wessels, Arnold & Henderson, provided financial analyses relating to the proposed Merger and delivered its oral opinion to the effect that, as of such date, the Exchange Ratio was fair from a financial point of view to the Chipcom stockholders, and (iv) the Chipcom Board approved the Merger Agreement. See "The Merger -- Opinion of Financial Advisor to Chipcom."

    On July 26, 1995, following the meetings of their respective Boards of Directors, the parties executed the Merger Agreement.

    On July 27, 1995, prior to the opening of trading on the Nasdaq National Market, 3Com and Chipcom issued a joint news release announcing the Merger.

REASONS FOR THE MERGER; RECOMMENDATION OF CHIPCOM BOARD OF DIRECTORS

  JOINT REASONS FOR THE MERGER

    3Com and Chipcom have identified several potential benefits of the Merger that they believe will contribute to the success of the combined company. These potential benefits include principally the following:

    - The extensive offerings of 3Com's workgroup stackable hubs and single function data center products, such as LANplex and CELLPlex, combined with Chipcom's multifunction ONcore and ONline data center hubs, will position the combined company to have one of the broadest hub product lines in the industry. Additionally, the combined expertise of the two companies in the emerging area of switching technology is expected to enable the combined company to offer state-of-the-art switching technology integrated into this broad product line.

    - The combined company should benefit from synergistic development efforts in the area of network management products. As switching technology is accepted by the market, the role of network management is expected to evolve and become more central to the use of the network, specifically driving the development of "virtual LAN" management. 3Com and Chipcom each have teams working on open, standards-based approaches to this new development, and the combination of these resources should enhance these efforts.

    - The combination of engineering staffs is expected to produce synergies which may improve and accelerate product development. Further, by taking advantage of manufacturing synergies and 3Com's manufacturing expertise, the combined company may be able to reduce costs and increase the value of products delivered to its customers.

    - The combined resources of 3Com and Chipcom should permit the combined company to leverage the existing Chipcom/IBM strategic relationship. IBM resells certain of Chipcom's product lines including Chipcom's ONcore and ONline product lines, and this relationship may be more effectively supported by the combined company, and may be extended to cover additional 3Com and IBM products, thereby potentially expanding the channels for and sales of 3Com and Chipcom products. Further, the technology sharing and joint development activities proposed in the Memorandum of Understanding between 3Com and IBM, if implemented, may create additional value for customers by increasing the interoperability of IBM, 3Com and third party products.

    - The combination of the sales and marketing resources of the two companies may enable the combined company to compete more effectively with greater resources. 3Com's two-tiered distribution channel and end-user channel and Chipcom's single-tier channel, integration partners and field organization will be complementary. The combined company is expected to have a broader product line, higher market profile, and greater financial stability thereby making its products more attractive, particularly to resellers and large end-users.

    - The combined company is expected to achieve other operational efficiencies and synergies which could allow it to reduce costs.

  FURTHER 3COM BACKGROUND AND REASONS FOR THE MERGER

    The Board of Directors of 3Com unanimously approved the Merger Agreement at its meeting held on July 26, 1995. The Board of Directors of 3Com believes that consummation of the Merger is in the best interests of 3Com.

    In arriving at its unanimous decision to approve the Merger Agreement, the Board of Directors of 3Com considered a number of factors. Among the factors that the 3Com Board considered were (i) information concerning 3Com's and Chipcom's respective businesses, historical financial performance, operations and products, including possible future product releases, (ii) the anticipated leverage between 3Com's and Chipcom's hub products, (iii) the opportunity for 3Com to distribute its products through different channels, (iv) the opportunity to significantly expand 3Com's relationship with IBM by improving and leveraging the existing Chipcom/IBM strategic relationship, (v) the opportunity to sell 3Com products into Chipcom's installed base of major end-user accounts, (vi) an analysis of the relative value that Chipcom might contribute to the future business and prospects of the combined company including pro forma historical and projected revenue and earnings contribution, (vii) comparison of the financial terms of comparable merger and acquisition transactions, (viii) the compatibility of management and businesses of 3Com and Chipcom, (ix) reports from management and legal advisors on specific terms of the relevant agreements, including the Merger Agreement, and other matters, (x) the Board's judgment that 3Com was unlikely to identify an alternative business opportunity that would provide superior benefits to 3Com and its shareholders in the hub market, (xi) 3Com's and Chipcom's historical and projected financial condition and results of operations which, in the judgment of the Board, supported the consideration to be paid by 3Com in the Merger and (xii) the technical and marketing knowledge of the Chipcom employee team, including detailed understanding of product and application requirements, buying behavior and key competitors' offerings.

    One of 3Com's goals has been to expand its product offering and technology in the hub business, and to continually expand its distribution channels. In addition, 3Com has been considering ways to expand its relationship with IBM. 3Com's Board believes that the combination with Chipcom will assist 3Com in achieving these goals.

    The 3Com Board also considered negative factors relating to the Merger, including (i) the risks that the benefits sought in the Merger would not be fully achieved, (ii) the risk that the Merger would not be consummated and (iii) the effect of the public announcement of the Merger on 3Com's sales and operating results. The 3Com Board believed that these risks were outweighed by the potential benefits to be gained by the Merger.

  CHIPCOM'S REASONS FOR THE MERGER AND RECOMMENDATION OF THE CHIPCOM BOARD

    The Board of Directors of Chipcom unanimously approved the Merger Agreement at its meeting held on July 26, 1995. The Board of Directors of Chipcom believes that consummation of the Merger is in the best interests of Chipcom and its stockholders and unanimously recommends that the stockholders of Chipcom vote FOR approval of the Merger Agreement.

    In arriving at its unanimous decision to approve the Merger Agreement, the Board of Directors of Chipcom considered a number of factors, including (i) the ability of the combined company to provide Chipcom customers with a broader set of network connectivity solutions, (ii) the potential for increased sales of Chipcom products through 3Com's larger sales force and geographically more expansive distribution channel, (iii) the ability to reduce dependence on third party technology in areas such as routing and remote access by accessing 3Com's technology base, (iv) the ability to realize cost savings through the leverage of research and development spending by 3Com in areas such as routing and remote access, thus enabling Chipcom to focus its engineering resources on its core technologies, (v) the ability to leverage 3Com's expertise in low cost of design and manufacturing efficiencies and (vi) the ability of the Chipcom stockholders to share in the enhanced prospects of the combined company.

    The Chipcom Board also considered negative factors relating to the Merger, including (i) the risks that the benefits sought in the Merger would not be fully achieved, (ii) the risk that the Merger would not be consummated and (iii) the effect of the public announcement of the Merger on Chipcom's sales and operating results. The Chipcom Board believed that these risks were outweighed by the potential benefits to be gained by the Merger.

    In the course of its deliberations during Board meetings held on April 28, 1995, May 4, 1995, May 24, 1995, June 16, 1995, June 23, 1995, June 26, 1995,
June 29, 1995, July  6, 1995, July 11,  1995, July 17, 1995,  July 20, 1995  and
July 26, 1995, the Chipcom Board reviewed with management a number of additional factors relevant to the Merger, including the long-term strategy and prospects for Chipcom and other potential strategic relationships. The Chipcom Board also considered, among other matters, (i) the consideration to be received by Chipcom stockholders in the Merger and the relationship between the market value of 3Com Common Stock to be issued in exchange for each share of Chipcom Common Stock and the market value of Chipcom Common Stock, (ii) information concerning 3Com's and Chipcom's respective business, prospects, financial performance and condition, operations, technology, management and competitive position, (iii) the financial condition, results of operations and business of Chipcom and 3Com before and after giving effect to the Merger and (iv) current financial market conditions and historical market prices, volatility and trading information with respect to Chipcom Common Stock and 3Com Common Stock. In addition, the Chipcom Board reviewed the principal terms of the Merger Agreement. The Chipcom Board considered the financial analyses prepared by Wessels, Arnold & Henderson, including the oral opinion of Wessels, Arnold & Henderson delivered at the July 26, 1995 meeting of the Chipcom Board, to the effect that, as of such date, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to the Chipcom stockholders.

    In view of the wide variety of factors, both positive and negative, considered by the Chipcom Board, the Chipcom Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered.

OPINION OF FINANCIAL ADVISOR TO CHIPCOM

    Wessels, Arnold & Henderson has acted as financial advisor to Chipcom in connection with the Merger. Pursuant to an engagement letter dated July 1, 1995 (the "Engagement Letter"), Chipcom retained Wessels, Arnold & Henderson to furnish financial advisory and investment banking services with respect to a possible sale or merger of Chipcom and to render an opinion as to the fairness, from a financial point of view, to the Chipcom stockholders of the consideration offered in any proposed sale or merger. The amount of consideration to be received by Chipcom stockholders in the Merger was determined through negotiations between Chipcom management and 3Com and not by Wessels, Arnold & Henderson, although Wessels, Arnold & Henderson did assist Chipcom management in these negotiations. Wessels, Arnold & Henderson rendered its oral opinion (subsequently confirmed in writing) on July 26, 1995 to the Chipcom Board of Directors that, as of such date and based on the procedures followed, factors considered and assumptions made by Wessels, Arnold & Henderson as set forth therein, the consideration to be received by the holders of Chipcom Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of Chipcom Common Stock. A copy of Wessels, Arnold & Henderson's opinion dated July 26, 1995 (the "Wessels Opinion"), which sets forth the assumptions made, matters considered, the scope and limitations of the review undertaken and the procedures followed by Wessels, Arnold & Henderson is attached as Annex B to this Proxy Statement/Prospectus. Chipcom stockholders are urged to read the Wessels Opinion in its entirety. The summary of the Wessels Opinion set forth herein is qualified in its entirety by reference to the Wessels Opinion. The Wessels Opinion applies only to the fairness of the consideration to be received by the Chipcom stockholders as provided by the terms of the Merger Agreement and should not be deemed to constitute a recommendation by Wessels, Arnold & Henderson to Chipcom stockholders to vote in favor of any matter presented in this Proxy Statement/Prospectus. Chipcom stockholders should note that the opinion expressed by Wessels, Arnold & Henderson was provided solely for the use of the Chipcom Board of Directors in its evaluation of the Merger and was not on behalf of, and was not intended to confer rights or remedies upon, 3Com, any securityholder of 3Com or Chipcom, or any person other than Chipcom's Board of Directors. The Chipcom Board did not impose any limitations on the scope of the investigation of Wessels, Arnold & Henderson with respect to rendering its opinion.

    In connection with its review of the Merger, and in arriving at its opinion, Wessels, Arnold & Henderson has: (i) reviewed and analyzed the financial terms of the Merger Agreement; (ii) reviewed and analyzed certain publicly available financial statements and other information of Chipcom and 3Com; (iii) reviewed and analyzed certain internal financial statements and other financial and operating data concerning Chipcom prepared by the management of Chipcom; (iv) reviewed and analyzed certain internal financial statements and other financial and operating data concerning 3Com prepared by the management of 3Com; (v) reviewed and analyzed certain financial projections prepared by the management of Chipcom; (vi) reviewed and analyzed certain financial projections prepared by the management of 3Com; (vii) conducted discussions with members of the senior management of Chipcom with respect to the business and prospects of Chipcom;
(viii) conducted discussions with members of the senior management of 3Com with respect to the business and prospects of 3Com; (ix) analyzed the pro forma impact of the Merger on 3Com's results of operations; (x) reviewed the reported prices and trading activity for the Chipcom Common Stock and the 3Com Common Stock; (xi) compared the financial performance of Chipcom and 3Com and the prices of the Chipcom Common Stock and the 3Com Common Stock with that of certain other comparable publicly traded companies and their securities; (xii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions; and (xiii) participated in discussions and negotiations among representatives of Chipcom and 3Com and their respective financial and legal advisors.

    Based on this information, Wessels, Arnold & Henderson performed a variety of analyses and examinations of the Merger and considered such financial, economic and market criteria as it deemed necessary in arriving at its opinion. The following is a summary of the financial analyses performed by Wessels, Arnold & Henderson in connection with the delivery of the Wessels Opinion.

    COMPARABLE COMPANY ANALYSIS. Wessels, Arnold & Henderson used a comparable company analysis to analyze Chipcom's operating performance relative to a group of publicly traded companies which Wessels, Arnold & Henderson deemed for purposes of its analysis to be comparable to Chipcom. In such analysis, Wessels, Arnold & Henderson compared the value to be achieved by the Chipcom stockholders in the Merger, expressed as a multiple of certain operating results, to the market trading values achieved by the stockholders of the comparable companies, expressed as a multiple of the same operating results. Wessels, Arnold & Henderson compared multiples of selected financial data for Chipcom with those of the following publicly traded companies in the networking industry: Bay Networks, Cabletron, Cisco, LanOptics, Ltd., Madge N.V., and 3Com (collectively referred to as the "Comparable Companies"). Although such companies were considered comparable to Chipcom for the purpose of this analysis based on certain characteristics of their respective businesses, none of such companies possessed characteristics identical to those of Chipcom. Wessels, Arnold & Henderson calculated the following valuation multiples based on, as to Chipcom, a market price of $40.08 per share for the 3Com Common Stock to be offered as consideration in the Merger, and, as to the Comparable Companies, on market prices and other information available as of the date of the Wessels Opinion. Multiples of future earnings were based on projected earnings as estimated publicly by recognized securities analysts. The mean and median for market capitalization as a multiple of each of the indicated statistics for Chipcom and the Comparable Companies is as follows: (i) projected calendar year 1995 earnings per share, 38.2x for Chipcom, as compared to a mean of 24.5x and a median of 25.3x for the Comparable Companies and (ii) projected calendar year 1996 earnings per share, 24.9x for Chipcom, as compared to a mean of 19.7x and a median of 19.4x for the Comparable Companies. In each of the comparisons of the value to be achieved by the Chipcom stockholders in the Merger as compared with the mean and median of the market values realized by the stockholders of the Comparable Companies, the multiples of operating results achieved by the Chipcom stockholders was greater than that realized by the stockholders of the Comparable Companies.

    COMPARABLE TRANSACTIONS. Wessels, Arnold & Henderson compared multiples of selected financial data and other financial data relating to the proposed Merger with multiples paid in, and other financial data from, 17 acquisitions since 1988 of high-technology companies (i.e., companies in the markets for computer equipment, electronics, communications (including networking) and other advanced technologies) with aggregate equity values between $250 million and $2 billion. These transactions were selected based primarily on the aggregate equity value of the business acquired, the public company status of the target and the target company's involvement in a high-technology industry. Wessels, Arnold & Henderson also compared the premium of the equity value per share over the target stock price one day and four weeks prior to the announcement of the transaction. This analysis produced multiples of equity value to latest 12-month revenues for the comparable acquisitions ranging from 0.8x to 9.3x with a mean and median of 2.7x and 1.8x, respectively, as compared to 2.3x for Chipcom. The multiple of equity value to latest 12-month operating income for comparable acquisitions ranged from 10.1x to 56.5x with a mean and a median of 25.8x and 19.6x, respectively, as compared to 19.6x for Chipcom. The multiple of equity value of the acquisition to latest 12-month net income ranged from 16.8x to 70.5x, with a mean and median of 35.8x and 30.0x, respectively, as compared to 29.4x for Chipcom. The premium of the equity value per share over the stock price of the target one day prior to the announcement of the transaction ranged from 16% to 62% with a mean and a median of 44% and 47%, respectively, as compared to 35% for Chipcom. The premium of the equity value per share over the stock price of the target four weeks prior to the announcement of the transaction ranged from 16% to 86% with a mean and median of 55% and 58%, respectively, as compared to 65% for Chipcom.

    PRO FORMA MERGER ANALYSIS. Wessels, Arnold & Henderson analyzed the pro forma effect of the Merger on the combined income statement of Chipcom and 3Com for 3Com's fiscal years 1995 and projected 1996 (ending May 31, 1995 and May 31, 1996, respectively). The analysis was based on an assumed Conversion Number of
0.53 (1.06 after giving effect to the two-for-one split of 3Com Common Stock issued on August 25, 1995 to shareholders of record as of August 4, 1995), actual results of operations of Chipcom and 3Com through the quarters ended June 30, 1995 and May 31, 1995, respectively, and the projections of results of operations of Chipcom and 3Com for subsequent periods and related assumptions based on projections provided by the management of Chipcom and 3Com. The analysis disclosed that the Merger would have a slightly dilutive effect on 3Com's earnings per share for the quarter ending November 30, 1995 but would have a slightly accretive effect on earnings per share for quarters ending February 28, 1996 and May 31, 1996.

    DISCOUNTED  CASH  FLOW  ANALYSIS.   Wessels,  Arnold  &  Henderson estimated
present values of Chipcom using a discounted cash flow analysis based on projections of future operations prepared by Chipcom's management. Wessels, Arnold & Henderson calculated present values of projected operating cash flows after net changes to working capital over the period between July 26, 1995 and December 31, 1995 and the three years 1996 to 1998 using discount rates ranging from 20% to 25%. Wessels, Arnold & Henderson calculated approximate terminal values of Chipcom as of December 31, 1998 of 7.5x Chipcom's calendar year 1998 operating income. Wessels, Arnold & Henderson determined this multiple by analyzing the relationship between Chipcom's currently projected growth rate and its operating income multiple as of July 26, 1995 based on Chipcom's most recent trailing twelve months operating income and applying this relationship to Chipcom's estimated future growth rate as of 1998. The terminal value was discounted to present value using the same discount rates as the cash flows. Wessels, Arnold & Henderson calculated an implied valuation of Chipcom by adding the present value of the cash flows and the terminal value. The implied value of shares of Chipcom Common Stock based on this analysis ranged from $29.91 to $34.57 per share. Wessels, Arnold & Henderson determined that, at the time of the Wessels Opinion, the value of the consideration to be received by the Chipcom stockholders in the Merger of $40.08 per share based on the market price of 3Com Common Stock was greater than the present value of Chipcom's cash flows under the range of discounted cash flow valuations discussed above.

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Wessels, Arnold & Henderson believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion. In arriving at its fairness determination, Wessels, Arnold & Henderson considered the results of all such analyses. In view of the wide variety of factors considered in connection with its evaluation of the fairness of the merger consideration, Wessels, Arnold & Henderson did not find it practicable to assign relative weights to the factors considered in reaching its opinion. No company or transaction used in the above analysis as a comparison is identical to Chipcom or 3Com or the proposed Merger. The analyses were prepared solely for purposes of Wessels, Arnold & Henderson providing its opinion as to the fairness of the Merger consideration pursuant to the Merger Agreement to Chipcom and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. As described above, the Wessels Opinion and presentation to the Chipcom Board was one of many factors taken into consideration by the Chipcom Board in making its determination to approve the Merger Agreement.

    Wessels, Arnold & Henderson assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided by Chipcom and 3Com and did not independently verify such information. Further, Wessels, Arnold & Henderson assumed that the Merger will be accounted for as a pooling of interests. Wessels, Arnold & Henderson did not perform an independent evaluation or appraisal of any of the respective assets or liabilities of Chipcom or 3Com, nor was Wessels, Arnold & Henderson furnished with any such evaluations or appraisals. With respect to financial forecasts, Wessels, Arnold & Henderson assumed that these forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Chipcom and 3Com, as the case may be, as to the respective future financial performance of Chipcom or 3Com. The Wessels Opinion was based on the conditions as they existed and the information available to Wessels, Arnold & Henderson on the date of the opinion. Events occurring after the date of the Wessels Opinion may materially affect the assumptions used in preparing the Wessels Opinion. Further, the Wessels Opinion speaks only as of the date thereof and is based on the conditions as they existed and information with which Wessels, Arnold & Henderson was supplied as of the date thereof.

    Wessels, Arnold & Henderson is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporations. Wessels, Arnold & Henderson is familiar with Chipcom, having provided certain investment banking and financial advisory services to Chipcom from time to time, including having acted as a managing underwriter of the initial public offering of Chipcom Common Stock in May 1991 and of subsequent public offerings of Chipcom Common Stock in December 1991 and August 1993 and having acted as a financial advisor to Chipcom in connection with Chipcom's acquisitions of Chipcom Europe B.V. in June 1992, Artel in February 1994 and DSI in August 1994. Chipcom selected Wessels, Arnold & Henderson as its financial advisor based on Wessels, Arnold & Henderson's familiarity with Chipcom and Wessels, Arnold & Henderson's experience in mergers and acquisitions and in securities valuation generally.

    In the ordinary course of business, Wessels, Arnold & Henderson acts as a market maker and broker in the publicly traded securities of 3Com and Chipcom and receives customary compensation in connection therewith, and also provides research coverage for 3Com and Chipcom. In the ordinary course of business, Wessels, Arnold & Henderson actively trades in the publicly traded securities of 3Com and Chipcom for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

    Pursuant to the Engagement Letter, Chipcom paid Wessels, Arnold & Henderson a non-refundable retainer fee (the "Retainer Fee") of $150,000 upon execution of the Engagement Letter and a non-refundable opinion fee (the "Opinion Fee") of $500,000 upon the rendering of the Wessels Opinion. In addition, pursuant to the Engagement Letter, Chipcom has agreed to pay Wessels, Arnold & Henderson, upon consummation of the Merger pursuant to the Merger Agreement, a transaction fee (the "Transaction Fee") of between approximately $3.3 miliion and $3.6 million. The Retainer Fee and the Opinion Fee will be credited against the Transaction Fee. Payment of the Transaction Fee is contingent upon consummation of the Merger. Chipcom has also agreed to reimburse Wessels, Arnold & Henderson for its reasonable out-of-pocket expenses, up to $50,000, and to indemnify Wessels, Arnold & Henderson against certain liabilities relating to or arising out of services performed by Wessels, Arnold & Henderson as financial advisor to Chipcom. The terms of the Engagement Letter, which are customary in transactions of this nature, were negotiated at arm's length between Chipcom and Wessels, Arnold & Henderson, and the Chipcom Board was aware of such fee arrangement at the time of its approval of the Merger Agreement.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    As of July 31, 1995, directors and executive officers of 3Com and their affiliates may be deemed to be beneficial owners of approximately 3.0% of the outstanding shares of 3Com Common Stock.

    As of July 31, 1995, directors and executive officers of Chipcom and their affiliates may be deemed to be beneficial owners of approximately 3.0% of the outstanding shares of Chipcom Common Stock. See "Information Concerning Chipcom
- --   Security  Ownership  of  Certain  Beneficial  Owners  and  Management"  for
additional information concerning such ownership.

    Certain stock option agreements previously entered into with Messrs. Abraham, Badavas, Cohen, Held, Meyer and Moffa and Ms. Kokos, who are officers of Chipcom, provide that certain unvested options granted to such officers shall accelerate upon the closing of the Merger. Assuming the Merger is consummated on October 13, 1995, officers would hold unvested options to acquire 507,511 shares of Chipcom Common Stock, the vesting of which will accelerate by 12 months. After giving effect to this acceleration, Officer Options to purchase 226,815 shares of Chipcom Common Stock held by such officers will then be exercisable, with exercise prices ranging from $12.75 to $41.50 per share.

    Messrs. Burnes, Fishman, Onians, and Sitter and Ms. Brown, members of Chipcom's Board of Directors, hold options to purchase 132,500 shares of Chipcom Common stock granted under Chipcom's 1991 Director Stock Option Plan, as amended. Under the terms of said plan, all such outstanding options shall become exercisable in full upon the consummation of the Merger. Assuming the Merger is consummated on October 13, 1995, these provisions will result in the accelerated vesting of an aggregate of 77,000 shares of Common Stock subject to options held by such directors, with exercise prices ranging from $8.34 to $32.75 per share.

    The Board of Directors of Chipcom adopted the Chipcom Severance Plan, effective as of October 15, 1992. The Chipcom Severance Plan provides that each executive officer of Chipcom and certain other management level employees (individually, a "Participant") shall be entitled to compensation and certain benefits upon the occurrence of a "Triggering Event." Under the Chipcom Severance Plan, a "Triggering Event" shall mean (i) termination of a Participant's employment within 18 months following a "change in control" of Chipcom (as defined in the Chipcom Severance Plan) by Chipcom unless such termination is for "cause" (as defined in the Chipcom Severance Plan), or by the Participant for "good reason" (as defined in the Chipcom Severance Plan), or
(ii) death or disability of a Participant. The Merger will constitute a "change in control" for purposes of the Chipcom Severance Plan. Upon the occurrence of a Triggering Event within 18 months following the consummation of the Merger, the Participant shall be entitled to receive an amount equal to up to one year's compensation. In addition, the exercise dates of all stock options and restricted stock awards held by the Participant will be accelerated in full and such Participant shall be entitled to continue to receive for a period of up to one year any benefits to which he or she was entitled prior to termination. The amount, timing and duration of any payment or benefit received by a Participant under the Chipcom Severance Plan following termination varies according to whether he or she is an executive officer or a management level employee and the type of Triggering Event.

    For discussion of certain agreements by 3Com to provide indemnification of certain directors and officers of Chipcom, see "The Merger Agreement -- Indemnification."

ACCOUNTING TREATMENT

    The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. It is a condition to the Merger that 3Com and Chipcom shall have received letters from Deloitte & Touche LLP and Price Waterhouse LLP, their respective independent accountants, to the effect that they know of nothing with respect to 3Com and Chipcom, respectively, that would prohibit the business combination to be effected by the Merger from qualifying as a pooling of interests transaction under generally accepted accounting principles. Under this method of accounting, the recorded assets and liabilities of 3Com and Chipcom will be carried forward to the combined company at their recorded amounts, income of the combined company will include income of 3Com and Chipcom for the entire fiscal year in which the combination occurs and the reported income of the separate companies for prior periods will be combined and restated as income of the combined company. Consummation of the Merger is conditioned upon the written confirmation of such letters at the Effective Time. See "The Merger Agreement -- Conditions" and "Unaudited Pro Forma Combined Financial Statements."

    The respective affiliates of 3Com and Chipcom will be requested to execute a written agreement to the effect that such person will not transfer shares of Common Stock of either 3Com or Chipcom during the period beginning 30 days preceding the Effective Time and ending on the date that 3Com publishes financial statements which reflect 30 days of combined operations of 3Com and Chipcom (which agreements relate to the ability of 3Com to account for the Merger as a pooling of interests).

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion addresses the material federal income tax considerations of the Merger that are applicable to holders of Chipcom Common Stock. This discussion reflects the opinions of counsel attached as Exhibits 8.1 and 8.2 to the Registration Statement of which this Proxy Statement/ Prospectus is a part (the "Exhibit Opinions"). The Exhibit Opinions each include an opinion to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the

Code (a "Reorganization"). The Exhibit Opinions, which are based on certain assumptions and subject to certain limitations and qualifications as noted in the opinions, were delivered by Hale and Dorr and Gray Cary Ware & Freidenrich, A Professional Corporation.

    Chipcom stockholders should be aware that the following discussion does not deal with all federal income tax considerations that may be relevant to particular Chipcom stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are foreign persons or who acquired their Chipcom Common Stock through stock option or stock purchase programs or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger) including, without limitation, the exercise of options or rights to purchase Chipcom Common Stock in anticipation of the Merger. Finally, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, CHIPCOM STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

    The following discussion is based on the companies' respective counsels' interpretation of the Code, applicable Treasury Regulations, judicial authority and administrative ruling and practice, all as of the date hereof. The Internal Revenue Service (the "IRS") is not precluded from adopting a contrary position. In addition, there can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax
consequences  of  the   Merger  to   3Com,  Chipcom   and/or  their   respective
stockholders.

    Subject to the limitations and qualifications referred to herein, and as a result of the Merger's qualifying as a Reorganization, the companies' respective counsel are of the opinion that:

        (a) No gain or loss will be recognized by the holders of Chipcom Common Stock upon the receipt of 3Com Common Stock solely in exchange for such Chipcom Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares);

        (b) The aggregate tax basis of the 3Com Common Stock so received by Chipcom stockholders in the Merger (including any fractional share of 3Com Common Stock not actually received) will be the same as the aggregate tax basis of the Chipcom Common Stock surrendered in exchange therefor;

        (c) The holding period of the 3Com Common Stock so received by each Chipcom stockholder in the Merger will include the period for which the Chipcom Common Stock surrendered in exchange therefor was considered to be held, provided that the Chipcom Common Stock so surrendered is held as a capital asset at the Effective Time;

        (d) Cash payments received by holders of Chipcom Common Stock in lieu of receipt of a fractional share of 3Com Common Stock will be treated as if such fractional share of 3Com Common Stock had been issued in the Merger and then redeemed by 3Com; and

        (e) None of 3Com, Sub or Chipcom will recognize gain or loss solely as a result of the Merger.

    Neither 3Com nor Chipcom has requested a ruling from the IRS in connection with the Merger. However, it is a condition of the respective obligations of 3Com and Chipcom to consummate the Merger that such parties receive confirming tax opinions from their respective legal counsel to the effect that for federal income tax purposes, the Merger will constitute a Reorganization. The Exhibit Opinions are not intended to satisfy this closing condition. These closing opinions, which are collectively referred to herein as the "Tax Opinions," neither bind the IRS nor preclude the IRS from adopting a contrary position. As with the Exhibit Opinions, the Tax Opinions will be subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain representations of 3Com, Chipcom and Sub, including representations in certain certificates of the respective management of 3Com, Chipcom and Sub dated on or prior to the date of this Proxy Statement/Prospectus.

    A successful IRS challenge to the Reorganization status of the Merger would result in a Chipcom stockholder recognizing gain or loss with respect to each share of Chipcom Common Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time, of the 3Com Common Stock received in exchange therefor. In such event, a Chipcom stockholder's aggregate basis in the 3Com Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Merger.

    Even if the Merger qualifies as a Reorganization, a recipient of shares of 3Com Common Stock would recognize gain to the extent that such shares were considered to be received in exchange for services or property (other than solely Common Stock of Chipcom). All or a portion of such gain may be taxable as ordinary income. Gain would also have to be recognized to the extent that a Chipcom stockholder was treated as receiving (directly or indirectly) consideration other than 3Com Common Stock in exchange for the Chipcom Common Stock.

REGULATORY APPROVALS

    ANTITRUST. Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. 3Com and Chipcom filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on August 11, 1995. At any time before or after consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of 3Com or Chipcom. At any time before or after the Effective Time of the Merger, and notwithstanding that the HSR Act waiting period has expired, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of Chipcom or businesses of 3Com or Chipcom. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

    Based on information available to them, 3Com and Chipcom believe that the Merger can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, 3Com and Chipcom would prevail or would not be required to accept certain conditions, including certain divestitures, in order to consummate the Merger.

FEDERAL SECURITIES LAW CONSEQUENCES

    All shares of 3Com Common Stock received by Chipcom stockholders in the Merger will be freely transferable, except that shares of 3Com Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Chipcom prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of 3Com) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Chipcom or 3Com generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party. The Merger Agreement requires Chipcom to use its best efforts to cause each of its affiliates to execute a written agreement to the effect that such person will not offer to sell or otherwise dispose of any of the shares of 3Com Common Stock issued to such person in or pursuant to the Merger in violation of the Securities Act or the rules and regulations promulgated by the Commission thereunder.

NASDAQ NATIONAL MARKET QUOTATION

    It is a condition to the Merger that the shares of 3Com Common Stock to be issued pursuant to the Merger Agreement and required to be reserved for issuance in connection with the Merger be approved for quotation on the Nasdaq National Market. An application has been filed for listing the shares of 3Com Common Stock on the Nasdaq National Market.

NO APPRAISAL RIGHTS

    Holders of Chipcom Common Stock are not entitled to dissenters' appraisal rights under the DGCL in connection with the Merger because the Chipcom Common Stock is listed on the Nasdaq National Market and the shares of 3Com Common Stock which such holders will be entitled to receive in the Merger will be listed on the Nasdaq National Market at the Effective Time.

CERTAIN LEGAL PROCEEDINGS

    On August 2, 1995, a complaint (the "Delaware Complaint") was filed in the Delaware Court of Chancery, New Castle County, entitled LUCILLE NAPPO V. CHIPCOM CORP., GERALD G. FISHMAN, FRANK A. ONIANS, JOHN ROBERT HELD, RICHARD M. BURNES, JR., VICTORIA A. BROWN, WILLIAM H. SITTER AND 3COM CORP. The plaintiff, Lucille Nappo, who claims to be a stockholder of Chipcom, asserts that Chipcom and its Board of Directors (the "Chipcom Defendants") violated their fiduciary duty to Chipcom stockholders by remaining fully committed to the proposed merger with 3Com announced on July 27, 1995 and by not seeking other bids for Chipcom. As to 3Com, liability is asserted on the basis of its alleged role as an aider and abetter of the alleged breaches of duties by the Chipcom Defendants.

    As relief, the plaintiff seeks, among other things, preliminary and permanent relief, including injunctive relief, compensatory damages and costs and disbursements associated with the Delaware Complaint, including reasonable attorneys' fees.

    Neither the Chipcom Defendants nor 3Com have been served with the Delaware Complaint.

    The Chipcom Defendants and 3Com believe that they have meritorious defenses to the claims alleged in the Delaware Complaint.

                              THE MERGER AGREEMENT

    The following is a brief summary of certain provisions of the Merger Agreement, a copy of which is attached as Annex A to this Proxy
Statement/Prospectus and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement. Stockholders of Chipcom are urged to read the Merger Agreement in its entirety for a more complete description of the Merger.

THE MERGER

    The Merger Agreement provides that, following the approval and adoption of the Merger Agreement by the stockholders of Chipcom and the satisfaction or waiver of the other conditions to the Merger, Sub will be merged with and into Chipcom, with Chipcom continuing as the surviving corporation (the "Surviving Corporation"), which shall be a wholly-owned subsidiary of 3Com.

    If all such conditions to the Merger are satisfied or waived, the Merger will become effective upon the filing by the Surviving Corporation of a duly executed Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger.

CONVERSION OF SECURITIES

    Upon consummation of the Merger, pursuant to the Merger Agreement, each issued and outstanding share of Chipcom Common Stock (other than shares owned by Chipcom as treasury stock or by 3Com, Sub or any other wholly-owned subsidiary of 3Com, all of which will be canceled) will be converted into the right to receive (a) 1.06 shares of 3Com Common Stock and (b) the related 3Com Common Stock Purchase Rights. See "Description of 3Com Capital Stock -- 3Com Shareholder Rights Plan." Based upon the capitalization of Chipcom and 3Com as of July 31, 1995, the stockholders of Chipcom immediately prior to the consummation of the Merger will own approximately 11.1% of the outstanding shares of 3Com Common Stock immediately following consummation of the Merger. If any holder of shares of Chipcom Common Stock would be entitled to receive a number of shares of 3Com Common Stock that includes a fraction, then, in lieu of a fractional share, such holder will be entitled to receive cash in an amount equal to such fractional part of a share of 3Com Common Stock multiplied by the average of the last reported sale price of 3Com Common Stock, as reported on the Nasdaq National Market, on each of the ten trading days immediately preceding the date of the Effective Time. Each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time will be converted into one share of Common Stock of the Surviving Corporation.

    Promptly after the Effective Time, The First National Bank of Boston (the "Exchange Agent") will mail transmittal forms and exchange instructions to each holder of record of Chipcom Common Stock to be used to surrender and exchange certificates evidencing shares of Chipcom Common Stock for certificates evidencing the shares of 3Com Common Stock to which such holder has become entitled. After receipt of such transmittal forms, each holder of certificates formerly representing Chipcom Common Stock will be able to surrender such certificates to the Exchange Agent, and each such holder will receive in exchange therefor certificates evidencing the number of whole shares of 3Com Common Stock to which such holder is entitled and any cash which may be payable in lieu of a fractional share of 3Com Common Stock. Such transmittal forms will be accompanied by instructions specifying other details of the exchange. CHIPCOM STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM.

    After the Effective Time, each certificate evidencing Chipcom Common Stock, until so surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive the number of whole shares of 3Com Common Stock which the holder of such certificate is entitled to receive and the right to receive any cash payment in lieu of a fractional share of 3Com Common Stock. The holder of such unexchanged certificate will not be entitled to receive any dividends or other distributions payable by 3Com until the certificate has been exchanged. Subject to applicable laws, such dividends and distributions, together with any cash payment in lieu of a fractional share of 3Com Common Stock, will be paid without interest.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various customary representations and warranties relating to, among other things, (a) the due organization, valid existence and good standing of each of 3Com, Chipcom and each of their respective subsidiaries and certain similar corporate matters; (b) the capital structure of each of 3Com and Chipcom; (c) the authorization, execution, delivery and enforceability of the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement and related matters; (d) conflicts under charters or by-laws, required consents or approvals and violations of any instruments or law; (e) documents and financial statements filed by each of 3Com and Chipcom with the Commission and the accuracy of information contained therein; (f) undisclosed liabilities; (g) the absence of certain material adverse changes or events; (h) taxes, tax returns and audits;
(i) properties; (j) intellectual property; (k) agreements, contracts and commitments; (l) litigation; (m) environmental matters, hazardous materials and hazardous materials activities; (n) employee benefit plans; (o) compliance with laws; (p) matters affecting the availability of pooling of interests accounting;
(q) interested party transactions; (r) the accuracy of information supplied by each of 3Com and Chipcom in connection with the Registration Statement and this Proxy Statement/Prospectus; (s) the absence of pending discussions with other parties; (t) opinions of financial advisors; (u) inapplicability to the Merger of certain provisions of the DGCL; and (v) the interim operations of Sub.

CERTAIN COVENANTS AND AGREEMENTS

    Pursuant to the Merger Agreement, Chipcom has agreed that, during the period from the date of the Merger Agreement until the Effective Time, except as otherwise consented to in writing by 3Com or as contemplated by the Merger Agreement, Chipcom and its subsidiaries will: (a) carry on its business in the ordinary course in substantially the same manner as previously conducted; (b) pay its debts and taxes when due subject to good faith disputes over such debts or taxes, and pay or perform other obligations when due; (c) preserve intact its present business organization; (d) not accelerate, amend or change the period of exercisability of options granted under any employee stock plan, except as required pursuant to the plan or any related agreement; (e) not transfer or license or otherwise extend, amend or modify any rights to its intellectual property rights, other than in the ordinary course of business consistent with past practices; (f) not declare or pay any dividends on or make other distributions in respect of any of its capital stock, not effect certain other changes in its capitalization, and not purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with the termination of service; (g) not issue, or authorize or propose the issuance of, any shares of its capital stock or securities convertible into shares of its capital stock, or any subscriptions, rights, warrants, or options to acquire, or other agreements obligating it to issue any such shares or other convertible securities, subject to certain exceptions; (h) not engage in material acquisitions; (i) subject to certain exceptions, not sell, lease, license or otherwise dispose of material properties or assets; (j) not increase the compensation payable to its officers or employees (except for increases consistent with past practices), grant additional severance or termination pay or enter into employment agreements with officers or any non-officer employee (except in accordance with past practice), enter into any collective bargaining agreement or establish, adopt, enter into or amend any plan for the benefit of its directors, officers, or employees, subject to certain exceptions; (k) not revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (l) not incur indebtedness for money borrowed (or guarantees thereof) other than indebtedness incurred under existing lines of credit consistent with prior practice; (m) not amend its Restated Certificate of Incorporation or Bylaws, except as contemplated by the Merger Agreement; (n) not take any action that would or is reasonably likely to result in any of its representations and warranties becoming untrue; (o) not incur material capital expenditures; (p) promptly notify 3Com of any event or occurrence not in the ordinary course of business where such event or occurrence would result in a breach of any covenant of Chipcom or cause any representation or warranty of Chipcom to be untrue; and (q) confer on a regular basis with

3Com on operational matters of materiality. On August 1, 1995, 3Com waived the prohibitions summarized in clauses (f) and (g) above with respect to Chipcom's adoption of the Chipcom Stockholder Rights Plan. See "Information Concerning Chipcom -- Chipcom Stockholder Rights Plan."

    Pursuant to the Merger Agreement, 3Com has agreed that, during the period from the date of the Merger Agreement until the Effective Time, except as otherwise consented to in writing by Chipcom or as contemplated by the Merger Agreement, 3Com and its subsidiaries will: (a) carry on its business in the ordinary course in substantially the same manner as previously conducted; (b) pay its debts and taxes when due subject to good faith disputes over such debts or taxes, and pay or perform other obligations when due; (c) preserve intact its present business organization; (d) not declare or pay any dividends on or make other distributions in respect of any of its capital stock (other than stock splits of its Common Stock or stock dividends payable in shares of Common Stock), not effect certain other changes in its capitalization, and not purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with the termination of service; (e) not engage in acquisitions involving aggregate consideration in excess of $1 billion; (f) subject to certain exceptions, not sell, lease, or otherwise dispose of material properties or assets; (g) not amend its Articles of Incorporation or Bylaws, except as contemplated by the Merger Agreement; (h) not take any action that would or its reasonably likely to result in any of its representations and warranties becoming untrue; and (i) confer on a regular basis with Chipcom on operational matters of materiality.

NO SOLICITATION

    The Merger Agreement provides that Chipcom will not, directly or indirectly, through any officer, director, employee, representative or agent of Chipcom, (i) solicit, initiate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving Chipcom or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement (any of the foregoing inquiries or proposals being referred to in the Merger Agreement as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or (iii) agree to, approve or recommend any Acquisition Proposal; PROVIDED, HOWEVER, that nothing contained in the Merger Agreement shall prevent Chipcom or the Chipcom Board from (A) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity (including a new and unsolicited Acquisition Proposal received by Chipcom after the execution of the Merger Agreement from a person or entity whose initial contact with Chipcom may have been solicited by Chipcom prior to the execution of the Merger Agreement) or recommending such an unsolicited bona fide written Acquisition Proposal to the stockholders of Chipcom, if and only to the extent that (1) the Chipcom Board believes in good faith (after consultation with and based upon the advice of its financial advisor) that such Acquisition Proposal would, if consummated, result in a transaction more favorable to the Chipcom stockholders from a financial point of view than the transaction contemplated by the Merger Agreement (any such more favorable Acquisition Proposal being referred to as a "Superior Proposal") and the Chipcom Board determines in good faith after consultation with and based upon the advice of outside legal counsel that such action is necessary for Chipcom to comply with its fiduciary duties to its stockholders under applicable law and (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, the Chipcom Board receives from such person or entity an executed confidentiality agreement with terms no more favorable to such party than those contained in the reciprocal non-disclosure agreement between 3Com and Chipcom; or (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

    Chipcom is required to notify 3Com (orally and in writing) within 24 hours after receipt of any Acquisition Proposal or request for non-public information or access to its properties, books or records in connection with an Acquisition Proposal.

RELATED MATTERS AFTER THE MERGER

    At the Effective Time, Sub will be merged with and into Chipcom, and Chipcom will be the surviving corporation and a wholly-owned subsidiary of 3Com. Each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of Chipcom Common Stock. Each stock certificate of Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of Chipcom Common Stock.

    Unless otherwise determined by 3Com prior to the Effective Time, at the Effective Time the Restated Certificate of Incorporation of Chipcom, as in effect immediately prior to the Effective Time and as amended in accordance with the provisions of the Merger Agreement, will be the Certificate of Incorporation of the Surviving Corporation. The Bylaws of Sub, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation.

    The directors of Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation. After the Effective Time, it is expected that the current officers of Chipcom will continue as members of management of Chipcom, which will operate as a wholly-owned subsidiary of 3Com.

    After the Effective Time, all shares of Chipcom Common Stock will cease to be quoted on the Nasdaq National Market, and the Surviving Corporation will undertake to terminate registration of Chipcom Common Stock under the Exchange Act.

INDEMNIFICATION

    The Merger Agreement provides that Chipcom shall, and from and after the Effective Time, 3Com and the Surviving Corporation shall, indemnify, defend and hold harmless each person who was as of the date of the Merger Agreement or has been at any time prior to the date thereof, or who becomes prior to the Effective Time, an officer, director or employee of Chipcom or any of its subsidiaries against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director, officer or employee of Chipcom or any subsidiary, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), and all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the full extent that a corporation is permitted under the DGCL to indemnify its own directors, officers or employees, as the case may be. After the Effective Time, 3Com and the Surviving Corporation will fulfill and honor in all respects the obligations of Chipcom pursuant to Restated Certificate of Incorporation of Chipcom and any indemnification agreements with Chipcom directors and officers existing as of the date of the Merger Agreement.

    In addition, 3Com has agreed to maintain, or cause the Surviving Corporation to maintain, in effect a policy or policies of directors and officers liability insurance with coverage substantially comparable to policies in force through June 29, 1995 covering the directors and officers of Chipcom as of the date of the Merger Agreement for a period of not less than six years following the Effective Time; PROVIDED, HOWEVER, should comparable coverage at any time be unavailable at an annual premium of less than $400,000, 3Com and/or the Surviving Corporation shall only be required to obtain such lesser coverage as may be obtained for such amount.

CONDITIONS

    The respective obligations of 3Com and Chipcom to effect the Merger are subject to the following conditions, among others: (a) the Merger Agreement shall have been approved and adopted by the stockholders of Chipcom; (b) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) all material governmental authorizations, consents, orders or approvals shall have been obtained; (d) the Registration Statement shall have become effective and shall not be the subject of a stop order or proceedings seeking a stop order; (e) no temporary restraining order, preliminary or permanent injunction or other order shall be in effect nor shall there be any proceeding seeking any of the foregoing that prevents, or seeks to prevent, the consummation of the Merger; (f) no action shall be taken, nor any statute, rule, regulation, or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal; (g) the receipt of letters of Deloitte & Touche LLP and Price Waterhouse LLP by 3Com and Chipcom, respectively, dated as of the date of this Proxy Statement/Prospectus and confirmed in writing at the Effective Time, stating that they know of nothing that would prohibit the business combination from qualifying as a pooling of interests transaction under generally accepted accounting principles (see "The Merger -- Accounting Treatment"); (h) the approval of the shares of 3Com Common Stock to be issued in the Merger for quotation on the Nasdaq National Market; (i) receipt by 3Com of a written opinion from Gray Cary Ware & Freidenrich, A Professional Corporation, counsel to 3Com, and receipt by Chipcom of an opinion of Hale and Dorr, counsel to Chipcom, both to the effect that the Merger will be treated for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code (see "The Merger -- Certain Federal Income Tax Consequences"); (j) receipt by 3Com of all state securities or "Blue Sky" permits and other authorizations necessary to issue shares of 3Com Common Stock pursuant to the Merger; (k) the accuracy in all material respects of the representations and warranties of the other party set forth in the Merger Agreement, subject to the specific provisions described below; and (l) the performance in all material respects of all obligations of the other party required to be performed under the Merger Agreement.

    For purposes of determining the accuracy of the representations and warranties of Chipcom relating to the absence of certain material adverse changes, as of the Closing Date, the following events or occurrences shall not be deemed to constitute a material adverse change to the extent that they result in substantial part as a consequence of the public announcement of the Merger Agreement or the terms of the Merger: (a) a reduction in Chipcom's revenues from IBM; (b) a reduction in Chipcom's revenues from switching products and/or stackable hub products as a result of Chipcom's endorsement of 3Com products;
(c) reduction or cancellation of orders by other major customers of Chipcom, particularly customers who are competitors of 3Com; (d) reduction or cancellation of orders in Chipcom's reseller channel while the effects of the proposed Merger are assessed; (e) a slowdown in the activities of Chipcom's field organization while the effects of the proposed Merger are assessed; (f) termination of agreements between Chipcom and third parties, including resellers; or (g) loss of key employees and the impact thereof on Chipcom's operations. In addition, material adverse developments in securities litigation currently pending against Chipcom shall not be deemed to be a material adverse change for such purpose.

STOCK OPTION AND BENEFIT PLANS

    At the Effective Time, each outstanding option to purchase shares of Chipcom Common Stock (a "Chipcom Stock Option") under the Chipcom Stock Option Plan and the 1991 Director Option Plan or stock option agreements otherwise outstanding (the "Chipcom Option Plans"), whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Chipcom Stock Option, the number of shares of 3Com Common Stock (rounded down to the nearest whole number) as the holder of such Chipcom Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time, at a price per share (rounded up to the nearest whole cent) equal to (x) the aggregate exercise price for the shares of Chipcom Common Stock otherwise purchasable pursuant to such Chipcom Stock Option divided by (y) the number of whole shares of 3Com Common

Stock deemed purchasable pursuant to such Chipcom Stock Option as determined above as of July 31, 1995. Chipcom Stock Options to acquire 2,343,104 shares of Chipcom Common Stock were outstanding under the Chipcom Option Plans. See "The Merger -- Interests of Certain Persons in the Merger" for information relating to the acceleration of the vesting provisions of options held by Chipcom officers and directors upon consummation of the Merger.

    3Com has agreed to reserve for issuance a sufficient number of shares of 3Com Common Stock for delivery under the Chipcom Option Plan assumed as described above. As soon as practicable after the Effective Time, and not more than 10 business days thereafter, 3Com shall file a registration statement on Form S-3 or Form S-8, as the case may be, with respect to the shares of 3Com Common Stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement(s) and the current status of the prospectus(s) contained therein for so long as such options remain outstanding. With respect to individuals who will be subject to the reporting requirements under Section 16(a) of the Exchange Act after the Merger, 3Com agreed to administer the Chipcom Option Plan assumed in the Merger in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

    Employees of Chipcom as of the Effective Time shall be permitted to participate in the 3Com Employee Stock Purchase Plan commencing on the first enrollment date following the Effective Time, subject to compliance with the eligibility provisions of the plan. Employees of Chipcom will each receive credit, for purposes of such eligibility provisions, for prior service with Chipcom.

TERMINATION; TERMINATION FEES AND EXPENSES

    The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of 3Com and Chipcom:

        (a) by mutual written consent of 3Com and Chipcom;

        (b) by either 3Com or Chipcom if the Merger shall not have been consummated by December 31, 1995 (provided that the right to terminate the Merger Agreement under this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

        (c) by either 3Com or Chipcom if a court of competent jurisdiction or other Governmental Entity (as defined in the Merger Agreement) shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, except, if the party relying on such order, decree or ruling or other action has not complied with its obligations under Section 6.7 (Legal Conditions to Merger) of the Merger Agreement;

        (d) by 3Com, if, at the Chipcom Special Meeting (including any adjournment or postponement), the requisite vote of the stockholders of Chipcom in favor of the Merger Agreement and the Merger shall not have been obtained;

        (e) by 3Com, if (i) the Board of Directors of Chipcom shall have withdrawn or modified its recommendation of the Merger Agreement or the Merger or shall have publicly announced or disclosed to any third party its intention to do any of the foregoing; (ii) the Board of Directors of Chipcom shall have recommended to the stockholders of Chipcom an Alternative Transaction (as defined in the Merger Agreement); or (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of Chipcom Common Stock is commenced (other than by 3Com or an affiliate of 3Com) and the Board of Directors of Chipcom recommends that the stockholders of Chipcom tender their shares in such tender or exchange offer; or

        (f) by 3Com or Chipcom, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the Merger Agreement, which breach (i) causes the conditions set forth in Sections 7.2(a) or (b) (in the case of termination by

    3Com) or 7.3(a) or (b) (in the case of termination by Chipcom) of the Merger Agreement (relating to the accuracy of representations and warranties of the other party and performance by other party of certain obligations) not to be satisfied and (ii) shall not have been cured within 10 business days following receipt by the breaching party of written notice of such breach from the other party.

    In the event of any termination of the Merger Agreement by either 3Com or Chipcom as provided above, the Merger Agreement will become void and there will be no liability or obligation on the part of 3Com, Chipcom, Sub or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the willful breach by a party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, provided that the provisions described below relating to the payment of fees and expenses shall survive any such termination.

    Except as described below, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that all fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of this Proxy Statement/Prospectus shall be shared equally by 3Com and Chipcom.

    Chipcom is required to pay 3Com up to $1,000,000 as reimbursement for expenses of 3Com actually incurred relating to the transactions contemplated by the Merger Agreement prior to termination (including fees and expenses of 3Com's counsel, accountants and financial advisor, but excluding any discretionary fees paid to such financial advisor), upon the earliest to occur of the following events: (i) the termination of the Merger Agreement by 3Com under the circumstances described in paragraph (d) above as a result of the failure to receive the requisite vote for approval of the Merger Agreement and the Merger by the stockholders of Chipcom at the Chipcom Special Meeting; or (ii) the termination of the Merger Agreement by 3Com under the circumstances described in paragraph (e) above.

    Chipcom is required to pay 3Com a termination fee of $23,000,000 upon the earliest to occur of the following events: (i) the termination of the Merger Agreement by 3Com under the circumstances described in paragraph (e) above; or
(ii) the termination of the Merger Agreement by 3Com under the circumstances described in paragraph (d) above as a result of the failure to receive the requisite vote for approval of the Merger Agreement by the stockholders of Chipcom at the Chipcom Special Meeting if, at the time of such failure, there shall have been announced an Alternative Transaction which shall not have been absolutely and unconditionally withdrawn and abandoned.

    Any expenses and fees payable as described above are required to be paid within one business day after the first to occur of the relevant termination events. In no event shall Chipcom be required to pay such expenses or fees as provided for above, if, immediately prior to the termination of the Merger Agreement, 3Com was in breach of any of its material obligations under the Merger Agreement.

AMENDMENT AND WAIVER

    The Merger Agreement may be amended at any time by action taken or authorized by the respective Boards of Directors of 3Com and Chipcom, but after approval by the stockholders of Chipcom of the matters presented in connection with the Merger to them, no amendment shall be made which by law requires further approval by such stockholders, without such further approval. 3Com and Chipcom, by action taken or authorized by their respective Boards of Directors, may extend the time for performance of the obligations or other acts of the other parties to the Merger Agreement, may waive inaccuracies in the representations or warranties contained in the Merger Agreement and may waive compliance with any agreements or conditions contained in the Merger Agreement.

                          INFORMATION CONCERNING 3COM

BUSINESS

    3Com was founded on June 4, 1979 and pioneered the networking industry. Since then, 3Com has evolved from a supplier of discrete networking products to a broad-based supplier of LAN and network access systems for the large enterprise, small business, home and telco markets. In the fiscal year ended May 31, 1995, 3Com became a $1.3 billion revenue company, offering customers a broad range of ISO 9000-compliant global data networking solutions that include routers, hubs, remote access servers, switches and adapters for Ethernet, Token Ring, FDDI, ATM and other high speed networks. Additionally, 3Com offers ISDN adapters and internetworking products for small sites and home users and integrated digital remote access systems used by network service providers and telecommunications carriers. 3Com's products are distributed and serviced worldwide through 3Com and its partners: principally systems integrators, value-added resellers, national resellers and dealers, distributors and original equipment manufacturers.

    3Com's name is derived from its focus on COMputer COMmunication COMpatibility. With its long-standing commitment to multi-vendor interoperability, 3Com has been a leader in defining, shaping and promoting the growth of networking infrastructures that transmit data to all parts of the world quickly and efficiently. Underlying this commitment is a focus on:

    - SIMPLICITY in the way 3Com designs and manufactures products and in the way 3Com works with customers;

    - SCALABILITY of products to allow customers to purchase networking components that meet their current requirements, with the assurance that 3Com has cost effective migration and upgrade paths as their networking needs change;

    - VALUE by providing high-performance products, managed through a single, powerful network management application, that lower the overall cost of the network ownership.

    In fiscal 1991, 3Com announced several actions to accelerate the transition to global data networking. These included: (i) the decision to wind down the operations of the workgroup systems business, which had focused on developing computing platforms optimized for data networks (network servers, workstations and operating software), (ii) the amendment of 3Com's license agreement with Microsoft, making Microsoft solely responsible for the LAN Manager network operating software and (iii) a reduction in 3Com's workforce of approximately 12 percent. 3Com recorded a restructuring charge to operating income of $67.0 million related to these actions in the third quarter of fiscal 1991.

    With the restructuring completed, 3Com embarked on an aggressive product development program, coupled with strategic acquisitions, to rebuild its product portfolio and increase its market share in the rapidly growing data networking market.

    During fiscal 1992 and 1993, 3Com focused on building its product portfolio with the introduction of new adapter, hub and internetworking platforms, retrained its sales force to sell connectivity systems and solutions, and expanded its global presence with new sales offices, service centers, and "parts banks" worldwide. The acquisition of the data networking products business of U.K.-based BICC in January 1992 strengthened 3Com's position in the structured wiring hub market and expanded 3Com's position in Europe. In January 1993, 3Com enhanced its Token Ring technology base with the acquisition of Star-Tek, a Massachusetts-based Token Ring hub manufacturer. Further, to meet increased demand for its network adapter products, in September 1993, 3Com began full-scale operations at its 60,000 square foot manufacturing facility in Blanchardstown, Ireland.

    In fiscal 1994, 3Com introduced its High Performance Scalable Networking architecture with a focus on scaling network performance and extending network reach. Combined with Transcend network management, HPSN demonstrates 3Com's ability to deliver complete connectivity systems for the enterprise and beyond, and provides customers with a framework for building and managing scalable, high-performance networking infrastructures. During the year, 3Com enhanced its product offerings under HPSN with two strategic acquisitions. First, in January 1994, 3Com acquired Synernetics, 3Com's long-term development partner which was then the revenue leader in the LAN switching market. The switching products of Synernetics are marketed under the LANplex name and include the LANplex 6000 backbone switch and LANplex 2000 family of departmental switches. Second, in February 1994, 3Com acquired Centrum, an innovator in remote access internetworking technology. The Centrum remote access servers for Ethernet and Token Ring networks are marketed under the 3Com trademark AccessBuilder.

    Additionally, in December 1993, 3Com entered into a technology licensing agreement with Pacific Monolithics, a wireless communications developer, that will allow 3Com to offer 10 megabits-per-second ("Mbps") wireless products for local area networks. The cost of the license was $2.5 million, substantially all of which was charged to 3Com's operations during the third fiscal quarter of 1994 as purchased in-process technology. Fiscal 1994 results included a $134.5 million pre-tax charge to operations for the combined effect of purchased in-process technology related to the acquisitions and licensing agreement. Also during fiscal 1994, 3Com expanded its product offerings with new and enhanced adapter, internetworking and stackable hub products, extended its worldwide presence with sales offices in five additional countries, expanded its major accounts sales force and added new production lines at its manufacturing facilities in both the U.S. and Ireland.

    In fiscal 1995, there was accelerated customer migration toward higher performance and geographically dispersed networks. 3Com expanded its product line to address this trend with high performance adapters, enhanced remote access products, new LAN and ATM switches and higher density internetworking platforms. Additionally, during the second quarter of fiscal 1995, 3Com acquired substantially all the assets of Israel-based NiceCom, an innovator in ATM technology, and also acquired a company developing advanced network adapter technology. The aggregate purchase price of the two acquisitions was approximately $55.5 million, plus $6.1 million of costs attributed to the exchange of the acquired companies' stock options for 3Com stock options and $2.0 million of costs directly attributable to the completion of the acquisitions. Approximately $60.8 million of the total purchase price represented in-process technology and was charged to 3Com's operations during the quarter.

    3Com is also capitalizing on what it views as a substantial opportunity in providing connectivity solutions to the small and home office markets and to the commercial remote access market which provides dial-up connectivity to users of on-line information services, value-added networks, and transaction networks. In the third quarter of fiscal 1995, 3Com acquired its ISDN adapter development partner, New Jersey-based AccessWorks. In the fourth quarter of fiscal 1995, 3Com acquired all of the outstanding stock of Sonix, a U.K.-based innovator in ISDN internetworking technology, in exchange for approximately 2.4 million shares of 3Com Common Stock (with a value of approximately $70 million as of March 22, 1995, the date of the agreement). The transaction was closed on May 1, 1995, and was accounted for as a pooling of interests. Sonix is a market leader in ISDN internetworking in the United Kingdom, and manufactures and markets a portfolio of network access products specifically designed for data and voice. Sonix products include low-cost Ethernet-to-ISDN, leased-line or dial-up bridges and routers and provide connectivity among small dispersed workgroups and simple, high-performance, low-end, low-cost connectivity between central sites and remote offices. Sonix operates as a wholly-owned subsidiary of 3Com, known as 3Com Sonix.

    In the fourth quarter of fiscal 1995, 3Com announced the agreement to acquire all of the outstanding stock, stock options and warrants of San Diego-based Primary Access, a leading supplier of integrated remote access systems to network service providers worldwide, in exchange for approximately
4.6 million shares  of 3Com Common  Stock and options  and warrants to  purchase approximately 1.0 million shares of 3Com Common Stock (with a value of approximately $170 million as of March 21, 1995, the date of the agreement). The transaction was accounted for as a pooling of interests and closed early in fiscal 1996 on June 9, 1995. Primary Access pioneered software-defined access to public telephone networks with its digital Aperture platform. Sold to interexchange carriers, cellular and local carriers, as well as providers of on-line information services, value added networks

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("VANs") and transaction networks, the Aperture platform replaces fixed-function hardware devices such as channel banks, modems, ISDN devices and remote access servers in central data processing sites or points of presence ("POPs"). Customers of Primary Access include Compuserve, AT&T, MCI, Sprint, regional Bell operating companies, more than 15 cellular carriers and leading banks and oil companies. Primary Access operates as a wholly-owned subsidiary of 3Com, known as 3Com Primary Access.

    3Com believes that its principal competitive advantages lie primarily in the depth and breadth of its product line and a strong yet flexible business infrastructure. 3Com has strong brand recognition in Ethernet adapters, which it believes is transferable to other product and technology areas, as well as in stackable networking systems, LAN switching and remote office and personal office internetworking platforms. Additionally, 3Com believes its low-cost manufacturing, worldwide presence, flexible distribution strategy, and comprehensive service and support capabilities are allowing 3Com to take advantage of market trends that are extending the reach, scope and performance of today's data networks.

  PRODUCTS

    3Com believes that its HPSN architecture, with Transcend network management, provides customers with a blueprint for building and managing networking infrastructures using both current and emerging technologies, and for cost-effectively migrating to higher performance networks using existing platforms. HPSN defines five connectivity environments and delivers cost-effective, scalable systems solutions for each, using the full breadth of 3Com products. HPSN encourages customers to build networks to meet their current business objectives, while providing the assurance that their networks will scale as they add more users and new applications and migrate to emerging high performance technologies such as 100 Mbps Ethernet and ATM. In addition to the five enterprise connectivity environments defined by HPSN, 3Com also offers software-defined digital access platforms that deliver local access to the public telephone data network at sites known as points of presence (POPs) through its 3Com Primary Access subsidiary. The five types of enterprise connectivity environments and the point of presence central access site are defined as:

    WORKGROUP

    While early data networks were installed as a means of connecting individual members of a workgroup to share files and other computing resources, such as printers, using Ethernet or Token Ring technology, the trend toward mission-critical applications and client/server topologies has created a need for more sophisticated workgroup connectivity with higher bandwidth capabilities, enhanced resilience, and a more powerful and flexible feature set. 3Com's industry-leading EtherLink, TokenLink and FDDILink adapters provide the desktop connection to the LAN, while 3Com LinkBuilder stackable and chassis-based hubs and LinkSwitch workgroup switches concentrate and redirect network traffic within the workgroup or to the corporate backbone. The SuperStack network system, which includes hubs, bridge/routers, switches and an SDLC converter for IBM SNA connectivity, allows network administrators to add functionality as needed and build in fault tolerance with an optional redundant power system.

    BUILDING/CAMPUS BACKBONE

    As the number and complexity of workgroup networks has increased, the need for sophisticated inter- and intra-networking has led to the creation of building- and campus-wide "collapsed backbone" networks to transmit data quickly and efficiently within a single site. Collapsed backbone networks condense network traffic from workgroup and floor-based hubs and switches along the backplane of a single powerful device. Working as collapsed backbone devices, 3Com's LANplex family of intelligent switches and NETBuilder II routers simplify wiring complexity, centralize management, boost performance and lower costs.
Furthermore, the HPSN framework provides for an economical, step-by-step migration to even greater performance through 100 Mbps Ethernet and ATM technologies using existing routing and switching platforms.

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    WAN BACKBONE

    The WAN  backbone is  the nerve  center for  wide-area data  communications.
3Com's high-performance NETBuilder II routers connect to wide-area resources ranging from leased lines and dial-up connections to packet-switched and digital telephone services. Transcend network management applications deliver self-managing intelligence, putting wide-area bridge/router administration within the power of a centrally located manager.

    REMOTE OFFICE

    The remote office is a specialized type of workgroup environment, one with all the connectivity needs of a workgroup located at the corporate headquarters, but with the additional requirement that all products plug-and-play. 3Com's SuperStack system provides hubbing, switching, and routing in a single stackable system that meets the special needs of the remote office for simple, easy to maintain, high-performance connectivity. 3Com's innovative Boundary Routing software, running on the NETBuilder Remote Office router "slice" of the SuperStack system, simplifies remote access to the corporate network and allows managers to maximize their resources and reduce expenses by consolidating complex operations at headquarters. Further, the Transcend network management applications centralize the network management function as well. Arpeggio products from 3Com Sonix, currently marketed in Europe, provide simplified ISDN connectivity for wide-area workgroups, enabling high-performance, low-cost connectivity between central sites and remote offices. Designed from inception to optimize ISDN technology from the perspective of the small office, 3Com believes the Arpeggio line of ISDN bridges and routers are ideally suited to network applications that require occasional connectivity, such as retail outlets transmitting daily sales receipts, where the cost of a leased-line cannot be justified.

    PERSONAL OFFICE

    The current trend toward "virtual" corporations has resulted in widely dispersed teleworkers at home and in small offices. There are also millions of business travelers and nomadic users with computers but no fixed network connections. 3Com's AccessBuilder remote access servers give these mobile users simplified analog or digital (ISDN) dial-up access to the network. Available for Ethernet and Token Ring networks and in stackable or stand-alone versions, AccessBuilder servers offer higher performance and more flexibility than less sophisticated connection devices, and include a superior suite of security measures to block unauthorized access. 3Com's Impact family of internal and external ISDN adapters replaces traditional modem devices and provides high-speed digital connectivity to individual users accessing corporate networks, on-line services and the Internet.

    POINTS OF PRESENCE

    Increasingly, businesses and organizations of all sizes, from large diversified companies to small offices and home offices, need to connect their data networks to the public telephone network to take advantage of a growing array of new data services, on-line services and public information networks. The growth in the use of the public network for data has created new market opportunities for network service providers and telecommunications carriers. Carriers, for example, are increasingly delivering managed data network services from POPs, or central processing sites housing the hardware and telco equipment used for transaction processing and switching. 3Com Primary Access' Aperture integrated remote access platform is used in the access sites or points of presence in many major U.S. networks. Applications include on-line information services such as CompuServe, cellular data networks such as United Parcel Service's Total Trak, and transaction networks such as VisaNet.

    For the five environments, 3Com offers a broad range of connectivity products categorized as network adapters and network systems products:

    PERSONAL CONNECTIVITY PRODUCTS

    3Com's personal connectivity products include network adapters, also known as network interface cards, which are add-in printed circuit boards that allow personal computers, laptop computers, workstations and personal digital assistants ("PDAs") to connect to the LAN, remote access adapter,

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including digital/analog  modem products  for personal  remote connectivity  and general data communication functions and PC Card (PCMCIA) adapters which may include both network and remote access functionality. According to International Data Corporation ("IDC"), a leading market research firm, 3Com gained five market share points in calendar 1994 and is the worldwide leader in Ethernet network adapters with a 34 percent market share in calendar 1994.

    In fiscal 1993, 3Com began shipping its family of EtherLink III Parallel Tasking adapters, based on a 3Com-designed custom application-specific integrated circuit ("ASIC"). The innovative Parallel Tasking architecture speeds data transfers by allowing separate tasks to be performed in parallel, resulting in higher overall adapter efficiency and performance than would otherwise be possible. 3Com has applied for and received patents on certain aspects of this technology. In fiscal 1994, 3Com introduced Ethernet PCMCIA ("PC Card") adapters for laptop and other portable computers, further extending the EtherLink III family. 3Com's EtherLink III adapters include 16-bit ISA, 32-bit EISA, MicroChannel and Combo adapters as well as the PC Card adapter. All are designed around 3Com's custom ASIC, which results in products that 3Com believes are inherently more reliable, easier to install and configure, and less expensive to manufacture.

    In fiscal 1995, 3Com introduced a new, higher performance, lower cost version of its popular 10 Mbps EtherLink III adapters and extended the technology to include the new Fast Ethernet (100 Mbps Ethernet) standard. The Fast EtherLink III family of network adapters are dual speed Ethernet adapters capable of transmitting data at either 10 Mbps or 100 Mbps. 3Com believes the Fast EtherLink family of adapters provides network managers with a smooth upgrade path to higher speed workgroup connectivity.

    In addition to Ethernet and Fast Ethernet adapters, 3Com offers Token Ring, FDDI and ISDN adapters. Based on the IBM-designed TROPIC chipset, 3Com's TokenLink III 16/4 family of ISA, EISA and MicroChannel adapters are designed to work seamlessly with IBM drivers and applications while offering enhanced installation and network management features. 3Com's FDDILink family of adapters connect devices to the network via copper wiring and fiber at 100 Mbps. When combined with 3Com's FDDI Concentrator (hub), FDDILink adapters offer workstation and high-end PC users a cost-effective solution for high-bandwidth applications.

    NETWORK SYSTEMS PRODUCTS

    3Com's network systems products include hubs, internetworking bridge/routers, LAN switches and remote access servers, which, when combined within the HPSN framework, create a network infrastructure that delivers scalable, cost-effective solutions for each of the five connectivity environments. In addition, network systems products also include 3Com Primary Access integrated network access systems.

    INTERNETWORKING PRODUCTS. 3Com's internetworking products include the high-performance RISC-based NETBuilder II bridge/routers for collapsed backbone and wide-area network environments and the NETBuilder Remote Office family of remote and access routers. Additionally, the AccessBuilder remote access server provides Ethernet and Token Ring dial-up connectivity for individual remote users. The NETBuilder Remote Office family of bridge/routers supports Ethernet, Token Ring and ISDN network technologies and can be operated as either conventional stand-alone routers or using 3Com's Boundary Routing system. Additionally, both the NETBuilder Remote Office family and the AccessBuilder remote access server are available as part of the SuperStack network system.

    LAN SWITCHES. LAN switches provide cost-effective, high-speed links between multiple network segments, simplifying network design and reducing network latency in client/server networks. 3Com offers a full range of LAN switches, including the high density LANplex 6000 Ethernet/FDDI data center switch, the LANplex 2500 Ethernet/FDDI departmental switch and the LinkSwitch family of

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stackable workgroup switches. LinkSwitch switches can operate either stand-alone or as part of 3Com's SuperStack network systems. Additionally, the LinkSwitch 1200 Ethernet/FDDI switch is available as a module for the LinkBuilder Multi-Services Hub ("MSH") chassis-based hub.

    The development of custom ASICs for switching is central to 3Com's switching strategy. Virtually all of 3Com's internally developed switches are based on custom-designed ASICs, which 3Com believes will dramatically improve performance and reliability while reducing costs. Switching ASICs developed by 3Com include the Intelligent Switching Engine ("ISE") chip for Ethernet-to-FDDI switching, the Brasica chip for Ethernet and Fast Ethernet switching, the ZipChip for Ethernet-to-ATM switching and the Token Ring Switching Engine for Token Ring switching.

    HUBS. 3Com designs, manufactures and markets a full range of Ethernet, Token Ring and FDDI hubs in either stackable or chassis-based configurations. 3Com's stackable hubs, including the LinkBuilder FMS for Ethernet and Token Ring networks, provide users a highly reliable, cost-effective solution for networking workgroups and remote offices.

    In fiscal 1994, 3Com expanded its hub offerings with the 24-port LinkBuilder FMS stackable hub, the LinkBuilder FDDI workgroup hub and a re-engineered 12-port LinkBuilder TP. In addition, 3Com enriched its chassis hub, the
LinkBuilder MSH, with Ethernet-to-FDDI switching, FDDI concentration and advanced Token Ring technology. The powerful backplane of the LinkBuilder MSH supports Ethernet, Token Ring and FDDI connectivity today and ATM connectivity in the future.

    In fiscal 1995, 3Com enhanced its RMON network management capabilities across its hub products line, introduced internetworking bridge modules for its stackable hubs, and introduced new products designed for telco and small/home office markets. The LinkBuilder TP/8, a simple unmanaged 8-port hub with an extremely small footprint, is designed specifically for the growing number of small businesses and home users who want to connect multiple devices in a simple structured wiring network without making a major hardware investment.

    NETWORK MANAGEMENT. In September 1993, 3Com introduced the Transcend family network management applications that represents a significant advance in simplified and logical management of local and wide area networks. Using Transcend applications on the network management platform of their choice, network administrators are able to create logical groups of hubs, routers, servers and desktop devices, regardless of physical location, to obtain correlated management information and control. To simplify network administration, Transcend products also leverage administrative resources by consolidating repetitive tasks, such as downloading router software, into a single command.

    INTEGRATED NETWORK ACCESS SYSTEMS. Integrated network access systems, offered through 3Com Primary Access, are installed in the point of presence central access site to provide local access to data over the public switched network. For example, a user calling up information on CompuServe would dial a local number to be connected to CompuServe's data network, regardless of where the data actually resided. 3Com Primary Access' software defined network access system, known as the Aperture System, replaces a variety of hardware components traditionally used in the POP, such as channel banks, dial or leased-line modems, channel service units ("CSUs"), data service units ("DSUs") terminal servers, packet assembler/disassemblers ("PADs") and switches. Since Aperture functionality is software-defined, users can re-define and change access capabilities to meet changing market conditions by simply downloading new software from a central location. Contrasted with the hardware solution, which requires site visits to replace equipment and make modifications, the Aperture product's software-based approach enables network providers to get data services to market faster, improves network flexibility and reliability and reduces costs for network management, maintenance and access.

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    OTHER PRODUCTS

    Other products include communication servers, which provide terminal-to-host connectivity for terminals and workstations over the network, protocol software and worldwide service and support programs.

  PRODUCT DEVELOPMENT

    3Com's product development efforts are focused exclusively on its strategic product lines: adapters, integrated network access systems and network systems products. 3Com's ownership of core networking technologies creates opportunities to leverage its engineering investments and develop more integrated products for simpler, more innovative networking solutions for customers. 3Com plans to invest in emerging technologies for use in existing and future products, as well as to improve and enhance existing products to extend their lifecycles, reduce manufacturing costs and increase functionality. In addition to the development of custom ASICs to improve performance, increase reliability and reduce costs, 3Com is investing in the following areas: Fast Ethernet (100 Mbps Ethernet), wireless local area network communications, ATM capabilities, LAN switching, ISDN connectivity, enhanced connectivity in IBM environments, and remote access for single and mobile users.

    The industry in which 3Com competes is subject to rapid technological developments, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. As a result, 3Com's success in part depends upon its ability, on a cost-effective and timely basis, to continue to enhance its existing products and to develop and introduce new products that take advantage of technological advances. 3Com will continue to make strategic acquisitions where appropriate. There can be no assurance that 3Com will be able to successfully develop new products to address new industry transmission standards and technological changes or to respond to new product announcements by others or that such products will achieve market acceptance.

  MARKETS AND CUSTOMERS

    3Com's customers are represented among the world's leading industries, including finance, health care, manufacturing, government, education, and service organizations. In fiscal 1994, 3Com began targeting specific vertical markets, including health care, education, finance and government, through an expanded major accounts sales force. With the acquisition of Primary Access, 3Com gained important presence within the telco and network service provider markets.

    Around the world, 3Com serves its customers through a variety of sales channels including direct and indirect channels. Indirect channels include systems integrators, value-added resellers, distributors, national dealers and resellers, and OEMs. 3Com's multi-channel sales strategy encourages broad market coverage, by allowing 3Com sales personnel to create demand for 3Com products while giving customers the flexibility to choose the most appropriate delivery option.

  INTERNATIONAL OPERATIONS

    3Com distinguishes itself from many of its competitors with its dedicated research and development, manufacturing, sales and service organizations outside the United States. 3Com maintains sales offices in 32 countries, including new offices opened in fiscal 1995 in India, Korea, Poland and Chile. 3Com primarily markets its products internationally through subsidiaries, sales offices and relationships with local distributors in Europe, Canada, Asia/Pacific Rim and Latin America.

  CUSTOMER SERVICE

    Since global data networking infrastructures are becoming increasingly complex, customers require vendors to help them manage and support their networks as well as design and build them. Additionally, as customers' networking purchases transition from point product to connectivity systems, a more solutions-oriented approach to service and support is required. 3Com recognized these trends early and has invested in a comprehensive worldwide service and support organization capable of providing virtually around-the-clock customer support regardless of geographic location. 3Com is also developing new service programs that will expand customers' support options.

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    Worldwide logistics include support and repair centers in the United States, dedicated service organizations in Europe and Asia/Pacific Rim, parts stock at more than 25 locations, and electronic bulletin boards throughout the world. In addition to on-site training, 3Com also provides computer-based courses that allow customers to learn networking technologies at their own pace in their own environments.

  BACKLOG

    3Com manufactures its products based upon its forecast of the demand of its customers worldwide and maintains inventories of finished products in advance of receiving firm orders from its customers. Orders are generally placed by the customer on an as-needed basis and products are usually shipped within one to four weeks after receipt of an order. Such orders generally may be canceled or rescheduled by the customer without significant penalty. Accordingly, 3Com does not maintain a substantial backlog, and backlog as of any particular date may not be indicative of 3Com's actual sales in any succeeding period.

  MANUFACTURING AND SUPPLIERS

    3Com's primary production activities are conducted at its Santa Clara, California and Blanchardstown, Ireland facilities. Purchasing, mechanical assembly, burn-in, testing, final assembly, and quality assurance functions are performed at both of these facilities. 3Com also procures certain products and subassemblies through subcontractors. Over the past several years, 3Com has been investing in automating its manufacturing capabilities, decreasing the costs and increasing the quality of both manufacturing design and production. To meet increased demand for its global data networking products, in both fiscal 1994 and 1995, 3Com added new automated production lines in both its California and Ireland plants. Additionally, in August 1995, 3Com completed construction of a new 225,000 square foot manufacturing facility at its headquarters in Santa Clara. The new facility, which will initially produce the EtherLink and TokenLink families of network adapters and the SuperStack network system components, triples the existing manufacturing square footage in Santa Clara.

    3Com is committed to being an environmentally conscious manufacturer and pioneered implementation of a chlorofluorocarbon ("CFC")-free semi-aqueous cleaning process at its California plant with DuPont and Corpane Corporations. The same process is used at the Ireland facility and 3Com met its goal of being CFC-free by the end of calendar year 1993. Components purchased by 3Com are generally available from multiple suppliers. However, certain components may be available from sole sources. The inability of 3Com to obtain certain components could require 3Com to redesign or delay shipments of several of its data networking products. 3Com has sought to establish close relationships with sole-source suppliers and/or to build up inventory of such components; however, there can be no assurance that production would not be interrupted due to the unavailability of components. 3Com believes that its inventory levels of these components, combined with finished components held by 3Com's suppliers, are adequate for its presently forecasted needs.

  COMPETITION

    Data networking is an emerging field within the information systems industry encompassing both on-premises (e.g., desktop connectivity devices, internetworking platforms and wiring hubs) and off-premises (e.g., wide-area networking) technologies. 3Com participates primarily in designing, manufacturing and marketing on-premises equipment, and is expanding its presence in the off-premises point-of-presence market. 3Com's competitors typically compete in one or more segments of the on-premises sector of the data networking market. These companies are using their resources and technical expertise to improve and expand their product lines in an effort to gain market share. Several are extending their product offerings beyond a single market segment and are pursuing strategies more closely resembling 3Com's global data networking strategy. The industry recently has witnessed a wave of merger, acquisition and strategic partnering activity as many of these companies seek to provide broader networking solutions.

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    PERSONAL CONNECTIVITY  PRODUCTS.    The  market  for  personal  connectivity
products is highly competitive. The market for network adapters and PC Card adapters is characterized by intense competition with companies offering products that support a range of Ethernet, Token Ring and FDDI media. Principal competitors in the traditional adapter and PC Card markets include Intel Corporation, IBM Corporation, Madge N.V., Olicom A/S, Standard Microsystems Corporation and Xircom. The market for remote access adapters is currently evolving and in its early stages in both the U.S. and Europe. As remote access becomes increasingly available to individual users and small businesses, these companies may combine to achieve greater market presence, or new, larger competitors, such as traditional modem companies, may enter the market.

    NETWORK SYSTEMS PRODUCTS. Competition in the network systems business, formerly characterized by niche-based competitors focused on a single industry segment, is shifting toward more broad-based suppliers offering multiple product lines. This has been achieved through mergers and acquisitions, through joint marketing agreements, and through internally developed products. This industry consolidation, and the convergence of hub, switching and routing technologies on single platforms, will likely continue, intensifying competition among a small group of companies with broad product offerings. Principal competitors in the network systems products market include Bay Networks, Cabletron and Cisco Systems.

    INTEGRATED REMOTE ACCESS SYSTEMS. Until very recently, the market for point-of-presence connectivity equipment has been characterized by a large number of vendors with many complementary hardware products. Until recently, a traditional point-of-presence might include modems, channel banks, and PADs from a number of different suppliers. Integrated remote access systems, such as 3Com Primary Access Aperture product, replace these multiple, single function hardware products with a single software-defined platform capable of handling both digital and analog signals. 3Com Primary Access competes against various manufacturers of the products mentioned above, as well as Ascend Communications and U.S. Robotics who manufacture integrated remote access systems.

    3Com believes it competes favorably in the data networking market by providing customers with a full breadth of products based on leading technologies which, when combined under the HPSN framework, address connectivity needs for each of the connectivity environments and provide cost-effective migration paths to higher performance technologies. Additionally, 3Com believes that its products typically enjoy a reputation for both high quality and reliability.

  PATENTS, LICENSES AND RELATED MATTERS

    3Com relies on U.S. and foreign patents, copyright, trademark and trade secrets to establish and maintain proprietary rights in its technology and products. 3Com has an active program to file applications for and obtain patents in the United States and in selected foreign countries where a potential market for 3Coms products exists. 3Com's general policy has been to seek patent protection for those inventions and improvements likely to be incorporated in its products or otherwise expected to be of value. 3Com has been issued 28 utility patents and six design patents in the U.S., and has been issued four foreign patents. Other patent applications are currently pending which relate to 3Com's research and development.

    There can be no assurance that any of these patents would be upheld as valid if litigated. While 3Com believes that its patents and applications have value, it also believes that its competitive position depends primarily on the innovative skills, technological expertise and management abilities of its employees.

    3Com has been granted licenses by others, including a fully paid, perpetual, non-exclusive license to a patent held by Xerox covering a portion of the Ethernet technology.

    3Com has registered 48 trademarks in the United States and has registered 20 trademarks in one or more of 39 foreign countries. Numerous applications for registration of domestic and foreign trademarks are currently pending.

    Many of 3Com's products are designed to include software or other intellectual property licensed from third parties. 3Com actively seeks to license software that promotes the compatibility of its products with industry standards, including standard protocols and architectures. The loss of rights in software or other intellectual property licensed from a third party and designed into a particular product might disrupt or delay 3Com's distribution of that product. While it may be necessary in the future to seek or renew licenses relating to various aspects of its products, 3Com believes that, based upon past experience and standard industry practice, such licenses generally could be obtained on commercially reasonable terms.

  EMPLOYEES

    As of July 31, 1995, 3Com had 3,366 full-time employees, of whom 803 were employed in engineering, 1,205 in sales, marketing and customer service, 945 in manufacturing, and 413 in finance and administration. None of 3Com's employees is represented by a labor organization and 3Com considers its employee relations to be excellent.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  ACQUISITIONS

    During the fiscal year ended May 31, 1995, 3Com enhanced its HPSN solutions with several strategic acquisitions. 3Com completed the acquisition of Sonix, a provider of ISDN connectivity solutions in the United Kingdom, on May 1, 1995. 3Com issued approximately 2.4 million shares of 3Com Common Stock in exchange for all the outstanding stock of Sonix. The acquisition was accounted for as a pooling of interests and all financial data of 3Com for fiscal 1995 has been restated to include the operating results of Sonix. As the historical operations of Sonix were not significant to any year presented, 3Com's financial statements for prior years have not been restated and the financial effect of Sonix's prior-year results have been accounted for as a $2.1 million charge against retained earnings in fiscal 1995.

    On October 18, 1994, 3Com acquired substantially all of the assets and assumed substantially all the liabilities of NiceCom, an innovator of ATM technology. 3Com also acquired a company developing network adapter technology on October 14, 1994. The acquisitions were accounted for as purchases and, accordingly, the acquired assets and liabilities were recorded at their estimated fair market values at the dates of acquisition. The aggregate purchase price of approximately $55.5 million was paid using funds from 3Com's working capital and issuance of Common Stock. In addition, 3Com assumed stock options with an associated value of $6.1 million and incurred $2.0 million of costs directly attributable to the completion of the acquisitions. Approximately $60.8 million of the total purchase price represented in-process technology and was charged to 3Com's operations during the second fiscal quarter of 1995. 3Com's consolidated results of operations for the fiscal year ended May 31, 1995 include the operating results of the acquired companies from their dates of acquisition.

    Subsequent to the end of fiscal 1995, 3Com consummated the acquisition of Primary Access, a provider of integrated network access systems, on June 9, 1995. 3Com issued approximately 4.6 million shares of 3Com Common Stock in exchange for all the outstanding stock of Primary Access. 3Com also assumed and exchanged all options and warrants to purchase Primary Access stock for options and warrants to purchase approximately 1.0 million shares of 3Com's Common
Stock. The acquisition was accounted for as a pooling of interests. All financial data of 3Com for the periods prior to the acquisition were restated to include the historical financial data of Primary Access.

    In fiscal 1994, 3Com acquired Synernetics, a market leader in LAN switching products and Centrum, an innovator of remote access products. Both acquisitions were accounted for as purchases. 3Com also entered into a technology licensing agreement with Pacific Monolithics, a developer of wireless communications. See
Note 12 of Notes to Supplemental Consolidated Financial Statements. Fiscal 1994 results included a $134.5 million pre-tax charge to operations for the combined effect of purchased in-process technology related to the acquisitions and the license agreement.

    In fiscal 1993, 3Com acquired Star-Tek, a company specializing in Token Ring technology. The transaction was accounted for as a pooling of interests.

    See Note 3 of Notes to Supplemental Consolidated Financial Statements for additional information on the above business combinations.

  RESULTS OF OPERATIONS

    Fiscal 1995 sales increased 56 percent to $1,325.7 million from $851.0 million in fiscal 1994. This compares to a 35 percent increase in sales in fiscal 1994 from fiscal 1993 sales of $631.0 million.

    3Com believes that the increase in fiscal 1995 sales is due to several factors, including strong market acceptance of 3Com's new products, continued strength in the data networking market, increases in personal computer sales, rapid growth in sales outside the U.S., the breadth of 3Com's product offerings and its ability to deliver complete data networking solutions for different connectivity environments. Sales from products introduced in the last 12 months represented 51 percent of total sales in fiscal 1995, an increase from 31 percent and 47 percent of total sales in fiscal 1994 and 1993, respectively.

    Sales of network adapters in fiscal 1995 represented 52 percent of total sales and increased 45 percent from fiscal 1994 sales. This followed a 31 percent sales increase in network adapters in fiscal 1994 from fiscal 1993. Sales of network adapters in fiscal years 1994 and 1993 represented 55 percent and 57 percent of total sales, respectively. The increase in network adapter sales represented an increase in unit volume partially offset by continuation of the industry-wide trend toward decreasing average selling prices, particularly in the Token Ring market. The increase in unit volume primarily resulted from sales of the EtherLink III network adapter, but was also favorably impacted by sales of the PC Card adapter.

    Sales of network systems products (i.e., internetworking platforms, remote access servers, hubs and switching products) in fiscal 1995 represented 44 percent of total sales and increased 77 percent from fiscal 1994. This followed a 51 percent increase in systems sales in fiscal 1994 from fiscal 1993. Sales of systems products in fiscal years 1994 and 1993 represented 39 percent and 35 percent of total sales, respectively. The increase was led primarily by the LinkBuilder FMS II stackable hub, a component of 3Com's SuperStack family of network systems products, the LANplex family of switching products, and the NETBuilder Remote Office internetworking system. Similar to network adapters, the increase in systems products sales represented an increase in unit volume, which was partially offset by a decrease in average selling prices. 3Com believes there is an industry-wide trend towards demand for fully functional, fault-tolerant, lower-priced network systems in a stackable format. 3Com is currently delivering hubs, remote office routers, LAN switching products and a redundant power system in a stackable format, which can be used in various combinations within 3Com's SuperStack network system.

    Sales of other products (i.e., terminal servers, customer service, protocols and other products) represented four percent of total sales in fiscal 1995. Sales of other products increased 14 percent from fiscal 1994, although they continued to represent a decreasing percentage of 3Com's total sales, as expected.

    Sales outside of the United States comprised 53 percent of total sales in fiscal 1995, compared to 50 percent in fiscal 1994 and 49 percent in fiscal 1993. International sales increased in all geographic regions, especially in the Asia Pacific and Latin American regions. 3Com believes that this increase reflected its continued global expansion through the opening of new sales offices in Latin America, Asia and Europe, and the expansion of worldwide service and support programs. The Company's operations were not significantly impacted by fluctuations in foreign currency exchange rates in fiscal years 1995, 1994 and 1993.

    Cost of sales as a percentage of sales was 46.4 percent in fiscal 1995, compared to 48.9 percent in fiscal 1994 and 51.8 percent in fiscal 1993. The 2.5 percentage point improvement in gross margin in fiscal 1995 resulted primarily from a favorable shipment mix of 3Com's products and reductions in product material costs which improved gross margins by 2.1 percentage points. Lower inventory obsolescence costs improved gross margins by an additional .5 percentage points. The 2.9 percentage point improvement in gross margin in fiscal 1994 resulted primarily from improved efficiency of manufacturing operations and higher volume shipments which improved gross margins by 1.7 percentage points. A favorable shipment mix of 3Com's products and reductions in product material costs improved gross margins by .6 percentage points and lower freight and duties, which resulted from an increase in the volume of products manufactured in the Ireland plant, improved gross margins by
 .5 percentage points.

    Total operating expenses in fiscal 1995 were $513.9 million, compared to $431.6 million in fiscal 1994 and $243.8 million in fiscal 1993. Excluding the charge of $60.8 million for purchased in-process technology and the non-recurring charge of $5.0 million, which consisted of approximately $6.1 million in merger costs associated with the acquisitions of Sonix and Primary Access and a credit of $1.1 million for the reduction in accrued costs relating to the fiscal 1991 restructuring, total operating expenses in fiscal 1995 would have been $448.1 million, or 33.8 percent of sales. Excluding the charge of $134.5 million for purchased in-process technology resulting from the acquisitions of Synernetics and Centrum and the technology licensing agreement with Pacific Monolithics, total operating expenses in fiscal 1994 would have been $297.2 million, or 34.9 percent of sales. Excluding the non-recurring charge of $1.3 million (see Note 13 of Notes to Supplemental Consolidated Financial Statements), total operating expenses in fiscal 1993 would have been $242.5 million, or 38.4 percent of sales.

  SUMMARY OF OPERATING EXPENSES

                                                 FISCAL      PERCENT OF     FISCAL      PERCENT OF     FISCAL      PERCENT OF
(DOLLARS IN THOUSANDS)                            1995         SALES         1994         SALES         1993         SALES
                                               -----------  ------------  -----------  ------------  -----------  ------------
Sales and marketing..........................  $   259,458        19.6%   $   175,972        20.7%   $   139,066        22.0%
Research and development.....................      133,687        10.1         79,327         9.3         66,995        10.6
General and administrative...................       54,982         4.1         41,865         4.9         36,391         5.8
Non-recurring charges:
  Purchased in-process technology............       60,796         4.6        134,481        15.8             --          --
  Non-recurring items........................        5,000         0.4             --          --          1,316         0.2
                                               -----------         ---    -----------         ---    -----------         ---
    Total operating expenses.................  $   513,923        38.8%   $   431,645        50.7%   $   243,768        38.6%
                                               -----------         ---    -----------         ---    -----------         ---
                                               -----------         ---    -----------         ---    -----------         ---
    Total operating expenses excluding
     non-recurring charges...................  $   448,127        33.8%   $   297,164        34.9%   $   242,452        38.4%
                                               -----------         ---    -----------         ---    -----------         ---
                                               -----------         ---    -----------         ---    -----------         ---

    Sales and marketing expenses in fiscal 1995 increased $83.5 million or 47 percent from fiscal 1994. As a percentage of sales, sales and marketing expenses decreased to 19.6 percent in fiscal 1995, from 20.7 percent in fiscal 1994. The increase in such expenses reflected increased selling costs related to the 56 percent increase in sales volume, the cost of promoting 3Com's new and existing products, and a year-over-year increase in sales and marketing personnel of 35 percent.

    Research and development expenses in fiscal 1995 increased $54.4 million or 69 percent from fiscal 1994. As a percentage of sales, such expenses increased to 10.1 percent in fiscal 1995, compared to 9.3 percent in fiscal 1994. The increase in research and development expenses was primarily attributable to the cost of developing 3Com's new products including a 42 percent increase in full time research and development personnel from the prior year. 3Com believes the introduction of new technologies and products to the market in a timely manner is crucial to its success, and will continue to make strategic acquisitions where appropriate. Several of the research and development projects acquired in connection with 3Com's strategic acquisitions since December 1993 have been completed. Of the projects that are still in process, development work is proceeding as expected. Such development activities primarily included the development of ATM-based products for the enterprise market and products based on ISDN technology for the small office/home office environments. The nature of costs for such development activities is primarily employee-related costs for design, prototype development and testing. 3Com estimates that an aggregate of approximately $13 to $18 million will be expensed over the next four to twelve months in connection with completion of all acquired research and development projects. 3Com anticipates future research and development spending, including costs remaining for the completion of these purchased in-process projects, will not significantly differ from the historical trend of research and development expenses as a percent of sales.

    General and administrative expenses in fiscal 1995 increased $13.1 million or 31 percent from fiscal 1994. As a percentage of sales, such expenses decreased to 4.1 percent in fiscal 1995, from 4.9 percent in fiscal 1994. The increase in general and administrative expenses reflects expansion of 3Com's infrastructure through internal growth and acquisitions and an increase in the provision for bad debt expense associated with the higher sales volume.

    The increase in operating expenses in fiscal 1994 compared to fiscal 1993 reflected increased selling costs associated with higher sales, the cost of developing and promoting 3Com's systems products, increased cooperative advertising expenses, and growth in the number of employees to support the higher volume of business. Research and development expenses increased consistent with 3Com's continued commitment to develop and introduce high quality, innovative products.

    Non-operating income was favorably impacted during fiscal 1994, as 3Com realized a non-recurring gain of $17.7 million from the sale of 3Com's investment in Madge N.V.

    Other income (net) was $3.4 million in fiscal 1995, compared to $3.3 million in fiscal 1994 and $1.2 million in fiscal 1993. These amounts consist primarily of interest income, which increased $6.2 million in fiscal 1995 due to larger cash and investment balances and higher interest rates, and was offset by the increase in interest expense associated with the $110.0 million of convertible subordinated notes issued in the second quarter of fiscal 1995. The increase in fiscal 1994 from fiscal 1993 resulted primarily from more favorable foreign exchange results of $1.3 million and higher interest income of $.4 million.

    3Com's effective income tax rate was 37 percent in fiscal 1995. Excluding the merger costs associated with the Sonix and Primary Access acquisitions, which were not tax deductible, the effective tax rate would have been 36 percent. In fiscal 1994, 3Com provided $48.7 million for income taxes on income before income taxes of $24.5 million because a significant portion of the purchased in-process technology charges were not tax deductible. In addition, the income tax rate in fiscal 1994 reflected the recognition of a net benefit of $1.2 million which resulted from retroactive changes to the Revenue Reconciliation Act of 1993. Excluding the effect of the non-recurring items in fiscal 1994, the effective tax rate would have been 35 percent. 3Com's effective tax rate in fiscal 1993 was 35 percent.

    Net income for fiscal 1995 was $126.0 million, or $0.83 per share, compared to a net loss of $24.2 million, or $0.19 per share, for fiscal 1994 and net income for fiscal 1993 of $39.7 million, or $0.30 per share. Net income for fiscal 1995 included the aforementioned $60.8 million charge associated with purchased in-process technology, the $6.1 million charge for merger costs and the $1.1 million credit for the reduction in the restructuring reserve. Excluding these one-time charges and gains, 3Com would have realized net income of $168.8 million or $1.11 per share for fiscal 1995. Excluding the charges for purchased in-process technology, the gain from the sale of an investment and the tax benefit, net income for fiscal 1994 would have been $91.4 million, or $0.65 per share. Excluding the effect of non-recurring items in fiscal 1993, 3Com would have realized net income of $40.9 million, or $0.31 per share. All per share amounts have been restated to reflect the two-for-one stock splits on August 25, 1995 and September 1, 1994.

  LIQUIDITY AND CAPITAL RESOURCES

    Cash, cash equivalents and temporary cash investments at May 31, 1995 were $333.5 million, increasing $200.3 million from May 31, 1994. At the end of fiscal 1994 and 1993, cash, cash equivalents and temporary cash investments were $133.2 million and $119.6 million, respectively.

    For the fiscal year ended May 31, 1995, net cash generated from operating activities was $228.8 million. Trade receivables at May 31, 1995 increased $75.1 million from May 31, 1994 due primarily to an increase in sales. Days sales outstanding in receivables was 46 days at the end of fiscal 1995, compared to 45 days at May 31, 1994. Inventory levels at May 31, 1995 increased $50.7 million from the prior fiscal year-end, with inventory turnover improving from 6.5 turns at May 31, 1994 to 6.6 turns at May 31, 1995.

    During the fiscal year ended May 31, 1995, 3Com made $77.8 million in capital expenditures. Major capital expenditures included upgrades and additions to product manufacturing lines and facilities in Santa Clara and Ireland, development of a new worldwide accounting and information system, and upgrades of desktop systems. As of May 31, 1995, 3Com had outstanding approximately $29 million in capital expenditure commitments primarily associated with the expansion and upgrade of product manufacturing lines and facilities. 3Com spent approximately $65.8 million in net cash for acquisitions during fiscal 1995 (see
Note 3 of Notes to Supplemental Consolidated Financial Statements), which included the final payment of $14.3 million to Centrum shareholders in the first quarter of fiscal 1995 for the acquisition of Centrum in fiscal 1994. Cash paid for acquisitions in fiscal 1995 were funded through existing cash balances.

    In the second quarter of fiscal 1995, 3Com received net proceeds of $107.3 million from the issuance of convertible subordinated notes (see Note 8 of Notes to Supplemental Consolidated Financial Statements). During fiscal 1995, 3Com repurchased 1.6 million shares of Common Stock with a total cash outlay of $19.6 million. As of May 31, 1995, 3Com was authorized by its Board of Directors to repurchase up to an additional 5.5 million shares of its Common Stock in the open market. 3Com received cash of $28.1 million from the sale of its Common Stock to employees through its employee stock purchase and option plans.

    During the first quarter of fiscal 1995, 3Com signed a five-year lease for 225,000 square feet of office and manufacturing space to be built on land adjacent to its existing headquarters in Santa Clara. This arrangement provides 3Com with an option to purchase the related property during the lease term, and at the end of the lease term 3Com is obligated to either purchase the property or arrange for the sale of the property to a third party with a guaranteed residual value of up to $33.5 million to the seller of the property. 3Com commenced occupancy of portions of the facility in June 1995, with payments on the lease estimated to start in September 1995.

    3Com has a $40 million revolving bank credit agreement which expires December 31, 1996. No amount is outstanding under the credit agreement and 3Com is in compliance with all financial ratio and minimum net worth requirements.

    Based on current plans and business conditions, 3Com believes that its existing cash and equivalents, temporary cash investments, cash generated from operations and the available revolving credit agreement will be sufficient to satisfy anticipated operating cash requirements through fiscal 1996.

MANAGEMENT

    The directors and executive officers of 3Com and their ages as of July 31, 1995 are as follows:

           NAME                  AGE                              POSITION
- ---------------------------      ---      ---------------------------------------------------------
Eric A. Benhamou                     39   Chairman, President and Chief Executive Officer
Debra J. Engel                       43   Vice President, Corporate Services
Robert J. Finocchio, Jr.             44   Executive Vice President and General Manager, Network
                                           Systems Operations
John H. Hart                         49   Vice President and Chief Technical Officer
Richard W. Joyce                     39   Vice President, New Business Operations
Alan J. Kessler                      37   Vice President, Customer Service Operations
William G. Marr                      48   Executive Vice President, Worldwide Sales
Christopher B. Paisley               42   Vice President, Finance and Chief Financial Officer
Janice M. Roberts                    39   Vice President, Marketing
Douglas C. Spreng                    51   Vice President and General Manager, Network Adapter
                                           Division
James L. Barksdale                   52   Director
Gordon A. Campbell                   51   Director
David W. Dorman                      41   Director
Jean-Louis Gassee                    51   Director
Stephen C. Johnson                   53   Director
Philip C. Kantz                      51   Director
William F. Zuendt                    48   Director

    Eric A. Benhamou has been 3Com's President and Chief Executive Officer since April 1990 and September 1990, respectively. Mr. Benhamou became Chairman of the Board of Directors of 3Com in July 1994. Mr. Benhamou served as 3Com's Chief Operating Officer from April 1990 through September 1990. From October 1987 through April 1990, Mr. Benhamou held various general management positions within 3Com. Prior to that, Mr. Benhamou was one of the founders of Bridge Communications, Inc., in September 1981, and held various executive positions in that company in the field of engineering and product development, most recently as Vice President of Engineering, until that company merged with 3Com in September 1987. Mr. Benhamou serves as a Director of Cypress Semiconductor, Inc. and Legato Systems, Inc. Mr. Benhamou is also a member of the Board of Directors of Smart Valley, Inc.

    Debra J. Engel has been 3Com's Vice President, Corporate Services since March 1990. From the time Ms. Engel joined 3Com in November 1983 until March 1990, she was 3Com's Vice President, Human Resources. Prior to that, she was with Hewlett-Packard Company for seven years, most recently as Corporate Staffing Manager at Hewlett-Packard's Corporate Headquarters.

    Robert J. Finocchio, Jr. has been 3Com's Executive Vice President, Network Systems Operations since June 1993. From January 1990 through May 1993, Mr. Finocchio served as 3Com's Executive Vice President, Field Operations. Mr. Finocchio joined 3Com in December 1988 as Vice President of Sales, Marketing and Services, a position he held through January 1990. Prior to joining 3Com, Mr. Finocchio was with Rolm, Inc. for nine years, where he held various executive positions in sales and service. Most recently he was Vice President of Rolm Systems Marketing.

    John H. Hart has been 3Com's Vice President and Chief Technical Officer since joining 3Com in September 1990. Prior to joining 3Com, Mr. Hart worked for Vitalink Communications Corporation for seven years, where he held various executive positions in product engineering and development. Mr. Hart's final position with Vitalink was Vice President of Network Products.

    Richard W. Joyce became 3Com's Vice President, New Business Operations in June 1995. From June 1993 to June 1995, Mr. Joyce served as 3Com's Vice President, Sales Europe and Asia/Pacific Rim (APR). From January 1990 to June 1995, Mr. Joyce served as President, 3Com Europe Limited. Mr. Joyce joined 3Com in November 1987 as Sales Manager of 3Com (UK) Limited, a position he held until September 1988. From September 1988 until January 1990, Mr. Joyce served as Managing Director of 3Com (UK) Limited. Most recently prior to joining 3Com, Mr. Joyce held the position of Managing Director Europe for State Street Trade Development Corporation from 1985 to 1987.

    Alan J. Kessler became 3Com's Vice-President, Customer Service Operations in June 1995. From June 1993 through June 1995, Mr. Kessler served as 3Com's Vice President, Systems Sales-North Americas. From May 1991 through May 1993, Mr. Kessler served as 3Com's Vice President and General Manager, Network Systems Division. From April 1990 until May 1991, Mr. Kessler served as 3Com's Vice President and General Manager, Distributed Systems Division. Previously, he served as 3Com's Product Marketing Manager of the Distributed Systems Division from November 1988 through April 1990 and as 3Com's Product Line Manager from October 1985 through November 1988.

    William G. Marr joined 3Com as Executive Vice President, Worldwide Sales in June 1995. Prior to joining 3Com, Mr. Marr was with Sun Microsystems, Inc. for ten years, most recently as Vice President, North American and Australian Field Operations.

    Christopher B. Paisley has served as 3Com's Vice President, Finance and Chief Financial Officer since September 1985. Prior to joining 3Com, Mr. Paisley was Vice President, Finance of Ridge Computers from May 1982 to September 1985. Previously, Mr. Paisley was employed by Hewlett-Packard Company for five years in a variety of accounting and finance positions.

    Janice M. Roberts has been 3Com's Vice President, Marketing since June 1992. From February 1994 to June 1995, Ms. Roberts also served as 3Com's General Manager, Personal Office Division. From February 1992 until June 1992, Ms. Roberts was 3Com's Vice President and General Manager of the Premises
Distribution Division. During the period January 1989 to February 1992, Ms. Roberts served as Director of BICC Technologies Limited and President of BICC Technologies, Inc. and BICC Communications, Inc. She was also Chairman and Managing Director of BICC Data Networks Limited. From December 1986 through January 1989, Ms. Roberts was Manager of Sales and Marketing of STC Components Ltd. located in Harlowe, United Kingdom.

    Douglas C. Spreng has been Vice President and General Manager of 3Com's Network Adapter Division since March 1992. Prior to joining 3Com, Mr. Spreng was President and Chief Operations Officer of Domestic Automation Company, a private communications system start-up company based in San Carlos, California. Previously, Mr. Spreng spent 23 years with Hewlett-Packard Company (HP) in a variety of key marketing, manufacturing and general management positions, including General Manager of HP's Commercial Systems Group. Most recently he served as General Manager of HP's Manufacturing Applications Group.

    Mr. Barksdale has been a director of 3Com since 1987. Since January 1995, Mr. Barksdale has been the President, CEO and a director of Netscape
Communications Corporation. Previously, Mr. Barksdale had been President and Chief Executive Officer of AT&T Wireless Services since September 1994. Prior to September 1994, Mr. Barksdale had been employed as the President and Chief Operating Officer of McCaw Cellular Communications, Inc. since January 1992 and by Federal Express Corporation since 1979. Mr. Barksdale served as a director of Bridge Communications, Inc. from April 1986 until that company combined with 3Com in 1987. Mr. Barksdale also serves as a director of The Promus Companies, Inc.

    Mr. Campbell has been a director of 3Com since 1990. Mr. Campbell was a founder and since 1993 has been President and Chairman of the Board of Techfarm, Inc., a company formed to launch technology based start-up companies. Mr. Campbell was a founder of Chips and Technologies, Inc. ("Chips"), a company that designs and distributes very large scale integrated circuit products, and has served as a director of Chips since December 1984 and as Chairman of the Board of Chips since 1993. Mr. Campbell also served as the President and Chief Executive Officer of Chips from January 1985 to July 1993. Mr. Campbell was also a founder of Seeq Technology, Inc., and, from January 1981 to October 1984, he served as that company's President and Chief Executive Officer. Mr. Campbell also serves as a director of Bell Microproducts, Inc., Reply Corporation and Scotts Valley Instruments, Inc. and as Chairman of the Board of Exponential Technology, Inc., Summit Systems, 3D/fx Interactive Inc. and Absolute Time Corporation.

    Mr. Dorman has been a director of 3Com since 1995. Since July 1994, Mr. Dorman has been President and Chief Executive Officer of Pacific Bell Corporation. Prior to that, he was associated with US Sprint Corporation for 13 years, during which time he held several management positions, most recently as President of Sprint Business Services from 1993 to 1994.

    Mr. Gassee has been a director of 3Com since 1993. Mr. Gassee is the Chairman of the Board and Chief Executive Officer of Be Incorporated, a personal computing technology company in the development stage, which he founded in October 1990. Previously, Mr. Gassee held several management positions with Apple Computer, Inc. ("Apple") for 10 years, most recently as the President of Apple Products, the research and development and manufacturing division of Apple. Prior to joining Apple, Mr. Gassee was President and General Manager of the French subsidiary of Exxon Corp., held several management positions with Data General Corporation, and spent six years at Hewlett-Packard Company. Mr. Gassee is currently also a member of the board of directors of Cray Computer, Electronics For Imaging, Inc. and LaserMaster Technologies, Inc.

    Mr. Johnson has been a director of 3Com since 1989. Since 1983, Mr. Johnson was a founder and has been President and Chief Executive Officer of Komag, Incorporated, a manufacturer of Winchester disk media. Mr. Johnson served as a director of 3Com from June 1982 to September 1987; he stepped down from the Board when 3Com combined with Bridge Communications, Inc. and returned to the Board in 1989. Mr. Johnson also serves as a director of Komag, Incorporated and Uniphase Corporation.

    Mr. Kantz has been a director of 3Com since 1991. Since February 1995, Mr. Kantz has served President and Chief Executive Officer of The Sandros Enterprise, a privately held business and management consulting firm. Previously, he was President, Chief Executive Officer and a director of Transcisco Industries, Inc., an industrial services company, from February 1994 to January 1995. From October 1992 through September 1993, Mr. Kantz served as President and Chief Executive Officer of Genetrix, Inc., a biotechnology services company. Mr. Kantz was President and Chief Executive Officer of Itel Containers International Corporation from 1988 through 1991. Previously, Mr. Kantz was President of Transportation and Industrial Funding Corporation and Senior Vice President and General Manager of GE Capital from 1986 to 1988. In 1988, Mr. Kantz instigated the start up of an integrated waste management corporation, Mine Reclamation Corporation, and currently serves as Chairman of that company's board of directors. Mr. Kantz also serves as a director of Blue Cross of California, Falcon Building Products, Inc., Genetrix, Inc. and Trans Ocean Ltd.

    Mr. Zuendt has been a director of 3Com since 1988. Mr. Zuendt is a director and President of Wells Fargo & Company, a bank holding company, and of Wells Fargo Bank. He joined Wells Fargo in 1973. Mr. Zuendt is also a director of MasterCard International and a trustee of Golden Gate University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information, as of July 31, 1995, with respect to the beneficial ownership of 3Com's Common Stock by (i) each director of 3Com, (ii) the Chief Executive Officer and the four other most highly compensated executive officers of 3Com whose salary and bonus exceed $100,000 during the fiscal year ended May 31, 1995, and (iii) all executive officers and directors of 3Com as a group.

                                            AMOUNT AND NATURE OF
                                                 BENEFICIAL          PERCENT OF COMMON
                  NAME                          OWNERSHIP(1)         STOCK OUTSTANDING
- -----------------------------------------  ----------------------  ---------------------
James L. Barksdale                                   120,000                    *
Gordon A. Campbell                                    64,000                    *
David W. Dorman                                       40,000                    *
Jean-Louis Gassee                                     60,000                    *
Stephen C. Johnson                                   224,000                    *
Philip C. Kantz                                      123,004                    *
William F. Zuendt                                    332,000                    *
Eric A. Benhamou                                   1,398,570                    *
Robert J. Finocchio, Jr.                             417,552                    *
Douglas C. Spreng                                    321,270                    *
Ralph B. Godfrey                                      73,400                    *
Alan J. Kessler                                      166,920                    *
All directors and executive officers as a          4,459,488                  3.0%
 group (17 persons)

- ------------------------
*    Less than 1%.
(1) To 3Com's knowledge, except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.
     Includes shares of 3Com's Common Stock issuable pursuant to options exercisable within 60 days of July 31, 1995, including options to acquire 120,000 shares of 3Com's Common Stock held by Mr. Barksdale, options to acquire 64,000 shares held by Mr. Campbell, options to acquire 40,000 shares held by Mr. Dorman, options to acquire 60,000 shares held by Mr. Gassee, options to acquire 168,000 shares held by Mr. Johnson, options to acquire 103,948 shares held by Mr. Kantz, options to acquire 188,000 shares held by Mr. Zuendt, options to acquire 979,584 shares held by Mr. Benhamou, options to acquire 354,522 shares held by Mr. Finocchio, options to acquire 308,680 shares held by Mr. Spreng, options to acquire 48,232 shares held by Mr. Godfrey, options to acquire 166,920 shares held by Mr. Kessler, and options to acquire an aggregate of 3,631,792 shares of 3Com's Common Stock held by directors and executive officers of 3Com as a group.

    The following table sets forth certain information, as of July 31, 1995, with respect to the beneficial ownership of 3Com's Common Stock by all persons known by 3Com to be the beneficial owners of more than 5% of the outstanding Common Stock of 3Com.

                                        AMOUNT AND NATURE OF
                                        BENEFICIAL OWNERSHIP    PERCENT OF COMMON
          NAME AND ADDRESS                      (1)             STOCK OUTSTANDING
- -------------------------------------  ----------------------  -------------------
FMR Corporation                                19,583,380               13.5%
 82 Devonshire Street
 Boston, MA 02109
Investors Research Corporation                 13,200,000                9.1
 4500 Main Street
 Kansas City, MO 64111

- ------------------------
(1) To 3Com's knowledge, the entities named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. This information is based upon a review of
     Schedule 13G filings made with the Commission during 1995 to date.

                         INFORMATION CONCERNING CHIPCOM

BUSINESS

    Chipcom designs, manufactures and distributes computer networking intelligent switching systems, including hubs and internetworking and network management products. Chipcom's products are designed to allow users to build and manage networks with dissimilar personal computers, workstations, cabling systems and communications protocols within an entire building or campus or across remote locations of an enterprise. As entire organizations move to network (client/server) computing, features such as reliability, flexibility and manageability are critical to the enterprise network. The selection of an enterprise-wide network solution is a strategic decision typically made by an organization's senior management. Chipcom is using its technology and product strategy in support of the evolution to enterprise networks.

    The ONline System Concentrator and related products, Chipcom's initial intelligent switching system, was first introduced in 1990. During 1994, Chipcom expanded its offerings of intelligent switching systems and related products to include the ONcore Switching System and the InfiNET Switching Solution packet-switching products. In early 1995, Chipcom introduced the ONsemble
StackSystem. These products provide integrated solutions for building intelligent networks across enterprises, from remote offices to the central office.

    In February 1994, Chipcom merged with Artel. Artel designed and developed the Galactica Network Switching Hub and the StarBridge Turbo Switch, both part of Chipcom's InfiNET family of packet switching hubs. In August, 1994, Chipcom acquired DSI which develops, manufactures and sells stackable Ethernet hubs, which are part of Chipcom's ONsemble StackSystem, and low-end modular hub products.

  ENTERPRISE NETWORKS

    An enterprise network is created through the integration of many hardware- and software-based technologies and requires an architecture that allows the connectivity of a variety of computing equipment, cabling systems and communications protocols. These networks support mission-critical applications that are distributed across enterprises, incorporating branch offices, remote users and main campuses into a cohesive whole. An intelligent switching hub provides the platform upon which enterprise networks are built. The requirements for these networks are:

       RELIABILITY: Enterprise networks must have high reliability and continuous availability in order to minimize the interruption of an organization's computer applications. This requires products to have long mean time between failure, support fault-tolerant and redundant configurations and allow maintenance to be performed while the network is operating.

       FLEXIBILITY: Enterprise networks must be flexible and simple to configure, allowing for organizational growth and change. The physical portion of the network is a structured utility which, like a telephone system, will be used for many years.

       MANAGEABILITY: The enterprise network manager must have an efficient means to monitor, control and change the network remotely as it may be distributed over many floors within a building, many buildings on a campus or across numerous remote locations.

       BUILT-IN MIGRATION: As networking technologies evolve, so must the network platforms on which the networks are built. However, to protect user investments in their existing networks, the next-generation platforms need to be compatible with existing products to allow an efficient, cost-effective migration to the new technologies.

    To address these requirements, Chipcom initially developed its TriChannel architecture which is a flexible platform capable of supporting a variety of wiring solutions (coaxial cable, fiber optic cable and twisted pair wiring), communications protocols (including Ethernet, Token Ring and FDDI) and internetworking devices (bridges and routers), all of which are designed to be controlled through network management software. As the requirements of enterprise networks evolved, Chipcom expanded its technical breadth to include a multiple backplane architecture in the ONcore Switching System, which allows enterprise network customers to migrate to new technologies such as packet-switching and ATM.

  PRODUCTS

    INTELLIGENT SWITCHING SYSTEMS

    THE ONLINE SYSTEM PRODUCT FAMILY. The ONline System product family is a modular system for building facility and enterprise networks. First introduced in 1990, ONline is Chipcom's first intelligent switching network system. The core of the system is an intelligent switching hub called the ONline System Concentrator. The ONline System product family includes numerous modules to support Ethernet, Token Ring and FDDI communications protocols being transmitted over various types of cabling systems, such as shielded or unshielded twisted pair wiring, fiber-optic cable and thick or thin coaxial cable.

    The ONline System Concentrator incorporates four key features to meet enterprise network requirements, as follows:

       TRICHANNEL ARCHITECTURE: TriChannel Architecture supports multiple high-speed generic data channels and a control channel. The data channels can be dynamically configured through software to connect networks containing any combination of Ethernet, Token Ring and FDDI communications protocols. This architecture allows users to take advantage of a range of existing and future switching capabilities, including module switching, bank switching, per port switching and per port networking.

       FAULT TOLERANCE: Chipcom designed the ONline System Concentrator as a reliable, fault-tolerant intelligent switching hub. Chipcom achieves this fault tolerance through components such as network management modules, control modules, bridges, entire concentrators, power supplies and cable links that allow for redundant and back-up configuration in order to minimize the interruption of an organization's network. All ONline modules and power supplies may be "hot swapped" which allows the network to be reconfigured or repaired with minor interruption.

       NETWORK CONTROL: Network control capabilities allow the network manager to reconfigure the network in real-time to respond to heavy data traffic conditions, failures in the network and organizational changes.

       SWITCHING: Switching technology allows a port, group of ports, module, bridge or router to be assigned to any one of multiple networks in an ONline System Concentrator through the use of software without physically having to go to the particular concentrator and reassign cables manually. Port-switching technology and TriChannel Architecture enable the merger or isolation of network segments and dynamic management of data traffic loads.

    ONCORE SWITCHING SYSTEM. In the first quarter of calendar 1994, Chipcom introduced the ONcore Switching System, Chipcom's next-generation, high-capacity, highly scaleable, intelligent switching hub designed for high end enterprise networks. The ONcore Switching System incorporates the same key features of the ONline System Concentrator (TriChannel Architecture, fault tolerance, network control and switching) and provides users a migration path to high-end enterprise networking. The ONcore Switching System provides the capacity to link hundreds of users attached to both shared and switched Ethernet, Token Ring and FDDI networks, and is designed to support multi-gigabit cell- and packet-switching protocols such as ATM.

    In addition, the ONcore Switching System platform provides for delivery of each network switching technology available today, namely:

       MODULE SWITCHING: Allows the network manager to move entire modules from one network segment to another to increase the available capacity for users.

       BANK SWITCHING: Provides the same flexibility as Module Switching for groups of up to 12 users.

       PORT SWITCHING: Allows for individual users to be moved dynamically from one network to another and makes user moves across the facility easy to reassociate with their appropriate network segment.

       PACKET SWITCHING: Allows for interconnecting network segments to form large logical networks without sacrificing network capacity.

       CELL SWITCHING (ATM): The latest and most advanced technique for network switching, capable of handling data, voice and image information.

    The ONcore Switching System has a full array of media modules. In addition, it is fully interoperable with the ONline System Concentrator and all ONline System modules can be used in the ONcore Switching System. This next-generation compatibility helps protect Chipcom's end users' networking investments made over the past four years.

    INFINET SWITCHING SOLUTIONS. The InfiNET Switching Solutions, introduced in calendar 1994, is a family of packet-switching products which provide increased network capacity and speed, or network "bandwidth." These products include the Galactica Network Switching Hub and the StarBridge Turbo Switch. These products have dual load-sharing power supplies to protect the network against power supply failure and allow the network to be configured with redundant links for further fault tolerance.

    The Galactica Network Switching Hub is a modular switching hub that supports up to 32 wirespeed Ethernet segments on a one gigabit per second ("Gbps") backplane and provides high speed Ethernet to FDDI bridging or FDDI to FDDI bridging. The StarBridge Turbo Switch is a standalone Ethernet switch that supports up to eight wire-speed Ethernet segments. In addition to providing greater network bandwidth, the InfiNet Switching Solutions allow network managers to create virtual workgroups, or groups of users on the same network even if they are located on different floors or in different buildings. The use of virtual workgroups benefit overall network operation by isolating network traffic, creating network firewalls to restrict problems and improve overall network security.

    In addition to the Galactica Network Switching Hub and the StarBridge Turbo Switch, the InfiNET Switching Solutions include the ONsemble Workgroup Switch which, when combined with the ONsemble Ethernet StackSystem described below, provides increased bandwidth and allows network segmentation at remote sites and within workgroups.

    ONSEMBLE STACKSYSTEM. During the first quarter of 1995, Chipcom introduced the ONsemble StackSystem. These Ethernet and Token Ring hubs and internetworking products are designed for remote sites or workgroups and provide a stackable architecture scaled to the requirements of smaller installations. The ONsemble StackSystem products incorporate high-end capabilities typically found in chassis-based modular hubs, including fault tolerance, sophisticated network management and internetworking and are interoperable with Chipcom's other Intelligent Switching Systems products. The ONsemble StackSystem includes stackable Ethernet hubs which are manufactured and sold by DSI.

    The ONsemble StackSystem Ethernet Hubs are fully managed, 24-port 10BASE-T concentrators. Up to seven ONsemble Ethernet StackSystem Expansion Hubs can be combined with an ONsemble Ethernet StackSystem Management Hub to provide scaleable support for up to 200 Ethernet ports in a stack. Using StackWay Cable and software control, each hub in the stack can be switched to any of four StackWay Ethernet segments, providing configuration flexibility generally found only in modular hub platforms. Using a StarBridge Turbo Switch or an ONsemble Workgroup Switch, the StackWay segments can be connected and remotely managed to eliminate network congestion, improve security and create fault-tolerant configurations.

    The ONsemble StackSystem Token Ring Hubs are fully managed, 16-port concentrators. Up to eight passive or active ONsemble Token Ring StackSystem Hubs or internetworking components can be combined to provide scaleable support for up to 128 users in a stack. Chipcom's fault tolerant StackJack connectors permit management of all the StackSystem components and provide for hot-swapping of components without powering-down the stack. The ONsemble StackSystem Token Ring Hubs provide for Remote Monitoring ("RMON") specifications through network management software.

    ONDEMAND NETWORK CONTROL SYSTEM. The ONdemand Network Control System ("ONdemand NCS") is a graphical network management system that allows network managers to monitor and reconfigure Chipcom's ONline System Concentrators and related products, the ONcore Switching System and the ONsemble StackSystem products throughout an enterprise network directly from a central console. Also, ONdemand SwitchCentral extends the management capabilities of ONdemand NCS to provide full control of Chipcom's InfiNET Switching Solutions.

    ONdemand NCS provides real-time monitoring and display of the status of the network at the hub, module and port level. It provides the information required to isolate performance bottlenecks in the network and, combined with the switching capabilities of Chipcom's networking products, allows the network manager to reconfigure it to balance network traffic loads.

    ONdemand NCS is based on Simple Network Management Protocol ("SNMP") and operates on most industry-standard UNIX based network management platforms, including Sun Microsystems, Inc.'s SunNet Manager, IBM's NetView/6000, Digital's POLYCENTER platform and Hewlett-Packard Company's HP OpenView platform. There is also a Windows based ONdemand NCS application that provides similar management capabilities from a personal computer.

    THIRD PARTY TECHNOLOGIES. To expand the breadth of Chipcom's product offerings and to offer users fully integrated network solutions, Chipcom has worked with several other network providers to incorporate their technologies into the ONline System Concentrator and the ONcore Switching System. Examples of these modular products include remote site routing from Cisco, terminal servers from Penril Datability Networks and a switch/bridge/router module from Retix.

  RESEARCH AND DEVELOPMENT

    Chipcom's focus has evolved from the facility, or single location network, to the requirements of enterprise networks, which are designed to encompass a wider geographic area and support a greater number of users and volume of traffic than facility networks. To assist customers in the migration toward enterprise networks, Chipcom is focusing its development efforts on new technologies and products which are designed to ensure full compatibility with Chipcom's existing products. These new technology areas are:

       ATM. ATM is a cell-switching technology designed to simultaneously transport data, voice and video at greater speeds than standard Ethernet or Token Ring. Chipcom is currently working with IBM to develop backbone networking products and desktop ATM-based offerings. See "Relationship with IBM." Chipcom is a principal member of the ATM Forum, an industry-wide committee organized to promote development of ATM.

       SWITCHING.       Chipcom   is    currently   developing   next-generation
       packet-switching technology designed to be integrated into the ONcore Switching System and the ONsemble StackSystem. This development builds on Chipcom's experience in developing the Galactica Network Switching Hub. ATM interfaces for these packet-switching products are also under development.

       REMOTE  SITES.    Chipcom  is  continuing  development  of  the  ONsemble
       StackSystem products to provide greater levels of manageability and functionality for remote sites and workgroups within an enterprise.

       NETWORK MANAGEMENT. Chipcom is extending and enhancing its ONdemand NCS software to support new ONline and ONcore modules, additional platforms, ATM technology and to provide further integration with various third-party applications. In addition, management of virtual LANs, enabled by packet-switching and cell-switching technology, is also under development.

    In addition to focusing on these technologies, a significant portion of research and development resources were devoted in calendar 1994 to enhancing the ONcore Switching System. Several new modules were developed and introduced throughout the year. Also, during calendar 1994, Chipcom introduced its OpenHub Program which, using a Chipcom developed carrier module, provides third-party developers a standard form factor to facilitate the integration of their technology into Chipcom's ONline and ONcore platforms.

    Chipcom  is  currently  directing  its  research  and  development   efforts
principally toward enhancing and extending the ONcore Switching System, developing next generation switching and ATM solutions, enhancing and extending the ONsemble StackSystem products and creating network management applications to solve enterprise problems.

    Chipcom believes its future success depends on its ability to continue to enhance its existing products and to develop new products that maintain technological leadership. Accordingly, Chipcom intends to continue to make substantial investments in its product development activities and to continue to participate in the development of industry standards. Given the nature of Chipcom's intelligent switching systems as platforms which are designed to support a broad selection of related technologies, Chipcom currently anticipates expanding its product offerings through internal development as well as through strategic alliances.

    During the first six months of 1995 and fiscal years 1994, 1993 and 1992, research and development expenses were approximately $20.6 million, $32.6 million, $21.8 million and $14.2 million, respectively, which represented 13.1%, 12.2%, 13.6% and 15.4% of revenues, respectively. As of July 31, 1995, Chipcom employed 299 persons in research and development activities.

  DISTRIBUTION STRATEGY

    Chipcom markets and sells its products primarily through third-party distribution channels, including value-added resellers, OEMs and distributors (collectively, "Resellers"). Because of the complexity of designing facility and enterprise networks to meet customers' needs and the wide variety of technologies involved in a complete networking solution, Chipcom believes that end user customers are best reached through a Reseller distribution strategy.

    Chipcom's products are distributed through a select group of Resellers that provide system integration and support and focus their sales efforts at the corporate-level MIS manager. The criteria used by Chipcom in selecting this group of Resellers include technical expertise, reputation and financial resources. Chipcom has developed a worldwide distribution channel for its products, which as of July 31, 1995 consisted of approximately 250 Resellers.

    Chipcom's marketing and sales support organizations provide sales, training, marketing and technical support for Chipcom's Resellers in North and South America, Europe, Japan and the Pacific Rim. Chipcom conducts training programs for its Resellers and end users worldwide at its corporate and field offices and at customer locations. Chipcom and its Resellers provide end user support for Chipcom's products after installation. Chipcom currently provides a one-year warranty against defects in design, materials and workmanship on its hardware products. The marketing and sales support organizations include salespersons and technical support personnel and totaled 374 people as of July 31, 1995.

  RELATIONSHIP WITH IBM

    In September 1992, Chipcom signed the Alliance Agreements with IBM for a worldwide marketing and development alliance to provide products addressing the growth of networked personal computers and workstations. Under the terms of the Alliance Agreements, Chipcom and the Networking Systems Line of Business of IBM have each agreed to make available to the other for internal use and resale certain of their respective hardware and software products, including all internally developed intelligent switching hub products developed by or for such party which are generally available after December 31, 1992.

    Chipcom and IBM each agreed to provide manufacturing rights to the other party for certain hardware products under certain circumstances, subject to the rights of third-party developers. So long as products manufactured by IBM constitute a certain level of the revenues derived by IBM from the sale of intelligent switching hub products, Chipcom will not be obligated to provide additional manufacturing rights to IBM.

    During the term of the Alliance Agreements, IBM has agreed not to acquire more than 10% of the outstanding capital stock of Chipcom. However, IBM shall be relieved of this restriction if any party engaged in the business of developing, producing, manufacturing, selling, licensing or leasing information processing hardware or software that meets certain revenue thresholds (a "Designated Acquirer") acquires 5% or more of the outstanding capital stock of Chipcom. In addition, if the Chipcom Board initiates a sale of 50% or more of Chipcom's outstanding capital stock or substantially all of Chipcom's assets to any third party, or 25% or more of Chipcom's outstanding capital stock to a Designated Acquirer, then IBM shall have a right of first offer for a period of 30 days. IBM was provided notice of, and waived this right with respect to, the proposed Merger. See "The Merger -- Background of the Merger."

    The Alliance Agreements have an initial term of five years. Either party shall have the right, however, to terminate the Alliance Agreements on or after April 1, 1994. If either party initiates such a termination, then the non-terminating party shall have the right to terminate its obligations under the Alliance Agreements, including any manufacturing rights license granted by it, and to retain all manufacturing rights and software licenses granted to it (subject to the obligation of the non-terminating party to pay license fees, royalties and other fees). In addition, if at any time a Designated Acquirer acquires 25% or more of the outstanding capital stock of Chipcom, or acquires all or substantially all of the assets of Chipcom, IBM shall have the right to terminate the Alliance Agreements.

    Chipcom began selling products to IBM under these Alliance Agreements in the fourth quarter of 1992. Sales to IBM during the first six months of 1995 and fiscal 1994 and 1993 were $47.2 million, $102.4 million and $34.0 million, respectively, or 29.9%, 38.2% and 21.2%, respectively, of revenues. Sales to IBM were not material in 1992. The volume of products to be sold by Chipcom to IBM is based on forecasts supplied by IBM and not on specific purchase requirements. Sales to IBM declined to $16.6 million in the second quarter of 1995 from $30.6 million in the first quarter of 1995. This decrease in sales to IBM resulted primarily from an inventory imbalance at IBM and a decrease in IBM's sales to its customers. Chipcom anticipates that revenues from sales to IBM during the third quarter of fiscal 1995 may decrease from the second quarter level.

    IBM may elect to develop products competitive with Chipcom's products which could have a material adverse effect on Chipcom's business. A termination of, or significant adverse change in, the relationship between IBM and Chipcom would have a material adverse effect on Chipcom.

  RELATIONSHIP WITH DIGITAL

    Chipcom's relationship with Digital began in 1987 and Digital has acted as a Reseller of Chipcom's products since 1989. During 1993 and 1992, sales to Digital were approximately $31.2 million and $31.3 million, respectively, or 19.5% and 34.0%, respectively, of revenues. As a result of increased revenues from other Resellers and the introduction in 1994 by Digital of intelligent hub products that compete with certain of Chipcom's products, sales to Digital in 1994 represented less then 10% of Chipcom's revenues.

  ACQUISITION OF CHIPCOM EUROPE B.V.

    Effective June 29, 1992, Chipcom completed the acquisition of Chipcom Europe B.V. ("Chipcom Europe"), a Dutch company, and its subsidiaries. Chipcom Europe was organized and financed in June, 1991, as an independent entity dedicated exclusively to the marketing, sales and support of Chipcom's products in Europe and certain countries in the Middle East and Africa. In connection with such acquisition, Chipcom issued to the Chipcom Europe shareholders an aggregate of 569,994 shares of Common Stock. As a result of this transaction, Chipcom owns all of the outstanding stock of Chipcom Europe.

    During 1992, sales of Chipcom's products to Chipcom Europe prior to its acquisition by Chipcom were $11.7 million, or 12.7% of revenues.

  MERGER WITH ARTEL

    On February 14, 1994, Chipcom completed a transaction with Artel, a Hudson, Massachusetts company which specializes in Ethernet packet switching technology. Pursuant to this transaction, Artel merged with a subsidiary of Chipcom and became a wholly-owned subsidiary of Chipcom.

    Under the terms of the merger, each outstanding share of Artel common stock was exchanged for .07203682 shares of Chipcom Common Stock. Chipcom issued approximately 1,131,000 shares of Common Stock in exchange for all of the outstanding shares of Artel common stock, and Chipcom has reserved approximately 86,000 additional shares of Common Stock for issuance to holders of options and warrants formerly exercisable into shares of Artel common stock.

    This  transaction  has  been  accounted  for  as  a  pooling  of  interests.
Accordingly, all financial data for periods prior to the merger have been restated to reflect the combined operations of Chipcom and Artel.

  ACQUISITION OF DSI

    Effective August 31, 1994, Chipcom acquired all of the outstanding shares of common stock of DSI, a Sunnyvale, California company, for approximately $4.4 million cash. DSI develops, manufactures and sells stackable Ethernet hubs, which are part of Chipcom's ONsemble StackSystem, and low-end modular hub products. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of DSI have been included in Chipcom's consolidated financial statements since August 31, 1994.

  AGREEMENT WITH LANART CORPORATION

    Chipcom entered into an agreement in July, 1992 with LANart Corporation ("LANart"), relating to the organization, funding and operation of LANart and the transfer of certain of Chipcom's technology to LANart. LANart was organized in April 1992 by Dr. Yoseph Linde, former Chairman of the Chipcom Board for the purpose of developing and marketing single-protocol, stand-alone computer networking products.

    In July 1993, Chipcom and LANart amended and restated the agreement. Under the terms of this restated agreement, Chipcom agreed to purchase from LANart up to $6.0 million in products over a period of approximately five years. In addition, the restated agreement terminated certain restrictions imposed on each party concerning development of products in the other party's field and the restriction on the sale of products by LANart to Chipcom competitors. Under this restated agreement,

LANart repurchased from Chipcom for a nominal purchase price preferred stock of LANart representing approximately 6.0% of the capital stock of LANart and Chipcom's right to designate a member of the board of directors of LANart has terminated.

    In July 1994, Chipcom and LANart further amended the agreement whereby the $6.0 million purchase commitment over five years was reduced to a $1.2 million purchase commitment through December 31, 1995. In addition, LANart repurchased from Chipcom for a nominal purchase price preferred stock of LANart representing approximately 3.0% of the capital stock of LANart.

    In November 1994, Chipcom purchased, on a pro rata basis, preferred stock of LANart offered in a private placement. Chipcom's ownership of preferred stock of LANart represents less than 10% of the capital stock of LANart. Chipcom accounts for its investment in LANart using the cost method.

    Mr. Fishman, a director of Chipcom, serves as a member of the board of directors of LANart. No other director or officer of Chipcom currently serves as a director or officer of LANart.

  MANUFACTURING AND SUPPLIERS; BACKLOG

    Chipcom's manufacturing operations consist primarily of final assembly and test and of quality control of materials, components, subassemblies and systems.

    Although Chipcom generally uses standard parts and components for its products, certain components are currently available only from a single source or from limited sources. For example, Chipcom purchases 10BASE-T chip-sets solely from AT&T Company ("AT&T"), certain fiber-optic components from Hewlett-Packard, certain power supplies from Power Switch, Inc. and Astec Power Supply Co., Ltd. and certain microchips from National Semiconductor, Inc. To date, Chipcom has been able to obtain adequate supplies of such components in a timely manner from existing sources or, when necessary, from alternative sources.

    The majority of Chipcom's revenue in each quarter results from orders booked in that quarter. Accordingly, Chipcom does not believe that its backlog at any particular point in time is indicative of future sales.

  COMPETITION

    The market for networking systems is extremely competitive, and the competition is likely to intensify. Chipcom experiences competition from many vendors of network systems, including Bay Networks, Cabletron, Digital, and Ungermann-Bass.

    The principal competitive factors in the market for Chipcom's networking products are performance, technical features, including support for ATM, product breadth, distribution channels, price, time-to-market and customer service and support. Chipcom believes that it, in conjunction with its Resellers, currently competes favorably with respect to each of these factors. Due to the highly competitive nature of Chipcom's business, Chipcom anticipates that price competition may increase in the future. Chipcom believes that certain technical features in its system networking products (such as a high degree of fault tolerance, the flexibility of the TriChannel Architecture, remote network reconfiguration, switching technologies and built-in migration capability) differentiate its products from other materially competitive products in the market.

  PROPRIETARY RIGHTS

    Chipcom relies on a combination of patent, trade secret, copyright and trademark law, nondisclosure agreements and technical measures to establish and protect its proprietary rights in its products. Chipcom and its subsidiaries currently hold 16 United States and two foreign patents and have applications pending for several additional United States and foreign patents. Chipcom also has certain registered and other trademarks. Chipcom believes that, because of the rapid pace of technological change in the networking industry, patent and copyright protection are less significant to Chipcom's competitive position than factors such as the knowledge, ability and experience of Chipcom's personnel, new product development, market recognition and ongoing product maintenance and support.

  EMPLOYEES

    Chipcom and its wholly-owned subsidiaries had 918 employees at July 31, 1995, including 374 in marketing, sales and support services, 299 in engineering, research and development, 136 in manufacturing and operations, and 109 in corporate operations and administration. Of the 918 employees at July 31, 1995, 776 were employed in North America, 89 in Europe, 31 in Israel, 19 in the Pacific Rim and three in South America. None of Chipcom's employees is represented by a labor union. Chipcom has experienced no work stoppages and believes that its relations with its employees are excellent.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information, as of July 31, 1995, with respect to the beneficial ownership of the Chipcom Common Stock by (i) each director; (ii) Chipcom's Chief Executive Officer and each of Chipcom's other four most highly compensated executive officers whose salary and bonus in fiscal 1994 exceeded $100,000; and (iii) all directors and executive officers of Chipcom as a group. To Chipcom's knowledge, based upon a review of Schedule 13G and Schedule 13D filings made with the Commission during 1995, no person beneficially owns 5% of the outstanding Chipcom Common Stock.

                                                                   SHARES OF
                                                                    CHIPCOM       PERCENTAGE
                                                                  COMMON STOCK    OF CHIPCOM
                                                                  BENEFICIALLY   COMMON STOCK
NAME                                                               OWNED (1)     OUTSTANDING
- ---------------------------------------------------------------  --------------  ------------
John Robert Held...............................................      245,405         1.4%
Richard M. Burnes, Jr..........................................       33,866          *
Jerald G. Fishman..............................................       13,500          *
Victoria A. Brown..............................................       12,000          *
William H. Sitter..............................................        6,000          *
Frank A. Onians................................................        --             *
Robert P. Badavas..............................................      123,808(2)       *
Bruce L. Cohen.................................................       24,746          *
Menachem E. Abraham............................................       24,223          *
Roy J. Moffa...................................................       12,547          *
All directors and executive officers as a group (11 persons)...      516,036         3.0%

- ------------------------
 *   Less than 1% of the shares of Chipcom Common Stock outstanding

(1) The inclusion herein of any shares of Chipcom Common Stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, each stockholder referred to above has sole voting and investment power with respect to the shares listed.
     The number of shares of Chipcom Common Stock beneficially owned by each director or executive officer is determined under the rules of the Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which each director or executive officer has sole or shared voting power or investment power and also any shares of Chipcom Common Stock into which any options held by such director or executive officer are exercisable within 60 days after July 31, 1995.
     Includes the following shares of Common Stock issuable pursuant to stock options exercisable within 60 days after July 31, 1995: options to acquire 206,405 shares held by Mr. Held, options to acquire 24,000 shares held by Mr. Burnes, options to acquire 13,500 shares held by Mr. Fishman, options to acquire 12,000 shares held by Ms. Brown, options to acquire 6,000 shares held by Mr. Sitter, options to acquire 119,727 shares held by Mr. Badavas, options to acquire 22,216 shares held by Mr. Cohen, options to acquire 23,812 shares held by Mr. Abraham and options to acquire 11,249 shares held by Mr. Moffa and options to acquire
     458,250 shares held by all executive officers and directors as a group.
(2) Includes 3,402 shares of Common Stock owned by Mr. Badavas as custodian for his children.

CHIPCOM STOCKHOLDER RIGHTS PLAN

    On August 1, 1995, the Chipcom Board approved and adopted a stockholders rights plan (the "Chipcom Rights Plan") and declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Chipcom Common Stock to stockholders of record at the close of business on August 14, 1995 (the "Record Date"). Each Right entitles the registered holder to purchase from Chipcom a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, $.10 par value per share, at a purchase price of $145 in cash per Unit, subject to adjustment. Pursuant to the Chipcom Rights Plan, the Rights automatically attach to and trade together with each share of Chipcom Common Stock. The Rights will not be exercisable or transferable separately from the shares of Chipcom Common Stock to which they are attached until the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Chipcom Common Stock (a "Stock Acquisition Date"), or (ii) 10 business days following the commencement of the tender offer or exchange offer that would result in a person or group individually owning 30% or more of the outstanding shares of Chipcom Common Stock (the earlier of such dates being referred to as the "Distribution Date").

    The Rights will expire at the earlier of the Effective Time and the close of business on August 1, 2005, unless earlier redeemed or exchanged by Chipcom in accordance with the Chipcom Rights Plan. The Rights are redeemable, under certain circumstances, for $.01 per Right.

    In the event that (i) Chipcom is the surviving corporation in a merger with an Acquiring Person and the Chipcom Common Stock is not changed or exchanged, or
(ii) a person becomes the beneficial owner of more than 15% of the then outstanding shares of Chipcom Common Stock, except pursuant to a Permitted Offer (as defined in the Chipcom Rights Plan), each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of Chipcom Common Stock which equals the exercise price of the Right divided by one-half of the current market price of the Chipcom Common Stock at the date of the occurrence of the event. However, in any such event, all Rights that are beneficially owned by any Acquiring Person will be null and void.

    In the event that, and at any time following the Stock Acquisition Date, (i) Chipcom is acquired in a merger or other business combination transaction in which Chipcom is not the surviving corporation or the Chipcom Common Stock is changed or exchanged (other than a merger that follows a Permitted Offer) or
(ii) 50% or more of Chipcom's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise that number of shares of common stock of the acquiring company which equals the exercise price of the Rights divided by one-half of the current market price of such common stock at the date of the occurrence of such event. The events referred to in this paragraph and the preceding paragraph are referred to as "Triggering Events."

    The Chipcom Rights Plan provides that no Distribution Date, Stock Acquisition Date or Triggering Event shall be deemed to have occurred, and neither 3Com nor any affiliate or associate thereof shall be deemed to have become an Acquiring Person, by reason of the Merger Agreement and the consummation of the transactions contemplated thereby.

    A description of the Rights is set forth in the Rights Agreement, dated August 1, 1995, between Chipcom and The First National Bank of Boston which is filed as an exhibit to Chipcom's Current Report on Form 8-K filed on August 4, 1995.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    The following unaudited pro forma combined financial statements give effect to the proposed merger of 3Com and Chipcom on a pooling of interests basis. The unaudited pro forma combined financial statements are based on the respective historical and supplemental historical financial statements which are either included or incorporated by reference elsewhere in this Proxy Statement/
Prospectus. The unaudited pro forma combined balance sheet assumes that the Merger took place on May 31, 1995 and combines 3Com's May 31, 1995 supplemental consolidated balance sheet with Chipcom's July 1, 1995 unaudited consolidated balance sheet. The unaudited pro forma combined statements of operations assume that the Merger took place as of the beginning of the periods presented and combine 3Com's supplemental consolidated statements of operations for the fiscal years ended May 31, 1995, 1994 and 1993 with Chipcom's consolidated results of operations for the twelve months ended July 1, 1995, and for the years ended December 25, 1993 and December 26, 1992, respectively. This presentation has the effect of excluding Chipcom's results of operations for the six-month period ended June 25, 1994 from the unaudited pro forma combined statements of operations.

    3Com's supplemental consolidated balance sheet as of May 31, 1995 and supplemental consolidated statements of operations for the periods presented include the balance sheet and statements of operations of Primary Access, with which 3Com consummated a business combination accounted for on a pooling of interests basis as of June 9, 1995, and also reflect a two-for-one split of 3Com Common Stock issued on August 25, 1995 to shareholders of record as of August 4, 1995.

    The unaudited pro forma combined financial statements are based on the estimates and assumptions set forth in the notes to such statements. The pro forma adjustments made in connection with the development of the pro forma information are preliminary and have been made solely for purposes of developing such pro forma information for illustrative purposes necessary to comply with the disclosure requirements of the Commission. The unaudited pro forma combined financial statements do not purport to be indicative of the results of operations of future periods or the combined financial position or the results that actually would have been realized had the entities been a single entity during these periods.

    3Com and Chipcom estimate that they will incur direct transaction costs of approximately $10 million associated with the Merger which will be charged to operations in the fiscal quarter in which the Merger is consummated. In addition, it is expected that following the Merger, 3Com will incur a restructuring charge to operations, currently estimated to be between $40 to $50 million in the fiscal quarter in which the Merger is consummated. This amount is a preliminary estimate only and is therefore subject to change. There can be no assurance that 3Com will not incur additional charges in subsequent quarters to reflect costs associated with the Merger.

    These unaudited pro forma combined financial statements should be read in conjunction with the historical and supplemental consolidated financial statements and the related notes thereto of 3Com and Chipcom, which are either included or incorporated by reference elsewhere herein.

                                3COM AND CHIPCOM
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                          3COM        CHIPCOM
                                                       AT MAY 31,   AT JULY 1,       PRO FORMA        PRO FORMA
                                                          1995         1995        ADJUSTMENTS*       COMBINED
                                                       -----------  -----------  -----------------  -------------
ASSETS
Current Assets:
  Cash and cash equivalents..........................  $   149,210  $    14,833                     $     164,043
  Temporary cash investments.........................      184,338       28,390                           212,728
  Trade receivables -- net...........................      199,939       48,563                           248,502
  Inventories........................................      124,058       70,204  $  (21,000)(3)           173,262
  Deferred income taxes..............................       43,922       11,195         6,100        )(4        61,217
  Other..............................................       21,868        4,524                            26,392
                                                       -----------  -----------      --------       -------------
    Total current assets.............................      723,335      177,709       (14,900     )       886,144
Property & equipment -- net..........................      110,449       42,174       (10,000      (3)       142,623
Other assets.........................................       24,022       16,247        (3,000      (3)        39,350
                                                                                        2,081        )(5
                                                       -----------  -----------      --------       -------------
Total................................................  $   857,806  $   236,130  $    (25,819     ) $   1,068,117
                                                       -----------  -----------      --------       -------------
                                                       -----------  -----------      --------       -------------

LIABILITIES & SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable...................................  $    92,750  $    21,528                     $     114,278
  Accrued and other liabilities......................      126,124       24,414                           150,538
  Accrued restructuring and transaction costs........           --           --  $     21,000     (3)        21,000
  Income taxes payable...............................       52,853        6,232                            59,085
  Current portion of long-term obligations...........          197          996                             1,193
                                                       -----------  -----------      --------       -------------
    Total current liabilities........................      271,924       53,170        21,000             346,094
Long-term debt.......................................      110,000           29                           110,029
Other long-term obligations..........................        1,094       10,268        (4,919      (5)         6,443
Shareholders' Equity:
  Common stock (3Com: 143,064,572 shares; Chipcom:
   17,073,045 shares; and 161,162,000 shares on a pro
   forma combined basis).............................      311,075      129,238                           440,313
  Unamortized restricted stock grants................       (2,037)          --                            (2,037)
  Retained earnings..................................      165,735       43,425       (37,900      (3)       167,348
                                                                                       (4,000      (4)
                                                                                           88     (5)
  Unrealized gain (loss) on available-for-sale
   securities........................................          184           --           (88      (5)            96
  Accumulated translation adjustments................         (169)          --                              (169)
                                                       -----------  -----------      --------       -------------
    Total shareholders' equity.......................      474,788      172,663       (41,900     )       605,551
                                                       -----------  -----------      --------       -------------
Total................................................  $   857,806  $   236,130  $    (25,819     ) $   1,068,117
                                                       -----------  -----------      --------       -------------
                                                       -----------  -----------      --------       -------------

* See accompanying Notes to Unaudited Pro Forma Combined Financial Statements

                                3COM AND CHIPCOM
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          CHIPCOM
                                                             3COM       YEAR ENDED
                                                          YEAR ENDED      JULY 1,      PRO FORMA      PRO FORMA
                                                         MAY 31, 1995      1995      ADJUSTMENTS*     COMBINED
                                                         -------------  -----------  -------------  -------------
Sales..................................................  $   1,325,693   $ 312,309                  $   1,638,002
Costs and Expenses:
  Cost of sales........................................        615,253     148,629                        763,882
  Selling, general and administrative..................        314,440      87,166                        401,606
  Research and development.............................        133,687      39,316                        173,003
  Purchased in-process technology......................         60,796       7,900                         68,696
  Non-recurring items..................................          5,000          --                          5,000
                                                         -------------  -----------                 -------------
    Total..............................................      1,129,176     283,011                      1,412,187
                                                         -------------  -----------                 -------------
Operating income.......................................        196,517      29,298                        225,815
Other income -- net....................................          3,359       1,874                          5,233
                                                         -------------  -----------                 -------------
Income before income taxes.............................        199,876      31,172                        231,048
Provision for income taxes.............................         73,877      11,399   $2,000 (4)            87,276
                                                         -------------  -----------  -------------  -------------
    Net income.........................................  $     125,999  $   19,773   $   (2,000   ) $     143,772
                                                         -------------  -----------  -------------  -------------
                                                         -------------  -----------  -------------  -------------
Net income per common and equivalent share:
  Primary..............................................          $0.83       $1.12                          $0.85
  Fully diluted........................................          $0.83       $1.12                          $0.84

Common and equivalent shares used in computing per
 share amounts:
  Primary..............................................        151,062      17,631       1,058 (2)        169,751
  Fully diluted........................................        152,698      17,631       1,058 (2)        171,387

* See accompanying Notes to Unaudited Pro Forma Combined Financial Statements

                                3COM AND CHIPCOM
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        CHIPCOM
                                                            3COM       YEAR ENDED
                                                         YEAR ENDED     DEC. 25,      PRO FORMA      PRO FORMA
                                                        MAY 31, 1994      1993      ADJUSTMENTS*     COMBINED
                                                        ------------  ------------  -------------  -------------
Sales.................................................   $  851,047    $  160,486                  $   1,011,533
Costs and Expenses:
  Cost of sales.......................................      415,980        69,560                        485,540
  Selling, general and administrative.................      217,837        49,093                        266,930
  Research and development............................       79,327        21,758                        101,085
  Purchased in-process technology.....................      134,481            --                        134,481
                                                        ------------  ------------                 -------------
    Total.............................................      847,625       140,411                        988,036
                                                        ------------  ------------                 -------------
Operating income......................................        3,422        20,075                         23,497
Gain on sale of investment............................       17,746            --                         17,746
Other income -- net...................................        3,313           665                          3,978
                                                        ------------  ------------                 -------------
Income before income taxes............................       24,481        20,740                         45,221
Provision for income taxes............................       48,697         8,394                         57,091
                                                        ------------  ------------                 -------------
Income (loss) before cumulative effect of change in
 accounting principle.................................   $  (24,216)   $   12,346                  $     (11,870)
                                                        ------------  ------------                 -------------
                                                        ------------  ------------                 -------------
Income (loss) per common and equivalent share before
 cumulative effect of change in accounting principle:
  Primary.............................................       $(0.19)        $0.78                         $(0.08)
  Fully diluted.......................................       $(0.19 )       $0.78                         $(0.08)

Common and equivalent shares used in computing per
 share amounts:
  Primary.............................................      129,620        15,791         (272    (2)       145,139
  Fully diluted.......................................      129,620        15,791         (272    (2)       145,139

* See accompanying Notes to Unaudited Pro Forma Combined Financial Statements

                                3COM AND CHIPCOM
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           CHIPCOM
                                                               3COM       YEAR ENDED
                                                            YEAR ENDED     DEC. 26,     PRO FORMA     PRO FORMA
                                                           MAY 31, 1993      1992      ADJUSTMENTS*   COMBINED
                                                           ------------  ------------  ------------  -----------
Sales....................................................   $  630,966    $   92,265                 $   723,231
Costs and Expenses:
  Cost of sales..........................................      326,985        38,115                     365,100
  Selling, general and administrative....................      175,457        30,272                     205,729
  Research and development...............................       66,995        14,181                      81,176
  Non-recurring items....................................        1,316            --                       1,316
                                                           ------------  ------------                -----------
    Total................................................      570,753        82,568                     653,321
                                                           ------------  ------------                -----------
Operating income.........................................       60,213         9,697                      69,910
Other income -- net......................................        1,200           450                       1,650
                                                           ------------  ------------                -----------
Income before income taxes...............................       61,413        10,147                      71,560
Provision for income taxes...............................       21,736         4,778                      26,514
                                                           ------------  ------------                -----------
Net income...............................................   $   39,677    $    5,369                 $    45,046
                                                           ------------  ------------                -----------
                                                           ------------  ------------                -----------
Net income per common and equivalent share:
  Primary................................................        $0.30         $0.38                       $0.31
  Fully diluted..........................................        $0.30         $0.38                       $0.30

Common and equivalent shares used in computing per share
 amounts:
  Primary................................................      130,784        14,178         851(2 )     145,813
  Fully diluted..........................................      132,872        14,178         851(2 )     147,901

*  See accompanying Notes to Unaudited Pro Forma Combined Financial Statements

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1.  PERIODS COMBINED

    The 3Com supplemental consolidated balance sheet as of May 31, 1995 has been combined with the Chipcom consolidated balance sheet as of July 1, 1995.

    The 3Com supplemental consolidated statements of operations for each of the fiscal years ended May 31, 1995, 1994 and 1993 have been combined with the Chipcom consolidated statements of income for the twelve months ended July 1, 1995, and for the years ended December 25, 1993 and December 26, 1992, respectively. This presentation has the effect of excluding Chipcom's results of operations for the six-month period ended June 25, 1994 from the unaudited pro forma combined statements of operations.

NOTE 2.  PRO FORMA EARNINGS PER SHARE

    The unaudited pro forma combined income (loss) per common and equivalent share is based upon the weighted average number of common and equivalent shares outstanding of 3Com and Chipcom for each period using an exchange ratio of 1.06 shares of 3Com Common Stock for each share of Chipcom Common Stock, except in loss periods when common stock equivalent shares are excluded as their effect would be antidilutive. The effect of the assumed conversion of 3Com's convertible subordinated notes was antidilutive for the periods presented.

NOTE 3.  TRANSACTION COSTS AND RESTRUCTURING EXPENSES

    3Com and Chipcom estimate they will incur direct transaction costs of approximately $10 million associated with the Merger, consisting of fees for investment banking, legal, accounting, financial printing and other related charges.

    In addition, it is expected that as a result of the Merger, the combined company will incur restructuring expenses estimated to be between $40 and $50 million. For the purposes of the preparation of the unaudited pro forma combined financial statements, an estimate of $55 million is used for the sum of transaction costs and restructuring expenses. The restructuring expenses are expected to include:

        - write-off  of assets including  capitalized software, purchased
          technology,  inventory   and  fixed   assets  associated   with
          duplicate product lines;

        - elimination of duplicate management information systems and facilities, including cancellation of leases; and

        - severance and outplacement costs.

    The income tax effect of these expenses has also been reflected as a pro forma adjustment. These nonrecurring costs will be charged to operations in the fiscal quarter in which the Merger is consummated. The unaudited pro forma combined balance sheet gives effect to such expenses as if they had been incurred as of May 31, 1995, but the effects of these costs have not been reflected in the unaudited pro forma combined statements of operations.

NOTE 4.  PROVISION FOR INCOME TAXES

    The provision for income taxes reflects pro forma adjustments to provide a valuation allowance for certain deferred tax assets.

NOTE 5.  CONFORMING ADJUSTMENTS AND INTERCOMPANY TRANSACTIONS

    There have been no other adjustments required to conform the accounting policies of the combined company, except as described in Note 4. Intercompany transactions between 3Com and Chipcom have been insignificant. Certain Chipcom amounts have been reclassified to conform with the financial statement classification of 3Com.

                        COMPARISON OF STOCKHOLDER RIGHTS

    The following is a summary of certain of the material differences between the rights of holders of 3Com Common Stock and the rights of holders of Chipcom Common Stock. Since 3Com is organized under the laws of the State of California and Chipcom is organized under the laws of the State of Delaware, such differences arise from differences between various provisions of the charter documents of 3Com and Chipcom as well as from the differences between the California General Corporation Law ("CGCL") and the Delaware General Corporation Law ("DGCL").

    CUMULATIVE VOTING. In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A shareholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the shareholders may choose. Without cumulative voting, the holders of a majority of the shares present at an annual meeting or any special meeting held to elect directors would have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of holders of a majority of the shares voting at such meeting.

    Under the CGCL, cumulative voting in the election of directors is a right available to all shareholders of California corporations unless a corporation is "listed" and that corporation's charter documents specifically eliminate voting. 3Com's Bylaws eliminate cumulative voting. Under the DGCL, cumulative voting in the election of directors is not mandatory. Chipcom's Restated Certificate of Incorporation also prohibits cumulative voting.

    SHAREHOLDER POWER TO CALL SPECIAL SHAREHOLDERS MEETING. Under the CGCL, a special meeting of shareholders may be called by the board of directors, the chairman of the board, the president, the holders of shares entitled to cast not less than 10% of the votes at such meeting and such persons authorized to do so in the articles of incorporation or bylaws.

    Under the DGCL, a special meeting of stockholders may be called by the board of directors or any other person authorized to do so in the corporation's certificate of incorporation or bylaws. Chipcom's Bylaws provide that special meetings of stockholders may be called only by the Board of Directors, the president or by a resolution adopted by the affirmative vote of a majority of the Chipcom Board or by the holders of shares entitled to cast not less than 10% of the votes at the meeting.

    DISSOLUTION.   Under the CGCL, shareholders holding 50% or more of the total voting power may authorize a corporation's voluntary dissolution, and this right may not be modified by its articles of incorporation.

    Under the DGCL, a dissolution must be approved by stockholders holding 100% of the total voting power or the dissolution must be initiated by the board of directors and approved by the holders of a majority of the outstanding voting shares of the corporation.

    SIZE OF BOARD OF DIRECTORS. Under the CGCL, although changes in the number of directors must be in general approved by the shareholders, the board of directors of a California corporation may fix the number of directors within a stated range set forth in the corporation's articles of incorporation or bylaws, if the stated range has been approved by the shareholders. 3Com's Bylaws fix the authorized number of directors at a range from seven to eleven, with the number currently set at eight, with changes in the authorized number of directors permitted by either the Board of Directors or the shareholders. In addition, 3Com's Bylaws require that the Board include not less than two "independent directors" who are not officers or employees of 3Com.

    The DGCL permits the board of directors of a Delaware corporation to change the authorized number of directors by amendment to the corporation's bylaws or in the manner provided in the bylaws unless the number of directors is fixed in the corporation's certificate of incorporation, in which case a change in the number of directors may be made only by amendment to the certificate of incorporation. Chipcom's Bylaws provide that the number of directors of Chipcom will not be less than three nor more than nine, with the exact number fixed from time to time by a majority of the directors of Chipcom in office, even if less than a quorum.

    CLASSIFIED BOARD OF DIRECTORS. A classified board is one in which a certain number, but not all, of the directors are elected on a rotating basis each year. The CGCL permits a classified board only for corporations with shares listed on the New York or American Stock Exchanges or qualified for trading on the Nasdaq National Market. 3Com's Articles of Incorporation and Bylaws provide for two classes of directors elected for staggered two-year terms.

    The DGCL permits, but does not require, a classified board of directors, with staggered terms under which the directors are elected for terms of two or three years. This method of electing directors makes a change in the composition of the board of directors, and a potential change in control of a corporation, a lengthier and more difficult process. Chipcom's Bylaws provide for the Board of Directors being divided into three classes--Class I, Class II and Class III. Under this classification scheme, no one class of directors of Chipcom has more than one director more than any other class of directors. If a fraction is contained in the quotient arrived at by dividing the authorized number of directors by three, then if such fraction is one-third, the extra director will be a member of Class III, unless otherwise provided from time to time by resolution of the Chipcom Board. If such fraction is two-thirds, one of the extra directors will be a member of Class III and one of the extra directors will be a member of Class II, unless otherwise provided for from time to time by resolution of the Board of Directors.

    REMOVAL OF DIRECTORS. Under the CGCL, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote; however, no director may be removed (unless the entire board is removed) if the number of shares voted against the removal would be sufficient to elect the director under cumulative voting.

    Under the DGCL, any director or the entire board of directors of a Delaware corporation with a classified board of directors may only be removed with cause unless the certificate of incorporation provides otherwise. Chipcom's Restated Certificate of Incorporation provides that directors may be removed with cause by a vote of a majority of the outstanding shares entitled to vote at an election of directors, except that the directors elected by the holders of a particular or series of stock may be removed with cause by a vote of the holders of a majority of the outstanding shares of such class or series.

    ACTIONS BY WRITTEN CONSENT OF STOCKHOLDERS. Under the CGCL, unless otherwise provided in the articles of incorporation, any action which may be taken at any annual or special meeting or shareholders, may be taken without a meeting by written consent of shareholders having the requisite number of votes, subject to the requirement that ten days' advance notice of such shareholder approval of certain types of transactions and matters be given where all shareholders' consents are not solicited. 3Com's Articles of Incorporation do not limit the rights of shareholders to act by written consent.

    Under the DGCL, stockholders may execute an action by written consent in lieu of a meeting of stockholders. The DGCL permits a corporation to eliminate such actions by written consent in its certificate of incorporation. Chipcom's Restated Certificate of Incorporation limits the rights of stockholders to act by written consent.

    ADVANCE NOTICE REQUIREMENT FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. 3Com's Bylaws provide that no matter proposed by 3Com shareholders will be considered at an annual meeting or special shareholder meeting unless
(1) it is specified in the notice of meeting, (2) it is brought by or at the direction of the Board of Directors or (3) written notice of such matter is provided to 3Com no later than the date on which shareholder proposals to be included in the 3Com proxy statement must be received under federal securities laws. Neither Chipcom's Restated Certificate of Incorporation nor its Bylaws expressly address advance notice of stockholder proposals.

    VOTING REQUIREMENTS. Unless otherwise specified in a California corporation's articles of incorporation, an amendment to the articles of incorporation requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon. Under the CGCL, the holders of the outstanding shares of a class are entitled to vote as a class if the proposed amendment would (i) increase or decrease the aggregate number of authorized shares of such class, (ii) effect an exchange, reclassification or cancellation of all or part of the shares of such class, other than a stock split, (iii) effect an exchange, or create a right of exchange, of all or part of the shares of another class into the shares of such class, (iv) change the rights, preferences, privileges or restrictions of the shares of such class, (v) create a new class of shares having rights, preferences or privileges prior to the shares of such class, or increase the rights, preferences or privileges or the number of authorized shares having rights, preferences or privileges prior to the shares of such class, (vi) in the case of preferred shares, divide the shares of any class into series having different rights, preferences, privileges or restrictions or authorize the board of directors to do so, and (vii) cancel or otherwise affect dividends on the shares of such class which have accrued but have not been paid.

    Unless otherwise specified in a Delaware corporation's certificate of incorporation, an amendment to the certificate of incorporation requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon. Furthermore, under the DGCL, the holders of the outstanding shares of a class are entitled to vote as a class upon any proposed amendment to the certificate of incorporation, whether or not entitled to vote thereon by the provisions of the corporation's certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to adversely affect them.

    Under both the DGCL and the CGCL, with certain exceptions, any merger, consolidation or sale of all or substantially all of a corporation's assets must be approved by the corporation's board of directors and a majority of the outstanding shares entitled to vote. In addition, the CGCL, but not the DGCL, requires such transactions, among others, to be approved by a majority of the outstanding shares of each class of stock (without regard to limitations on voting rights). Under 3Com's Articles of Incorporation, "business combinations" which do not meet certain conditions set forth in the Articles of Incorporation, such as approval of the transaction by a majority of the "disinterested directors" who are not employees or officers of 3Com, must be approved by the holders of 66 2/3 percent of the voting shares of 3Com.

    Approval of shareholders holding at least 66 2/3 percent of the voting shares of 3Com is required to amend those provisions of the 3Com Articles of Incorporation addressing business combinations and those provisions addressing amendment of the Articles of Incorporation. Under Chipcom's Restated Certificate of Incorporation, the affirmative vote of the holders of 66 2/3 percent of the votes which all the stockholders would be entitled to cast is required to amend certain provisions addressing amendment of Chipcom's Restated Certificate of Incorporation. The effect of such supermajority voting provisions is to make any of these changes more difficult.

    RIGHTS OF DISSENTING STOCKHOLDERS. Generally, shareholders of a California corporation who dissent from a merger or consolidation of the corporation are entitled to dissenters' rights.

    Generally, stockholders of a Delaware corporation who dissent from a merger of consolidation of the corporation for which a stockholders' vote is required are entitled to appraisal rights, requiring the surviving corporation to purchase the dissenting shares at fair value. There are, however, no statutory rights of appraisal with respect to stockholders of a Delaware corporation whose shares of stock are either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders where such stockholders receive only shares of stock of the corporation surviving or resulting from the merger or consolidation (or cash in lieu of fractional interests therein).

    INSPECTION OF STOCKHOLDERS LIST. Both the CGCL and the DGCL allow any stockholder to inspect the stockholders list for a purpose reasonably related to such person's interest as a stockholder. Additionally, the CGCL provides for an absolute right to inspect and copy the corporation's shareholders list by a person or persons holding at least 5% in the aggregate of the corporation's outstanding voting shares, or any shareholder or shareholders holding 1% or more of such shares who have filed a Schedule 14B with the Commission relating to the election of directors. The DGCL does not provide for any such absolute right of inspection.

    DIVIDENDS. The CGCL provides that a corporation may make a distribution to its shareholders if: (i) the retained earnings of the corporation immediately prior to the distribution equals or exceeds the amount of the proposed distribution; (ii) immediately after giving effect to the distribution (a) the sum of the assets of the corporation (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to 1/4 times its liabilities (not including deferred taxes, deferred income and other deferred credits), and (b) the current assets of the corporation would be at least equal to its current liabilities or, if the average of the earnings of the corporation before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the interest expense of the corporation for such fiscal years, at least equal to 1/4 times its current liabilities; and (iii) the corporation making the distribution is not, or as a result of the distribution would not be, likely to be unable to meet its liabilities (except those whose payment is otherwise adequately provided for) as they mature. Neither 3Com's Articles of Incorporation nor its Bylaws contain any presently applicable restrictions on the declaration or payment of dividends.

    Subject to any restrictions contained in a corporation's certificate of incorporation, the DGCL generally provides that a corporation may declare and pay dividends out of surplus (defined as net assets minus stated capital) or, when no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. Dividends may not be paid out of net profits if the capital of the corporation is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Under Chipcom's Restated Certificate of Incorporation dividends may be paid on Chipcom Common Stock as and when determined by the Chipcom Board subject to any preferential dividend rights of any then outstanding preferred stock.

    BYLAWS. Under the CGCL, a corporation's Bylaws may be adopted, amended or repealed either by the board of directors or the shareholders of the corporation. 3Com's Bylaws provide that the Bylaws may be changed either by the vote of the holders of a majority of the outstanding shares entitled to vote or by the board of directors (subject to the shareholders' ability to adopt a Bylaw provision restricting or eliminating the Board's power to adopt, amend or repeal Bylaws); provided, however, that the Board may not amend the Bylaws in order to change a fixed number of directors (except to alter the authorized number of directors within the existing range of a minimum of four and a maximum of seven directors) or to change from a fixed to a variable board of vice versa. A Bylaw adopted by the shareholders may restrict or eliminate the power of the Board to adopt, amend or repeal the Bylaws. 3Com's Bylaws may be amended by holders of a majority of voting shares entitled to vote or by a majority of the directors.

    Under the DGCL, the authority to adopt, amend, or repeal the bylaws of a Delaware corporation is held exclusively by the stockholders unless such authority is conferred upon the board of directors in the corporation's certificate of incorporation. Chipcom's Bylaws may be altered, amended or repealed or new bylaws may be adopted by the affirmative vote of the holders of a majority of the shares of the capital stock of Chipcom issued and outstanding and entitled to vote at any regular meeting of stockholders, or at any special meeting of stockholders, provided that notice of such alteration is given in the notice of such meeting. Notwithstanding the foregoing, altering, amending or repealing bylaws relating to the size of the Board of Directors of Chipcom and amendments adopted by the stockholders of Chipcom may only be accomplished by the affirmative vote of the holders of 66 2/3 percent of the shares of capital stock of Chipcom issued and outstanding and entitled to vote at any regular meeting of stockholders, or at any special meeting of stockholders, provided that notice of such alteration is given in the notice for such meeting.

    PREEMPTIVE RIGHTS. Shareholders of a California corporation have such preemptive rights as may be provided in the corporation's articles of incorporation. 3Com's Articles of Incorporation do not expressly provide for the grant of any preemptive rights to 3Com shareholders.

    Stockholders of a Delaware corporation have only such preemptive rights as may be provided in its certificate of incorporation. Chipcom's Restated Certificate of Incorporation does not grant any preemptive rights to its stockholders.

    TRANSACTIONS INVOLVING OFFICERS OR DIRECTORS. Under the CGCL, any loan or guarantee to or for the benefit of a director or officer of the corporation or its subsidiaries requires approval of the shareholders unless such loan or guarantee is provided for under a plan approved by shareholders owning a majority of the outstanding shares of the corporation. In addition, the CGCL permits shareholders of a corporation with 100 or more shareholders of record to approve a bylaw authorizing the board of directors alone to approve a loan or guarantee to or on behalf of an officer (whether or not a director) if the board determines that such a loan or guarantee may reasonably be expected to benefit the corporation. 3Com's Bylaws allow its Board of Directors to authorize 3Com to make a loan to or guarantee the obligation of any officer of the corporation without obtaining shareholder approval, provided that the Board determines such action may reasonably be expected to benefit the corporation and the number of shareholders of record on the date of approval is at least 100.

    The CGCL also states that contracts or transactions between a corporation and (i) any of its directors or (ii) a second corporation of which a director is also a director are not void or voidable if the material facts as to the transaction and as to the directors' interest are fully disclosed and the disinterested directors or a majority of the disinterested shareholders represented and voting at a duly held meeting approve or ratify the transaction in good faith, or the person asserting the validity of the contract or transaction sustains the burden of proving that the contract or transaction was just and reasonable as to the corporation at the time it was authorized, approved or ratified.

    A Delaware corporation may lend money to, or guarantee any obligation incurred by, its officers or directors if, in the judgment of the board of directors, such loan or guarantee may reasonably be expected to benefit the corporation. With respect to any other contract or transaction between the corporation and one or more of its directors of officers, such transactions are neither void nor voidable if either (i) the director's or officer's interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith, or (ii) the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof, or the stockholders.

    FILLING VACANCIES ON THE BOARD OF DIRECTORS. Under the CGCL, any vacancy on the board of directors other than one created by removal of a director may be filled by the board of directors. If the number of directors is less than a quorum, a vacancy may be filled by the unanimous written consent of the directors then in office, by the affirmative vote of a majority of the directors at a meeting held pursuant to notice or waivers of notice or by a sole remaining director. A vacancy created by removal of a director may be filled by the board of directors only if so authorized by a corporation's articles of incorporation or by a bylaw approved by the corporation's shareholders. 3Com's Bylaws do not authorize its Board to fill such a vacancy.

    Under the DGCL, vacancies on the board of directors and newly created directorships may be filed by a majority of the directors then in office (even through less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation (Chipcom's Restated Certificate of Incorporation and Bylaws do not provide otherwise) or (ii) the certificate of incorporation directs that a particular class is to elect such director, in which case any other directors elected by such class, or a sole remaining director, shall fill such vacancy.

    LIMITATIONS OF LIABILITY OF DIRECTORS. Under the CGCL, (i) a corporation has the power to indemnify a director against expenses, judgments, fines and settlements if that person acts in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful, and (ii) a corporation has the power to indemnify, with certain exceptions, any person who is a party to any action by or in the right of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders. The indemnification authorized by the CGCL is not exclusive, and a corporation may grant its directors, officers, employees or other agents certain additional rights to indemnification. 3Com's Articles of Incorporation provide that 3Com shall indemnify any person to the full extent permitted by the California Corporation Code in connection with claims arising by reason of that person acting as a director, officer or agent of 3Com. The Board of Directors of 3Com shall determine whether such person has met the applicable standard of conduct to establish indemnification under the standards set by the California Corporations Code. If the Board of Directors find that the person has not met this standard, the issue will be brought to a shareholder vote.

    Under the DGCL, a corporation may include in its certificate of incorporation a provision which would, subject to the limitations described below, eliminate or limit directors' liability for monetary damage for breaches of their fiduciary duty of care. Under the DGCL, a director's liability cannot be eliminated or limited (i) for breaches of duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions, or (iv) for transactions from which such director derived an improper personal benefit. Chipcom's Restated Certificate of Incorporation provides that Chipcom will indemnify any person in connection with any threatened, pending or completed action, suit or proceeding by reason of the fact that person is or was or has agreed to become a director or officer of Chipcom, or is or was serving, or has agreed to serve, at the request of Chipcom as a director, officer or trustee of Chipcom or in a similar capacity.

    BUSINESS COMBINATIONS/REORGANIZATIONS. The CGCL provides that, except where the fairness of the terms and conditions of the transaction has been approved by the California Commissioner of Corporations and except in a "short-form" merger (the merger of a parent corporation with a subsidiary in which the parent owns at least 90% of the outstanding shares of each class of the subsidiary's stock), if the surviving corporation or its parent corporation owns, directly or indirectly, shares of the target corporation representing more than 50% of the voting power of the target corporation prior to the merger, the nonredeemable common stock of a target corporation may be converted only into nonredeemable common stock of the surviving corporation or its parent corporation, unless all of the shareholders of the class consent. The effect of this provision is to prohibit a cash-out merger of minority shareholders, except where the majority shareholder already owns 90% or more of the voting power of the target corporation and could, therefore, effect a short-form merger to accomplish such a cash-out of minority shareholders.

    In addition, the CGCL requires that, in connection with certain transactions between a corporation whose shares are held of record by 100 or more persons and an "interested party," such interested party must deliver a written opinion as to the fairness of the consideration to the shareholders of the corporation. An "interested party" for purposes of this CGCL provision means a person who is a party to the transaction and (i) directly or indirectly controls the corporation, (ii) is an officer or director of the corporation, or (iii) is an entity in which a material financial interest is held by any director or executive officer of the corporation.

    A provision of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder." For purposes of this DGCL provision an "interested stockholder" is a stockholder that is directly or indirectly a beneficial owner of 15% or more of the voting power of the outstanding voting stock of a Delaware corporation (or its affiliate or associate). This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination is approved by the corporation's board of directors prior to the stock acquisition date; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which he became an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of disinterested stockholders.

    SHAREHOLDER DERIVATIVE SUITS. The CGCL provides that a shareholder bringing a derivative action on behalf of the corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met. Under the DGCL, a stockholder may only bring a derivative action on behalf of the corporation if the stockholder was a stockholder of the corporation at the time of the transaction in question or his or her stock thereafter devolved upon him or her by operation of law. The CGCL also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. Delaware does not have a similar bonding requirement.

    SHAREHOLDER RIGHTS PLAN. The Board of Directors of 3Com adopted a Shareholder Rights Plan in September 1989, as amended in December 1994, which provides for distribution of rights to holders of outstanding shares of 3Com Common Stock. The Board of Directors of Chipcom adopted a Stockholder Rights Plan in August 1995, which provides for distribution of rights to holders of outstanding shares of Chipcom Common Stock. See "Description of 3Com Capital Stock -- Rights Plan" and "Information Concerning Chipcom -- Chipcom Stockholder Rights Plan."
                            ------------------------

    The foregoing summary does not purport to be a complete statement of the rights of holders of 3Com Common Stock and Chipcom Common Stock and is qualified in its entirety by reference to the CGCL and the DGCL and the respective charter documents of 3Com and Chipcom.

                       DESCRIPTION OF 3COM CAPITAL STOCK

    The authorized capital stock of 3Com consists of 400,000,000 shares of Common Stock, no par value, and 3,000,000 shares of Preferred Stock, no par value.

COMMON STOCK

    As of July 31, 1995, there were approximately 145,346,442 shares of 3Com Common Stock outstanding held of record by approximately 1,500 shareholders.

    Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of 3Com Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. 3Com has not paid any cash dividends on its Common Stock. Each holder of 3Com Common Stock is entitled to one vote for each share held of record by him or her and may not cumulate votes for the election of directors. In the event of a liquidation, dissolution or winding up of 3Com, holders of 3Com Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of 3Com Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of 3Com Common Stock are fully paid and non-assessable.

    The  transfer agent  for 3Com  Common Stock  is The  First National  Bank of
Boston.

CERTAIN CHARTER PROVISIONS

    3Com's Articles of Incorporation and Bylaws contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of 3Com. These include the following: (i) a provision classifying the Board of Directors into two classes; (ii) a provision permitting the Board of Directors to consider factors other than price per share when evaluating a merger or consolidation or certain other types of proposed business combination; and (iii) a provision providing that a vote of

66 2/3% of all of the outstanding shares of 3Com, and the holders of at least a majority of the outstanding voting shares other than shares held by interested shareholders, is required to approve certain business combinations.

PREFERRED STOCK

    As of July 31, 1995, there were no shares of 3Com Preferred Stock outstanding. The 3Com Preferred Stock may be issued from time to time in one or more series. 3Com's Board of Directors has authority to fix the designation, preferences, and rights of each such series and the qualifications, limitations and restrictions thereon and to increase or decrease the number of shares of such series (but not below the number of shares of such series then outstanding), without any further vote or action by the shareholders.

3COM SHAREHOLDER RIGHTS PLAN

    In September 1989, the Board of Directors of 3Com declared a dividend distribution of one Common Stock Purchase Right (each a "Right" and collectively the "Rights") for each outstanding share of 3Com Common Stock. The distribution was paid as of September 20, 1989, to shareholders of record on that date and subsequently to holders of shares issued after that date. On December 13, 1994, the Board of Directors of 3Com approved the amendment and restatement of the agreement specifying the terms of the Rights. Each Right entitles the registered holder to purchase from 3Com one share of 3Com Common Stock at a purchase price of $125 per full share (the "Purchase Price").

    The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement dated as of December 21, 1994 (the "Rights Agreement") between 3Com and The First National Bank of Boston, as the Rights Agent, a copy of which is attached to 3Com's Quarterly Report on Form 10-Q filed with the Commission on January 13, 1995. The Rights will expire December 13, 2004, unless earlier redeemed or exchanged, and will become exercisable and transferable separately from the 3Com Common Stock only (i) on the earlier of (A) the acquisition of, or the public announcement of the intent of any person or group to acquire, without the approval of the Board of Directors of 3Com, beneficial ownership of 20% or more of the outstanding 3Com Common Stock ("Acquiring Person"), or (B) the 10th day (unless extended by the Board prior to the time a person becomes an Acquiring Person) following the commencement, or announcement of an intention to commence by any person or group of persons, a tender offer which would result in the offeror owning 20% or more of the outstanding 3Com Common Stock (the earlier of such dates being referred to as the "First Distribution Date") or (ii) with respect to any shares of 3Com Common Stock issuable upon conversion of certain convertible notes of the Company after the First Distribution Date, on the day immediately following the date on which such notes are converted into shares of Common Stock (such date and the First Distribution Date are collectively referred to as the Distribution Date).

    If 3Com or more than 50% of its assets is acquired in a merger or other business combination after the Distribution Date, each holder of a Right shall thereafter have the right to purchase, upon payment of the Purchase Price, such number of shares of common stock of the acquiring company having a current market value equal to twice the Purchase Price. If any person or group acquires 20% or more of 3Com's Common Stock, or if such 20% shareholder engages in certain self-dealing transactions (as specified in the Rights Agreement) with 3Com, each holder of Rights other than such 20% shareholder will have the right to purchase upon payment of the then current Purchase Price, in lieu of one share of Common Stock per outstanding Right, such number of shares of Common Stock having a market value at the time of the transaction equal to twice the Purchase Price. After any of these events, 3Com may also exchange all or any portion of the outstanding Rights, other than Rights held by such 20% shareholder, for shares of 3Com Common Stock at an exchange ratio of one share of Common Stock per Right, subject to the provisions of the Rights Agreement. The Board of Directors may redeem the Rights for $.01 per Right at any time prior to the day a person or group becomes a 20% shareholder and in certain other instances. Additionally, the exercise price and the value of stock that may be acquired for that price are subject to adjustment from time to time to prevent dilution.

    The Rights are designed to protect and maximize the value of the outstanding equity interests in 3Com in the event of an unsolicited attempt by an acquiror to take over 3Com in a manner or on terms not approved by the Board of Directors. The Rights may have the effect of rendering more difficult or discouraging an acquisition of 3Com deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire 3Com on terms or in a manner not approved by 3Com's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

                                 LEGAL MATTERS

    The validity of the shares of 3Com Common Stock to be issued in connection with the Merger will be passed upon for 3Com by Gray Cary Ware & Freidenrich, Palo Alto, California.

                                    EXPERTS

    The supplemental consolidated financial statements of 3Com as of May 31, 1995 and 1994 and for each of the three years in the period ended May 31, 1995 included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, dated June 28, 1995 (August 25, 1995 as to the first paragraph of Note 9) (which includes an emphasis paragraph relating to the restatement of the supplemental consolidated financial statements for a pooling of interests subsequent to the date of the historical financial statements), which is included herein, except for the premerger financial statements of Primary Access as of October 3, 1993, and for the 53 weeks ended October 3, 1993 and the 52 weeks ended September 27, 1992 which have been audited by KPMG Peat Marwick LLP, as stated in their report included herein (which financial statements are included in the fiscal 1994 and 1993 supplemental consolidated financial statements of 3Com) and have been so included in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

    The consolidated financial statements of Chipcom as of December 31, 1994 and December 25, 1993 and for each of the three years in the period ended December 31, 1994 incorporated by reference in this Proxy Statement/Prospectus have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    It is expected that representatives of Price Waterhouse LLP, Chipcom's independent accountants will be present at the Chipcom Special Meeting to respond to appropriate questions of stockholders and to make a statement if they desire.

                                3COM CORPORATION
            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Supplemental Consolidated Financial Statements:

  Independent Auditors' Report -- Deloitte & Touche LLP....................................................        F-2

  Independent Auditors' Report -- KPMG Peat Marwick LLP....................................................        F-3

  Supplemental Consolidated Statements of Operations for the fiscal years ended May 31, 1995, 1994 and
   1993....................................................................................................        F-4

  Supplemental Consolidated Balance Sheets at May 31, 1995 and 1994........................................        F-5

  Supplemental Consolidated Statements of Shareholders' Equity for the fiscal years ended May 31, 1995,
   1994 and 1993...........................................................................................        F-6

  Supplemental Consolidated Statements of Cash Flows for the fiscal years ended May 31, 1995, 1994 and
   1993....................................................................................................        F-7

  Notes to Supplemental Consolidated Financial Statements..................................................        F-9

Supplemental Quarterly Results of Operations (unaudited)...................................................       F-21

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of 3Com Corporation:

    We have audited the accompanying supplemental consolidated balance sheets of 3Com Corporation and its subsidiaries as of May 31, 1995 and 1994, and the related supplemental consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period, ended May 31, 1995. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits. We did not audit the balance sheet of Primary Access Corporation as of October 3, 1993, or the related statements of operations, stockholders' equity (deficit), and cash flows of Primary Access Corporation for the fifty-three weeks ended October 3, 1993 and the fifty-two weeks ended September 27, 1992, which statements are combined with 3Com Corporation's statements as of May 31, 1994 and for the years ended May 31, 1994 and 1993, and reflect total assets of $12,897,000, total revenues of $24,052,000 and $13,798,000, respectively, and net income of $4,478,000 and $1,116,000, respectively. Those statements were audited by other auditors whose report, dated November 5, 1993, on those statements has been furnished to us, and our opinion, insofar as it relates to the amounts included for Primary Access Corporation, is based solely on the report of such other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

    The supplemental consolidated financial statements give retroactive effect to the merger of 3Com Corporation and Primary Access Corporation on June 9, 1995, which has been accounted for as a pooling of interests as described in Notes 1 and 3 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation, however, they will become the historical consolidated financial statements of 3Com Corporation and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

    In our opinion, based on our audits and the report of the other auditors, the accompanying supplemental consolidated financial statements present fairly, in all material respects, the financial position of 3Com Corporation and its subsidiaries at May 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1995 in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

/s/ DELOITTE & TOUCHE LLP
- ------------------------------
DELOITTE & TOUCHE LLP

San Jose, California
June 28, 1995
(August 25, 1995 as to the first paragraph of Note 9)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Primary Access Corporation:

    We have audited the balance sheet of Primary Access Corporation (the Company) as of October 3, 1993, and the related statements of operations, stockholders' equity (deficit), and cash flows for the fifty-three weeks ended October 3, 1993 and the fifty-two weeks ended September 27, 1992 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primary Access Corporation as of October 3, 1993, and the related statements of operations, stockholders' equity (deficit), and cash flows for the fifty-three weeks ended October 3, 1993 and the fifty-two weeks ended September 27, 1992, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

San Diego, California
November 5, 1993

                                3COM CORPORATION
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  FISCAL YEAR ENDED MAY 31,
                                                                           ---------------------------------------
                                                                               1995          1994         1993
                                                                           -------------  -----------  -----------
Sales....................................................................  $   1,325,693  $   851,047  $   630,966
Costs and Expenses:
  Cost of sales..........................................................        615,253      415,980      326,985
  Sales and marketing....................................................        259,458      175,972      139,066
  Research and development...............................................        133,687       79,327       66,995
  General and administrative.............................................         54,982       41,865       36,391
  Purchased in-process technology........................................         60,796      134,481           --
  Non-recurring items....................................................          5,000           --        1,316
                                                                           -------------  -----------  -----------
    Total................................................................      1,129,176      847,625      570,753
                                                                           -------------  -----------  -----------
Operating income.........................................................        196,517        3,422       60,213
Gain on sale of investment...............................................             --       17,746           --
Other income -- net......................................................          3,359        3,313        1,200
                                                                           -------------  -----------  -----------
Income before income taxes...............................................        199,876       24,481       61,413
Income tax provision.....................................................         73,877       48,697       21,736
                                                                           -------------  -----------  -----------
Net income (loss)........................................................  $     125,999  $   (24,216) $    39,677
                                                                           -------------  -----------  -----------
                                                                           -------------  -----------  -----------
Net income (loss) per common and equivalent share:
  Primary................................................................  $        0.83  $     (0.19) $      0.30
  Fully-diluted..........................................................  $        0.83  $     (0.19) $      0.30
Common and equivalent shares used in computing per share amount:
  Primary................................................................        151,062      129,620      130,784
  Fully-diluted..........................................................        152,698      129,620      132,872

          See notes to supplemental consolidated financial statements.

                                3COM CORPORATION
                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                                  MAY 31,
                                                                                          ------------------------
                                                                                             1995         1994
                                                                                          -----------  -----------
ASSETS
Current Assets:
  Cash and cash equivalents.............................................................  $   149,210  $    69,768
  Temporary cash investments............................................................      184,338       63,413
  Trade receivables, less allowance for doubtful accounts ($16,221 in 1995 and $10,493
   in 1994).............................................................................      199,939      124,843
  Inventories...........................................................................      124,058       73,358
  Deferred income taxes.................................................................       43,922       31,236
  Other.................................................................................       21,868       10,277
                                                                                          -----------  -----------
    Total current assets................................................................      723,335      372,895
Property and equipment--net.............................................................      110,449       68,063
Other assets............................................................................       24,022       16,282
                                                                                          -----------  -----------
Total...................................................................................  $   857,806  $   457,240
                                                                                          -----------  -----------
                                                                                          -----------  -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable......................................................................  $    92,750  $    53,155
  Accrued and other liabilities.........................................................      126,124       93,747
  Income taxes payable..................................................................       52,853       19,090
  Current portion of long-term obligations..............................................          197          590
                                                                                          -----------  -----------
    Total current liabilities...........................................................      271,924      166,582
Long-term debt..........................................................................      110,000           --
Other long-term obligations.............................................................        1,094        1,229
Shareholders' Equity:
  Preferred stock, no par value, 3,000,000 shares authorized; none outstanding..........           --           --
  Common stock, no par value, 400,000,000 shares authorized; shares outstanding:
   1995--143,064,572; 1994--134,404,538.................................................      311,075      231,985
  Unamortized restricted stock grants...................................................       (2,037)        (202)
  Retained earnings.....................................................................      165,735       57,951
  Unrealized gain on available-for-sale securities......................................          184           --
  Accumulated translation adjustments...................................................         (169)        (305)
                                                                                          -----------  -----------
    Total shareholders' equity..........................................................      474,788      289,429
                                                                                          -----------  -----------
Total...................................................................................  $   857,806  $   457,240
                                                                                          -----------  -----------
                                                                                          -----------  -----------

          See notes to supplemental consolidated financial statements.

                                3COM CORPORATION
          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                             UNAMORTIZED
                                                             RESTRICTED
                                          COMMON STOCK      STOCK GRANTS               UNREALIZED GAIN    ACCUMULATED
                                      --------------------    AND NOTES    RETAINED   ON AVAILABLE-FOR-   TRANSLATION
                                       SHARES     AMOUNT     RECEIVABLES   EARNINGS    SALE SECURITIES    ADJUSTMENTS     TOTAL
                                      ---------  ---------  -------------  ---------  -----------------  -------------  ---------
BALANCES, JUNE 1, 1992, AS
 PREVIOUSLY REPORTED................    117,352  $ 129,063    $    (120)   $  71,354      $      --        $   2,128    $ 202,425
Restatement for pooling of
 interests-Primary Access...........      2,184      8,807          (10)      (8,969)                             --         (172)
                                      ---------  ---------  -------------  ---------        -------      -------------  ---------
AS RESTATED.........................    119,536    137,870         (130)      62,385             --            2,128      202,253
Stock issued........................     11,738     22,904                                                                 22,904
Stock warrants buyback..............                (1,300)                                                                (1,300)
Repurchase of common stock..........     (3,544)    (4,300)                   (5,340)                                      (9,640)
Tax benefit from employee stock
 transactions.......................                11,955                                                                 11,955
Cancellation of restricted stock
 grants.............................        (40)      (131)         120                                                       (11)
Pro forma tax provision of pooled
 entity.............................                                           1,604                                        1,604
Equity distributions of a pooled
 entity.............................                                          (5,179)                                      (5,179)
Adjustment to conform fiscal year of
 a pooled entity-Star Tek...........                                           2,163                                        2,163
Accumulated translation
 adjustments........................                                                                          (1,986)      (1,986)
Repayment of notes receivable.......                                  5                                                         5
Net income..........................                                          39,677                                       39,677
                                      ---------  ---------  -------------  ---------        -------      -------------  ---------
BALANCES, MAY 31, 1993..............    127,690    166,998           (5)      95,310             --              142      262,445
Stock issued........................      9,515     22,925         (255)                                                   22,670
Repurchase of common stock..........     (2,800)    (3,501)                  (13,143)                                     (16,644)
Tax benefit from employee stock
 transactions.......................                24,474                                                                 24,474
Amortization of restricted stock
 grants.............................                                 53                                                        53
Stock options assumed in connection
 with acquisitions..................                21,089                                                                 21,089
Accumulated translation
 adjustments........................                                                                            (447)        (447)
Repayment of note receivable........                                  5                                                         5
Net loss............................                                         (24,216)                                     (24,216)
                                      ---------  ---------  -------------  ---------        -------      -------------  ---------
BALANCES, MAY 31, 1994..............    134,405    231,985         (202)      57,951             --             (305)     289,429
Stock issued........................      7,530     33,963       (2,128)                                                   31,835
Repurchase of common stock..........     (1,570)    (2,674)                  (16,916)                                     (19,590)
Tax benefit from employee stock
 transactions.......................                40,306                                                                 40,306
Amortization of restricted stock
 grants.............................                                293                                                       293
Stock options assumed in connection
 with acquisitions..................                 6,508                                                                  6,508
Adjustment to conform pooled entity-
 Sonix..............................      2,416        844                    (2,079)                            (69)      (1,304)
Adjustment to conform fiscal year of
 pooled entity-Primary Access.......        284        143                       780                                          923
Unrealized gain on
 available-for-sale securities......                                                            184                           184
Accumulated translation
 adjustments........................                                                                             205          205
Net income..........................                                         125,999                                      125,999
                                      ---------  ---------  -------------  ---------        -------      -------------  ---------
BALANCES, MAY 31, 1995..............    143,065  $ 311,075    $  (2,037)   $ 165,735      $     184        $    (169)   $ 474,788
                                      ---------  ---------  -------------  ---------        -------      -------------  ---------
                                      ---------  ---------  -------------  ---------        -------      -------------  ---------

          See notes to supplemental consolidated financial statements.

                                3COM CORPORATION
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                               FISCAL YEAR ENDED MAY 31,
                                                                                           ----------------------------------
                                                                                              1995         1994       1993
                                                                                           -----------  ----------  ---------
Cash flows from operations:
  Net income (loss)......................................................................  $   125,999  $  (24,216) $  39,677
  Adjustments to reconcile net income (loss) to cash
   provided by operations:
    Depreciation and amortization........................................................       47,482      30,922     25,361
    Gain on sale of investment...........................................................           --     (17,746)        --
    Deferred income taxes................................................................      (24,175)     (9,865)    (3,523)
    Purchased in-process technology......................................................       60,796     134,481         --
    Adjustment to conform fiscal year of pooled entity...................................        3,013          --      2,163
    Pro forma provision for income taxes.................................................           --          --      1,604
    Non-cash restructuring costs.........................................................       (1,100)         --     (3,346)
    Changes in assets and liabilities net of effects of acquisitions:
      Trade receivables..................................................................      (73,067)    (33,779)   (22,904)
      Inventories........................................................................      (50,190)      1,019    (20,055)
      Other current assets...............................................................      (11,045)      6,160     (3,889)
      Accounts payable...................................................................       37,556       9,556     11,573
      Accrued and other liabilities......................................................       39,747      (1,185)     6,902
      Income taxes payable...............................................................       73,821      34,927     17,618
                                                                                           -----------  ----------  ---------
Net cash provided by operations..........................................................      228,837     130,274     51,181
                                                                                           -----------  ----------  ---------
Cash flows from investment activities:
  Proceeds from sale of investment.......................................................           --      18,066         --
  Purchase of property and equipment.....................................................      (77,817)    (36,938)   (22,534)
  Purchase of temporary cash investments.................................................     (183,232)    (76,841)   (72,962)
  Proceeds from temporary cash investments...............................................       60,585      90,612     40,496
  Acquisition of businesses and related purchase-price adjustment........................      (65,832)    (98,128)     2,946
  Other -- net...........................................................................        4,007      (3,020)       907
                                                                                           -----------  ----------  ---------
Net cash used for investment activities..................................................     (262,289)   (106,249)   (51,147)
                                                                                           -----------  ----------  ---------
Cash flows from financing activities:
  Sale of stock..........................................................................       28,155      22,670     22,397
  Repurchase of common stock.............................................................      (19,590)    (16,644)    (9,640)
  Repurchase of stock warrants...........................................................           --          --     (1,300)
  Net proceeds from issuance of convertible debt.........................................      107,330          --         --
  Notes payable..........................................................................           --          --      3,326
  Repayments of notes payable and capital lease obligations..............................       (3,206)     (2,287)      (750)
  Equity distributions of pooled entity..................................................           --          --     (5,179)
  Other -- net...........................................................................          205        (448)    (1,867)
                                                                                           -----------  ----------  ---------
Net cash provided by financing activities................................................      112,894       3,291      6,987
                                                                                           -----------  ----------  ---------
Increase in cash and cash equivalents....................................................       79,442      27,316      7,021
                                                                                           -----------  ----------  ---------
Cash and cash equivalents at beginning of year...........................................       69,768      42,452     35,431
                                                                                           -----------  ----------  ---------
Cash and cash equivalents at end of year.................................................  $   149,210  $   69,768  $  42,452
                                                                                           -----------  ----------  ---------
                                                                                           -----------  ----------  ---------

                                3COM CORPORATION
         SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

                                                                                               FISCAL YEAR ENDED MAY 31,
                                                                                           ----------------------------------
                                                                                              1995         1994       1993
                                                                                           -----------  ----------  ---------
Other cash flow information:
  Interest paid..........................................................................  $     5,526  $      165  $     418
  Income taxes paid......................................................................       25,039      22,169      5,910
  Non-cash investing and financing activities:
    Tax benefit on stock option transactions.............................................       40,306      24,474     11,955
    Stock issued and options assumed in business acquisitions............................       10,118      21,089         --

    In connection with the purchase acquisitions in fiscal 1995 (see Note 3), the Company paid cash, net of cash acquired, of $51.6 million, and recorded non-cash value of stock issued and options assumed of $3.7 million and $6.5 million, respectively. The fair value of assets acquired, excluding the $60.8 million purchased in-process technology charged to operations, was $4.3 million, and liabilities of $2.6 million were assumed. In connection with the acquisition of Centrum in fiscal 1994 (see Note 3), the Company made a final payment in cash of $14.3 million in fiscal 1995.

    In connection with the acquisitions in fiscal 1994 (see Note 3), the Company paid cash, net of cash acquired, of $98.1 million plus $14.3 million payable in August 1994, and recorded non-cash value of options assumed of $21.1 million. The fair value of assets acquired, excluding the $132.1 million purchased in-process technology charged to operations, was $35.6 million, and liabilities of $11.3 million were assumed.

          See notes to supplemental consolidated financial statements.

                                3COM CORPORATION
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    DESCRIPTION OF BUSINESS

    Founded in 1979, 3Com Corporation pioneered the data networking industry and is committed to providing customers global access to information. Today, 3Com offers a broad range of ISO 9000-compliant global data networking connectivity solutions which include routers, hubs, remote access servers, switches, adapters and network management for Ethernet, Token Ring, FDDI, ATM and other high-speed data networks. Headquartered in Santa Clara, California, 3Com has worldwide research and development, manufacturing, marketing, sales and support capabilities.

    BASIS OF PRESENTATION

    The supplemental consolidated financial statements of 3Com Corporation and subsidiaries (the Company) have been prepared to give retroactive effect to the merger with Primary Access Corporation on June 9, 1995. Generally accepted
accounting   principles  proscribe  giving  effect  to  a  consummated  business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES
    PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of 3Com Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

    CASH EQUIVALENTS are highly liquid debt investments acquired with a maturity of three months or less.

    TEMPORARY CASH INVESTMENTS consist of short-term investments acquired with maturities exceeding three months. Effective June 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires the Company to classify debt and equity securities with readily determinable fair values as "held-to-maturity," "available-for-sale" or "trading". Adoption of SFAS 115 did not have a significant effect on the Company's financial position or results of operations. While the Company's intent is to hold debt securities to maturity, the Company has classified all securities held as available-for-sale securities as the sale of such securities may be required prior to maturity to implement management strategies. Such securities are reported at fair value with unrealized gains or losses excluded from earnings and reported as a separate component of shareholders' equity, net of applicable taxes. Prior to the adoption of SFAS 115, all investment securities were carried at amortized cost.

    CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. The Company invests in instruments with an investment credit rating of AA and better. The Company also places its investments for safekeeping with high-credit-quality financial institutions. Credit risk with respect to trade receivables is generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and geographies. The Company often sells its products through third-party distributors, and, as a result, may maintain individually significant receivable balances with major distributors. The Company believes that its credit evaluation, approval and monitoring processes substantially mitigate potential credit risks.

                                3COM CORPORATION
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In fiscal 1995, the Company had one customer which accounted for approximately 11 percent of total sales. The Company did not have any customers which individually accounted for more than 10 percent of total sales in fiscal 1994 and 1993, respectively.

    INVENTORIES are stated at the lower of standard cost (which approximates first-in, first-out cost) or market.

    PROPERTY AND EQUIPMENT is stated at cost. Equipment under capital leases is stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease.

    PURCHASED TECHNOLOGY is included in other assets and is amortized over 2-4 years.

    DEPRECIATION AND AMORTIZATION are computed over the shorter of the estimated useful lives, lease terms, or terms of license agreements of the respective assets, on a straight-line basis -- generally 2-7 years, except for buildings which are at 25 years.

    REVENUE RECOGNITION. The Company recognizes revenue and accrues related product return reserves, warranty and royalty expenses upon shipment. At the time of sale, no material vendor or post-contract support obligations remain outstanding, except as provided by separate service agreement, and collection of the resulting receivable is probable. Service and subscription revenue is recognized over the contract term. The Company extends limited product return and price protection rights to certain distributors and resellers. Such rights are generally limited to a certain percentage of sales over a three-month period. Historically, actual amounts recorded for product returns and price protection have not varied significantly from estimated amounts. The Company warrants products for periods which range from 90 days to life depending upon the product.

    FOREIGN CURRENCY TRANSLATIONS. For foreign operations with the local currency as the functional currency, assets and liabilities are translated at year-end exchange rates, and statements of operations are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency translation are accumulated as a separate component of shareholders' equity.

    For foreign operations with the U.S. dollar as the functional currency, assets and liabilities are translated at the year-end exchange rates except for inventories, prepaid expenses, and property and equipment, which are translated at historical exchange rates. Statements of operations are translated at the average exchange rates during the year except for those expenses related to balance sheet amounts that are translated using historical exchange rates. Gains or losses resulting from foreign currency translation are included in other income -- net in the statements of operations and were not significant for any of the years presented.

    NET INCOME (LOSS) PER COMMON AND EQUIVALENT SHARE is computed using the weighted average number of common and common equivalent shares outstanding and the dilutive effects of stock options, using the treasury stock method. The effect of the assumed conversion of the 10.25% convertible subordinated notes was antidilutive for the periods presented. All applicable share and per share data in these financial statements have been restated to give effect to the stock splits (see Note 9).

    RECLASSIFICATIONS.   Certain  prior year  amounts have  been reclassified to
conform to the current year presentation.

NOTE 3: BUSINESS COMBINATIONS

    FOR THE YEAR ENDED MAY 31, 1995. On October 18, 1994, the Company acquired substantially all the assets and assumed substantially all the liabilities of NiceCom, Ltd. (NiceCom), and assumed all outstanding NiceCom stock options. The purchase price consisted of approximately $53.2 million which was paid using funds from the Company's working capital and the issuance of approximately

                                3COM CORPORATION
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3: BUSINESS COMBINATIONS (CONTINUED)
186,000 shares of common stock of the Company, with an aggregate value of $3.7 million. In addition, the Company assumed stock options with an associated value of $5.7 million. NiceCom is engaged in the development of asynchronous transfer mode (ATM) switches and an Ethernet-to-ATM solution to provide a migration path from existing Ethernet LANs to ATM networking.

    On October 14, 1994, the Company acquired all of the outstanding shares and assumed all outstanding stock options of a company engaged in the development of network adapter technology. The purchase price consisted of approximately $2.3 million in cash plus the assumption of stock options with an associated value of approximately $400,000. The purchase price was paid using funds from the Company's working capital.

    The acquisitions were accounted for as purchases and, accordingly, the acquired assets and liabilities were recorded at their estimated fair market values at the dates of acquisitions. The aggregate purchase price of $61.6 million, plus $2.0 million of costs directly attributable to the completion of the acquisitions, has been allocated to the assets and liabilities acquired. Approximately $60.8 million of the total purchase price represented the value of in-process technology that had not yet reached technological feasibility and had no alternative future use and was charged to the Company's operations in the second quarter of fiscal 1995.

    On February 28, 1995, the Company acquired AccessWorks Communications, a company involved in developing, manufacturing and marketing Integrated Services Digital Network (ISDN) transmission products. The acquisition was accounted for as a purchase. The purchase price and costs directly attributable to the completion of the acquisition were not significant.

    The Company's consolidated results of operations include the operating results of the acquired companies from their acquisition dates. Pro forma results of operations of 3Com and the aforementioned acquired companies for the periods prior to the acquisitions are not presented as the amounts would not significantly differ from the Company's historical results.

    On May 1, 1995, the Company acquired Sonix Communications Limited (Sonix) by issuing approximately 2.4 million shares of common stock for all of the outstanding stock of Sonix. Sonix develops, manufactures and markets a range of networking connectivity solutions using ISDN technology. The acquisition was accounted for as a pooling of interests. All financial data of the Company for fiscal 1995 has been restated to include the operating results of Sonix. As the historical operations of Sonix were not significant to any year presented, the Company's financial statements for prior years have not been restated and the financial effect of the prior year's results of operations of Sonix have been accounted for as a $2.1 million charge against retained earnings in fiscal 1995.

    SUBSEQUENT  EVENT.   On June  9, 1995,  the Company  acquired Primary Access
Corporation (Primary Access) by issuing approximately 4.6 million shares of common stock for all of the outstanding stock of Primary Access. The Company also assumed and exchanged all options and warrants to purchase Primary Access stock for options and warrants to purchase approximately 1.0 million shares of the Company's common stock. Primary Access develops, manufactures and markets integrated network access systems. The acquisition was accounted for as a pooling of interests. All financial data of the Company for the periods prior to the acquisition were restated to include the historical financial data of Primary Access. Primary Access maintained its financial records on a 52-53 week fiscal year ending nearest to September 30. The May 31, 1994 restated consolidated balance sheet includes the balance sheet of Primary Access as of October 3, 1993. The restated consolidated statements of operations and cash flows for the years ended May 31, 1994 and 1993 include the Primary Access statements of operations and cash flows for the years ended October 3, 1993 and September 27, 1992, respectively.

                                3COM CORPORATION
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3: BUSINESS COMBINATIONS (CONTINUED)
    The results of operations of Primary Access for the eight-month period ended May 31, 1994 reflected revenues of $14.6 million and net income of $780,000, which has been reported as an increase in the Company's fiscal 1995 retained earnings. No significant adjustments were required to conform the accounting policies of the Company and Primary Access. Financial information as of May 31, 1995 and for the year then ended reflects the Company's and Primary Access' operations for that period.

    The following table shows the effect on the results of operations for the fiscal years in which the combinations of Sonix and Primary Access were effected:

                                                                                  FISCAL YEAR ENDED MAY 31,
                                                                           ---------------------------------------
                                                                               1995          1994         1993
                                                                           -------------  -----------  -----------
                                                                                       (IN THOUSANDS)
Sales:
  3Com...................................................................  $   1,269,908  $   826,995  $   617,168
  Primary Access.........................................................         30,382       24,052       13,798
  Sonix..................................................................         25,403           --           --
                                                                           -------------  -----------  -----------
  Combined...............................................................  $   1,325,693  $   851,047  $   630,966
                                                                           -------------  -----------  -----------
                                                                           -------------  -----------  -----------
Net income (loss):
  3Com...................................................................  $     123,450  $   (28,694) $    38,561
  Primary Access.........................................................            293        4,478        1,116
  Sonix..................................................................          2,256           --           --
                                                                           -------------  -----------  -----------
  Combined...............................................................  $     125,999  $   (24,216) $    39,677
                                                                           -------------  -----------  -----------
                                                                           -------------  -----------  -----------

    FOR THE YEAR ENDED MAY 31, 1994. On January 14, 1994, the Company acquired all of the outstanding shares of Synernetics, Inc. (Synernetics) and assumed all outstanding Synernetics stock options. The purchase price consisted of approximately $104.0 million, plus $3.3 million of stock options. A substantial portion of the purchase price was paid using funds from the Company's working capital. Synernetics is engaged in the development, manufacturing and marketing of LAN switching products.

    On February 2, 1994, the Company acquired all of the outstanding shares of Centrum Communications, Inc. (Centrum) and assumed all outstanding Centrum stock options. The purchase price consisted of approximately $36.0 million, of which $16.0 million was paid in cash at the time of the acquisition and $14.3 million was paid in cash in August 1994 pursuant to the acquisition agreement. The remainder was associated with the value of the assumed stock options. Centrum is engaged in the development, manufacturing and marketing of remote access products and technology.

    The acquisitions were accounted for as purchases and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the dates of acquisition. The aggregate purchase price of $143.3 million, plus $13.1 million of costs directly attributable to the completion of the acquisitions, has been allocated to the assets and liabilities acquired. Approximately $132.1 million of the total purchase price represented in-process technology that had not yet reached technological feasibility and had no alternative future use and was charged to the Company's operations.

    The Company's consolidated results of operations include the operating results of the acquired companies since their acquisition dates.

    FOR THE YEAR ENDED MAY 31, 1993. On January 29, 1993, the Company acquired Star-Tek, Inc. (Star-Tek) by issuing approximately 7.0 million shares of common stock for all of the outstanding shares of Star-Tek. Star-Tek designs, manufactures and markets a range of Token Ring products focused primarily on the connectivity needs of larger organizations with IBM mainframe, mid-range

                                3COM CORPORATION
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3: BUSINESS COMBINATIONS (CONTINUED) and Token Ring LAN-based information systems. The acquisition was accounted for by the pooling of interests method. Star-Tek maintained its financial records on a fiscal year ending December 31. The results of operations of Star-Tek for the five-month period ended May 31, 1992 reflected net income of $1.6 million and pro-forma tax adjustment of $595,000, the sum of which has been reported as an increase in the Company's fiscal 1993 retained earnings.

NOTE 4: TEMPORARY CASH INVESTMENTS
    Available-for-sale securities consist of:

                                                                                     MAY 31, 1995
                                                                 ----------------------------------------------------
                                                                                 GROSS         GROSS
                                                                  AMORTIZED   UNREALIZED    UNREALIZED     ESTIMATED
                                                                    COST         GAINS        LOSSES      FAIR VALUE
                                                                 -----------  -----------  -------------  -----------
                                                                                    (IN THOUSANDS)
State and municipal securities.................................  $   108,625   $     214     $     (22)   $   108,817
Corporate debt securities......................................       49,773          76            --         49,849
U.S. Government and agency securities..........................       25,633          39            --         25,672
                                                                 -----------       -----           ---    -----------
      Total....................................................  $   184,031   $     329     $     (22)   $   184,338
                                                                 -----------       -----           ---    -----------
                                                                 -----------       -----           ---    -----------

    There were no realized gains or losses for the year ended May 31, 1995.

    The contractual maturity of available-for-sale securities at May 31, 1995 was as follows:

                                                                                           AMORTIZED    ESTIMATED
                                                                                             COST      FAIR VALUE
                                                                                          -----------  -----------
                                                                                               (IN THOUSANDS)
Within one year.........................................................................  $   142,158  $   142,312
Over one year to two years..............................................................       41,873       42,026
                                                                                          -----------  -----------
      Total.............................................................................  $   184,031  $   184,338
                                                                                          -----------  -----------
                                                                                          -----------  -----------

NOTE 5: INVENTORIES
    Inventories at May 31 consist of:

                                                                                              1995        1994
                                                                                           -----------  ---------
                                                                                               (IN THOUSANDS)
Finished goods...........................................................................  $    73,061  $  44,876
Work-in-process..........................................................................       14,035      8,248
Raw materials............................................................................       36,962     20,234
                                                                                           -----------  ---------
      Total..............................................................................  $   124,058  $  73,358
                                                                                           -----------  ---------
                                                                                           -----------  ---------

                                3COM CORPORATION
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6:  PROPERTY AND EQUIPMENT
    Property and equipment at May 31 consists of:

                                                                                             1995         1994
                                                                                         ------------  -----------
                                                                                              (IN THOUSANDS)
Land...................................................................................  $      1,303  $     1,303
Building...............................................................................         7,365        7,365
Machinery and equipment................................................................       176,088      124,670
Furniture and fixtures.................................................................        19,564       14,647
Leasehold improvements.................................................................        16,771       15,477
Construction in progress...............................................................        15,613           --
                                                                                         ------------  -----------
      Total............................................................................       236,704      163,462
Accumulated depreciation and amortization..............................................      (126,255)     (95,399)
                                                                                         ------------  -----------
Property and equipment -- net..........................................................  $    110,449  $    68,063
                                                                                         ------------  -----------
                                                                                         ------------  -----------

NOTE 7:  ACCRUED AND OTHER LIABILITIES
    Accrued and other liabilities at May 31 consist of:

                                                                1995        1994
                                                             -----------  ---------
                                                                 (IN THOUSANDS)
Accrued payroll and related expenses.......................  $    38,950  $  22,048
Accrued product warranty...................................       20,769     14,102
Accrued cooperative advertising............................       12,015     11,544
Accrued payment to Centrum shareholders....................           --     14,267
Other accrued liabilities..................................       54,390     31,786
                                                             -----------  ---------
Accrued and other liabilities..............................  $   126,124  $  93,747
                                                             -----------  ---------
                                                             -----------  ---------

NOTE 8:  BORROWING ARRANGEMENTS AND COMMITMENTS
    In November 1994, the Company completed a private placement of $110 million aggregate principal amount of convertible subordinated notes under Rule 144A of the Securities Act of 1933. The notes mature in 2001. Interest is payable semi-annually at 10.25% per annum. The notes are convertible at the option of the note holders into the Company's common stock at an initial conversion price of $34.563 per share. Beginning in November 1997, the notes are redeemable at the option of the Company at an initial redemption price of 102.929% of the principal amount. The Company has reserved 3,182,640 shares of common stock for the conversion of these notes.

    In July 1994, the Company signed a five-year lease for 225,000 square feet of office and manufacturing space to be built on land adjacent to its existing headquarters in Santa Clara. This arrangement provides the Company with an option to purchase the related property during the lease term, and at the end of the lease term the Company is obligated to either purchase the property or arrange for the sale of the property to a third party with a guaranteed residual value of up to $33.5 million to the seller of the property. The Company estimates that it will commence occupancy of portions of the facility in June 1995, with payments on the lease estimated to start in September 1995. Future minimum lease payments are included in the table below.

    In April 1995, the Company signed an eight-year lease for 80,000 square feet of office and manufacturing space in Boxborough, Massachusetts to consolidate existing facilities in that area. Concurrent with this lease, the Company entered into an agreement pursuant to which the Company has the option to purchase the property in November 1995. Future minimum lease payments are included in the table below.

                                3COM CORPORATION
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8:  BORROWING ARRANGEMENTS AND COMMITMENTS (CONTINUED)
    As of May 31, 1995, the Company had approximately $29 million in capital expenditure commitments, primarily associated with the expansion and upgrade of product manufacturing lines and facilities.

    The Company has a $40 million revolving bank credit agreement which expires on December 31, 1996. Under the agreement, the Company may select among various interest rate options, including borrowing at the bank's prime rate. The agreement requires that the Company maintain certain financial ratios and minimum net worth. At May 31, 1995, all such requirements were met and there were no outstanding borrowings under the agreement. The Company has no restrictions on paying cash dividends on its common stock.

    3Com Development Corporation, a wholly-owned subsidiary of 3Com, is a limited partner in a lease/joint venture arrangement to acquire and develop the Company's corporate offices in Santa Clara, which were initially occupied in the first quarter of fiscal 1991. Future minimum lease payments are included in the table below.

    The Company leases its facilities and certain equipment under operating leases. Leases expire at various dates from 1996 to 2013 and certain facility leases have renewal options with rentals based upon changes in the Consumer Price Index or the fair market rental value of the property.

    Future operating lease commitments are as follows:

                                                                  (IN
FISCAL YEAR                                                   THOUSANDS)
- -----------------------------------------------------------  -------------
1996.......................................................   $    20,648
1997.......................................................        17,975
1998.......................................................        13,242
1999.......................................................        12,247
2000.......................................................         9,919
Thereafter.................................................        15,416
                                                             -------------
    Total..................................................   $    89,447
                                                             -------------
                                                             -------------

    Rent expense was $17.8 million, $14.0 million, and $14.1 million for fiscal 1995, 1994, and 1993, respectively.

NOTE 9:  COMMON STOCK
    The Company's common stock was split two-for-one on August 25, 1995 for shareholders of record on August 4, 1995 and was split two-for-one on September 1, 1994 for shareholders of record on August 16, 1994. All applicable share and per share data in these financial statements have been restated to give effect to these stock splits.

    SHAREHOLDER RIGHTS PLAN. In September 1989, the Company's Board of Directors approved a stock purchase rights plan and declared a dividend distribution of one common stock purchase right for each outstanding share of its common stock. The Company's Board of Directors approved an amendment and restatement of the rights plan in December 1994. The rights become exercisable based on certain limited conditions related to acquisitions of stock, tender offers and certain business combination transactions of the Company. In the event one of the limited conditions is triggered, each right entitles the registered holder to purchase for $125 a number of shares of 3Com common stock (or of any acquiring company) with a fair market value of $250. The rights are redeemable at the Company's option for $.01 per right and expire on December 13, 2004.

                                3COM CORPORATION
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9:  COMMON STOCK (CONTINUED)
    STOCK OPTION PLANS. The Company has stock option plans under which employees and directors may be granted options to purchase common stock. Options are generally granted at not less than the fair market value at grant date, vest over a four-year period, and expire ten years after the grant date.

    A summary of option transactions under the plans follows:

                                                              YEARS ENDED MAY 31,
                                                  --------------------------------------------
                                                       1995            1994           1993
                                                  --------------  --------------  ------------
                                                     (IN THOUSANDS EXCEPT PRICE PER SHARE)
Number of option shares:
  Granted and assumed...........................           7,320           9,630         8,766
  Exercised.....................................          (6,208)         (7,444)       (7,318)
  Cancelled.....................................          (1,188)           (896)       (1,302)
  Outstanding at end of year....................          25,330          25,406        24,116
Option price per share:
  Granted and assumed...........................  $   0.02-34.13  $   0.22-15.44  $  0.24-9.85
  Exercised.....................................      0.22-26.07      0.22-12.94     0.24-8.75
  Cancelled.....................................      0.37-26.10      0.23-14.10     0.24-8.78
  Outstanding at end of year....................  $   0.02-34.13  $   0.22-15.44  $  0.24-9.85

    In connection with the fiscal 1995 purchase acquisitions discussed in Note 3, the Company assumed certain outstanding options to purchase common stock of the acquired companies and exchanged them for options to acquire 328,000 shares of the Company's common stock at exercise prices of $0.02 to $1.72 per share.

    In connection with the acquisition of Primary Access in June 1995, the Company assumed certain outstanding options to purchase common stock of Primary Access and exchanged them for options to acquire 904,000 shares of the Company's common stock at excercise prices of $0.24 to $26.07 per share. The Company also assumed certain outstanding warrants to purchase common stock of Primary Access and exchanged them for warrants to acquire 54,000 shares of the Company's common stock at excercise prices of $2.26 to $4.89 as of May 31, 1995. The warrants expire through 1997.

    At May 31, 1995, options for 10.6 million shares were exercisable, 9.6 million shares were available for future grants, and 34.9 million shares were reserved for issuance under the stock option plans.

    EMPLOYEE STOCK PURCHASE PLAN. The Company has an employee stock purchase plan, under which eligible employees may authorize payroll deductions of up to 10 percent of their compensation (as defined) to purchase common stock at a price not less than 85 percent of the lower of the fair market values as of the beginning or the end of the offering period. At May 31, 1995, 1.3 million shares of common stock were reserved for issuance under this plan.

    RESTRICTED STOCK PLAN. The Company has a restricted stock plan, under which 400,000 shares of common stock were reserved for issuance at no cost to key employees. The shares are issued at the fair market value on the date of the grant. Any compensation expense is recognized as the granted shares vest over a one to four year period. Through May 31, 1995, 114,000 shares of common stock have been issued under this plan. At May 31, 1995, 286,000 shares were reserved for future issuance.

    STOCK REPURCHASE PROGRAM. The Board of Directors has authorized the Company to repurchase up to 30.0 million shares of common stock. Under this authorization, 24.5 million shares have been repurchased and the Company may repurchase up to an additional 5.5 million shares of common stock.

                                3COM CORPORATION
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10:  FOREIGN EXCHANGE CONTRACTS
    INTERCOMPANY BALANCES AND BALANCE SHEET EXPOSURES. The Company enters into foreign exchange forward contracts to hedge certain balance sheet exposures and intercompany balances against future movements in foreign exchange rates. Gains and losses on the foreign exchange contracts are included in other income -- net, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated balance sheet items and intercompany balances.

    At May 31, 1995 and 1994, the Company had outstanding foreign exchange forward contracts of $16.7 million and $14.6 million, respectively, excluding the foreign exchange contracts related to the Irish manufacturing facility. The contracts require the Company to exchange foreign currencies for U.S. dollars or vice versa, and generally mature in one month.

    IRISH MANUFACTURING FACILITY. The Company has entered into foreign exchange forward contracts to minimize fluctuation in the expected U.S. dollar cost of expanding its Irish manufacturing facility due to movements in the Irish pound to U.S. dollar exchange rate. Gains and losses on the forward contracts, when material, are included in construction in progress. At May 31, 1995, the outstanding foreign exchange contracts related to the construction in Ireland were $10.1 million. The contracts require the Company to exchange U.S. dollars for Irish pounds and have maturities from one to seven months.

NOTE 11:  FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE
    The following summary disclosures are made in accordance with the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," which requires the disclosure of fair value information about both on- and off-balance sheet financial instruments where it is practicable to estimate the value. Fair value is defined in SFAS No. 107 as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. It is not the Company's intent to enter into such exchanges.

    Because SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of the Company.

                                                  MAY 31, 1995              MAY 31, 1994
                                            ------------------------  ------------------------
                                             CARRYING     ESTIMATED    CARRYING     ESTIMATED
                                              AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                            -----------  -----------  -----------  -----------
                                                              (IN THOUSANDS)
Assets:
  Cash and cash equivalents...............  $   149,210  $   149,210  $    69,768  $    69,768
  Temporary cash investments..............      184,338      184,338       63,413       63,208
Liabilities:
  Convertible subordinated notes..........  $   110,000  $   138,050  $        --  $        --
Commitments:
  Foreign exchange contracts..............  $    26,796  $    26,782  $    14,634  $    14,648

    The following methods and assumptions were used in estimating the fair values of financial instruments:

    CASH AND CASH EQUIVALENTS. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their estimated fair values.

    TEMPORARY CASH INVESTMENTS, FOREIGN EXCHANGE CONTRACTS AND CONVERTIBLE SUBORDINATED NOTES. The fair value of temporary cash investments, foreign exchange contracts and convertible subordinated notes are based on quoted market prices.

                                3COM CORPORATION
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12:  LICENSE
    In fiscal 1994, the Company licensed certain in-process wireless technology from Pacific Monolithics, Inc. This technology was still under development and, accordingly, $2.4 million of the $2.5 million cost of obtaining this license represented in-process technology and was charged to operations in fiscal 1994.

NOTE 13:  NON-RECURRING ITEMS
    Non-recurring items for the year ended May 31, 1995 consists of merger costs of $6.1 million related to the acquisitions of Sonix and Primary Access (see
Note 3) offset by a $1.1 million reduction in accrued costs associated with the fiscal 1991 restructuring based on revised estimates of future costs.

    Non-recurring items for the year ended May 31, 1993 consists of the net cost of a litigation settlement of $3.6 million (see Note 17), and merger costs of $1.0 million related to the acquisition of Star-Tek (see Note 3), offset by a reduction in accrued restructuring costs of $3.3 million based on revised estimates of future costs.

NOTE 14:  OTHER INCOME -- NET
    Other income -- net consists of:

                                                                 1995       1994       1993
                                                               ---------  ---------  ---------
                                                                       (IN THOUSANDS)
Interest income..............................................  $  10,204  $   4,033  $   3,657
Interest expense.............................................     (6,874)      (164)      (419)
Other........................................................         29       (556)    (2,038)
                                                               ---------  ---------  ---------
    Total....................................................  $   3,359  $   3,313  $   1,200
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

NOTE 15:  INCOME TAXES
    The provision for income taxes consists of:

                                                               1995       1994       1993
                                                            ----------  ---------  ---------
                                                                     (IN THOUSANDS)
Current:
  Federal.................................................  $   56,122  $  31,880  $  13,808
  State...................................................      19,393      8,208      3,139
  Foreign.................................................      22,537     16,771      8,293
                                                            ----------  ---------  ---------
    Total current.........................................      98,052     56,859     25,240
                                                            ----------  ---------  ---------
Deferred:
  Federal.................................................     (17,600)    (9,266)    (1,658)
  State...................................................      (6,885)        --         --
  Foreign.................................................         310      1,104     (1,846)
                                                            ----------  ---------  ---------
    Total deferred........................................     (24,175)    (8,162)    (3,504)
                                                            ----------  ---------  ---------
    Total.................................................  $   73,877  $  48,697  $  21,736
                                                            ----------  ---------  ---------
                                                            ----------  ---------  ---------

                                3COM CORPORATION
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 15:  INCOME TAXES (CONTINUED)
    The components of the net deferred tax asset consist of:

                                                                 1995       1994
                                                               ---------  ---------
                                                                  (IN THOUSANDS)
Deferred tax assets:
  Amortization and depreciation..............................  $  29,180  $   4,168
  Reserves not recognized for tax purposes...................     32,324     32,289
  Other......................................................     15,092      4,505
  Valuation allowance........................................     (6,845)    (8,274)
                                                               ---------  ---------
Total deferred tax asset.....................................     69,751     32,688
                                                               ---------  ---------
Deferred tax liabilities:
  Unremitted earnings........................................    (12,828)        --
  Net unrealized gain on securities available-for-sale.......       (123)        --
  Other......................................................        (85)       (25)
                                                               ---------  ---------
Net deferred tax asset.......................................  $  56,715  $  32,663
                                                               ---------  ---------
                                                               ---------  ---------

    Valuation allowance relates primarily to expenses, the realization of which is not assured on future state income tax returns. The valuation allowance decreased $1.4 million in fiscal 1995, and increased $926,000 and $1.1 million in 1994 and 1993, respectively.

    Tax carryforwards of acquired businesses consist of $1.0 million and $800,000 of net operating loss and tax credit carryforwards, respectively, that expire in 2004 through 2008.

    The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to income before taxes as follows:

                                                                                  1995     1994    1993
                                                                                  -----   ------   -----
Tax computed at federal statutory rate..........................................  35.0%    35.0%   34.0%
State income taxes, net of federal effect.......................................   4.1      3.6     3.4
Foreign sales corporation.......................................................  (0.6)    (4.2)   (1.2)
Tax exempt investment income....................................................  (0.8)    (4.5)   (1.5)
Benefit of net operating loss carryforwards.....................................    --     (7.4)   (0.8)
Provision for combined foreign and U.S. taxes on certain foreign income at rates
 less than U.S. rates...........................................................  (4.1)    (6.0)   (0.4)
Research tax credits............................................................  (1.5)    (6.9)   (0.2)
Non-deductible purchased in-process technology..................................   3.0    192.7      --
Effect of tax law changes.......................................................    --     (5.1)     --
Other...........................................................................   1.9      1.7     2.1
                                                                                  -----   ------   -----
    Total.......................................................................  37.0%   198.9%   35.4%
                                                                                  -----   ------   -----
                                                                                  -----   ------   -----

    Income before income taxes for the years ended 1995, 1994, and 1993 includes income of $131.2 million, $58.2 million and $18.7 million from the Company's foreign subsidiaries. The Company has not provided for federal income taxes on approximately $38.7 million of undistributed earnings of foreign subsidiaries, which the Company intends to reinvest in subsidiary operations indefinitely. If such undistributed earnings were to be remitted, the related tax liability would be approximately $10.7 million.

                                3COM CORPORATION
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 16:  GEOGRAPHIC AREA INFORMATION
    The Company operates in a single industry segment: the design, manufacture, marketing, and support of data networking systems. The Company's foreign operations consist primarily of central distribution and order administration, manufacturing and research and development facilities in Western Europe, and sales, marketing and customer service activities conducted through sales subsidiaries throughout the world.

    Sales, operating income and identifiable assets, classified by the major geographic areas in which the Company operates, are as follows:

                                                                               1995          1994         1993
                                                                           -------------  -----------  -----------
                                                                                       (IN THOUSANDS)
Revenues from unaffiliated customers:
United States operations.................................................  $     623,153  $   423,888  $   322,677
Export sales from United States operations...............................        179,225      103,127       69,237
European operations......................................................        523,151      324,032      224,891
Other....................................................................            164           --       14,161
                                                                           -------------  -----------  -----------
    Total................................................................  $   1,325,693  $   851,047  $   630,966
                                                                           -------------  -----------  -----------
                                                                           -------------  -----------  -----------
Transfers from geographic areas (eliminated in consolidation):
United States operations.................................................  $     144,862  $   112,418  $   101,570
European operations......................................................        123,360       52,595       39,920
Other....................................................................            439           --       23,354
                                                                           -------------  -----------  -----------
    Total................................................................  $     268,661  $   165,013  $   164,844
                                                                           -------------  -----------  -----------
                                                                           -------------  -----------  -----------
Operating income (loss):
United States operations.................................................  $      79,117  $   (55,869) $    40,393
European operations......................................................        141,367       63,306       23,757
Other....................................................................         (2,149)         587         (212)
Eliminations.............................................................        (21,818)      (4,602)      (3,725)
                                                                           -------------  -----------  -----------
    Total................................................................  $     196,517  $     3,422  $    60,213
                                                                           -------------  -----------  -----------
                                                                           -------------  -----------  -----------
Identifiable assets:
United States operations.................................................  $     647,072  $   345,548
European operations......................................................        235,634      123,144
Other....................................................................         10,009        2,498
Eliminations.............................................................        (34,909)     (13,950)
                                                                           -------------  -----------
    Total................................................................  $     857,806  $   457,240
                                                                           -------------  -----------
                                                                           -------------  -----------

    Operating income (loss) for the United States operations for the years ended May 31, 1995 and 1994 included charges of approximately $60.8 million and $134.5 million, respectively, for purchased in-process technology resulting from the Company's acquisitions in those years. Transfers between geographic areas are accounted for at prices representative of unaffiliated party transactions.

NOTE 17:  LITIGATION
    In August 1989, four class action lawsuits were filed in the United States District Court for the Northern District of California naming the Company and certain of its directors and officers as defendants. The suits, which were consolidated into a single action, alleged that defendants misrepresented or failed to disclose material facts about the Company's operations and financial results, which plaintiffs contended artificially inflated the price of the Company's securities during the period December 6, 1988 to August 7, 1989.

                                3COM CORPORATION
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 17:  LITIGATION (CONTINUED)
    In April 1993, the Company and plaintiffs reached an agreement to settle the consolidated action in its entirety. Although the Company believes that the claims asserted in the class action were without merit, the Company believed it was in the best interest of its shareholders to settle the case due to the continuing costs of defense, the distraction of management's attention and the uncertainties inherent in any litigation. The principal terms of the agreement called for a settlement of $9.9 million, a substantial portion of which was paid by the Company's insurance carrier.

            SUPPLEMENTAL QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                           FISCAL 1995 QUARTERS ENDED                  FISCAL 1994 QUARTERS ENDED
                                   ------------------------------------------  ------------------------------------------
                                    MAY 31     FEB. 28    NOV. 30    AUG. 31    MAY 31     FEB. 28    NOV. 30    AUG. 31
                                     1995       1995       1994       1994       1994       1994       1993       1993
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales............................  $ 393,372  $ 354,055  $ 315,465  $ 262,801  $ 248,110  $ 224,396  $ 211,067  $ 167,474
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross margin.....................    212,438    190,471    168,622    138,909    128,378    116,767    106,282     83,640
Gross margin %...................      54.0%      53.8%      53.5%      52.9%      51.7%      52.0%      50.4%      49.9%
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income (loss)..........     74,544     72,547      2,594     46,832     42,323    (93,356)    33,106     21,349
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)................     45,846     46,256      3,125     30,772     28,173   (102,294)    22,523     27,382
Net income (loss) %..............      11.7%      13.1%       1.0%      11.7%      11.4%     (45.6%)     10.7%      16.4%
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Fully diluted net income (loss)
 per share.......................  $    0.30  $    0.30  $    0.02  $    0.21  $    0.20  $   (0.78) $    0.16  $    0.20
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

    Notes: Net income for the quarter ended May 31, 1995 included a charge of approximately $6.1 million ($.04 per share) for merger costs associated with the acquisitions of Sonix and Primary Access (see Note 3 to the Supplemental Consolidated Financial Statements). Net income for the quarter ended November 30, 1994 included a charge of approximately $60.8 million ($.25 per share) for purchased in-process technology (see Note 3 to the Supplemental Consolidated Financial Statements) and a credit of $1.1 million ($.01 per share) for a reduction in accrued restructuring costs. Net loss for the quarter ended February 28, 1994 included a charge of approximately $134.5 million ($.96 per share) for purchased in-process technology (see Notes 3 and 12 to the Supplemental Consolidated Financial Statements). Net income for the quarter ended August 31, 1993 included a gain of approximately $17.7 million ($.08 per share) related to the sale of an investment and a tax benefit of $1.2 million ($.01 per share) resulting from tax law changes.

    Excluding the non-recurring items noted above, pro forma net income per share on a fully diluted basis would have been as follows:

                                           FISCAL 1995 QUARTERS ENDED                  FISCAL 1994 QUARTERS ENDED
                                   ------------------------------------------  ------------------------------------------
                                    MAY 31     FEB. 28    NOV. 30    AUG. 31    MAY 31     FEB. 28    NOV. 30    AUG. 31
                                     1995       1995       1994       1994       1994       1994       1993       1993
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Pro forma net income per share...  $    0.34  $    0.30  $    0.26  $    0.21  $    0.20  $    0.18  $    0.16  $    0.11
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                         ANNEX A

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                               3COM CORPORATION,
                           A CALIFORNIA CORPORATION,

                        CHIPCOM ACQUISITION CORPORATION,
                    A DELAWARE CORPORATION AND WHOLLY-OWNED
                         SUBSIDIARY OF 3COM CORPORATION

                                      AND

                              CHIPCOM CORPORATION,
                             A DELAWARE CORPORATION

                              DATED JULY 26, 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                             PAGE
                                                                                                           ---------
ARTICLE I                  THE MERGER....................................................................        A-1
    Section 1.1            Effective Time of the Merger..................................................        A-1
    Section 1.2            Closing.......................................................................        A-1
    Section 1.3            Effects of the Merger.........................................................        A-1
    Section 1.4            Directors and Officers........................................................        A-2

ARTICLE II                 CONVERSION OF SECURITIES......................................................        A-2
    Section 2.1            Conversion of Capital Stock...................................................        A-2
    Section 2.2            Exchange of Certificates......................................................        A-3

ARTICLE III                REPRESENTATIONS AND WARRANTIES OF CHIPCOM.....................................        A-5
    Section 3.1            Organization..................................................................        A-5
    Section 3.2            Chipcom Capital Structure.....................................................        A-5
    Section 3.3            Authority; No Conflict; Required Filings and Consents.........................        A-6
    Section 3.4            SEC Filings; Financial Statements.............................................        A-7
    Section 3.5            No Undisclosed Liabilities....................................................        A-7
    Section 3.6            Absence of Certain Changes or Events..........................................        A-7
    Section 3.7            Taxes.........................................................................        A-8
    Section 3.8            Properties....................................................................        A-8
    Section 3.9            Intellectual Property.........................................................        A-8
    Section 3.10           Agreements, Contracts and Commitments.........................................        A-9
    Section 3.11           Litigation....................................................................        A-9
    Section 3.12           Environmental Matters.........................................................        A-9
    Section 3.13           Employee Benefit Plans........................................................       A-10
    Section 3.14           Compliance with Laws..........................................................       A-11
    Section 3.15           Pooling of Interests..........................................................       A-11
    Section 3.16           Interested Party Transactions.................................................       A-11
    Section 3.17           Registration Statement: Proxy Statement/Prospectus............................       A-11
    Section 3.18           Opinion of Financial Advisor..................................................       A-12
    Section 3.19           Section 203 of the DGCL Not Applicable........................................       A-12

ARTICLE IV                 REPRESENTATIONS AND WARRANTIES OF BUYER AND SUB...............................       A-12
    Section 4.1            Organization of the Company...................................................       A-12
    Section 4.2            Buyer Capital Structure.......................................................       A-12
    Section 4.3            Authority; No Conflict; Required Filings and Consents.........................       A-13
    Section 4.4            SEC Filings; Financial Statements.............................................       A-14
    Section 4.5            No Undisclosed Liabilities....................................................       A-14
    Section 4.6            Absence of Certain Changes or Events..........................................       A-14
    Section 4.7            Taxes.........................................................................       A-15
    Section 4.8            Properties....................................................................       A-15
    Section 4.9            Intellectual Property.........................................................       A-15
    Section 4.10           Agreements, Contracts and Commitments.........................................       A-15
    Section 4.11           Litigation....................................................................       A-16
    Section 4.12           Environmental Matters.........................................................       A-16
    Section 4.13           Employee Benefit Plans........................................................       A-16
    Section 4.14           Compliance with Laws..........................................................       A-17
    Section 4.15           Pooling of Interests..........................................................       A-17
    Section 4.16           Interested Party Transactions.................................................       A-17
    Section 4.17           Registration Statement; Proxy Statement/Prospectus............................       A-17
    Section 4.18           Opinion of Financial Advisor..................................................       A-18
    Section 4.19           Interim Operations of Sub.....................................................       A-18

                                                                                                             PAGE
                                                                                                           ---------
ARTICLE V                  CONDUCT OF BUSINESS...........................................................       A-18
    Section 5.1            Covenants of Chipcom..........................................................       A-18
    Section 5.2            Covenants of Buyer............................................................       A-19
    Section 5.3            Cooperation...................................................................       A-20

ARTICLE VI                 ADDITIONAL AGREEMENTS.........................................................       A-20
    Section 6.1            No Solicitation...............................................................       A-20
    Section 6.2            Proxy Statement/Prospectus; Registration Statement............................       A-21
    Section 6.3            Consents......................................................................       A-21
    Section 6.4            Current Nasdaq Quotation......................................................       A-21
    Section 6.5            Access to Information.........................................................       A-21
    Section 6.6            Chipcom Stockholders Meeting..................................................       A-22
    Section 6.7            Legal Conditions to Merger....................................................       A-22
    Section 6.8            Public Disclosure.............................................................       A-22
    Section 6.9            Tax-Free Organization.........................................................       A-22
    Section 6.10           Pooling Accounting............................................................       A-22
    Section 6.11           Affiliate Agreements..........................................................       A-22
    Section 6.12           Nasdaq Quotation..............................................................       A-23
    Section 6.13           Stock Plans, Options and Warrants.............................................       A-23
    Section 6.14           Brokers or Finders............................................................       A-24
    Section 6.15           Indemnification...............................................................       A-24
    Section 6.16           Additional Agreements; Reasonable Efforts.....................................       A-25

ARTICLE VII                CONDITIONS TO MERGER..........................................................       A-25
    Section 7.1            Conditions to Each Party's Obligation to Effect the Merger....................       A-25
    Section 7.2            Additional Conditions to Obligations of Buyer and Sub.........................       A-26
    Section 7.3            Additional Conditions to Obligations of Chipcom...............................       A-27

ARTICLE VIII               TERMINATION AND AMENDMENT.....................................................       A-27
    Section 8.1            Termination...................................................................       A-27
    Section 8.2            Effect of Termination.........................................................       A-28
    Section 8.3            Fees and Expenses.............................................................       A-28
    Section 8.4            Amendment.....................................................................       A-29
    Section 8.5            Extension; Waiver.............................................................       A-29

ARTICLE IX                 MISCELLANEOUS.................................................................       A-29
    Section 9.1            Nonsurvival of Representations, Warranties and Agreements.....................       A-29
    Section 9.2            Notices.......................................................................       A-30
    Section 9.3            Interpretation................................................................       A-30
    Section 9.4            Counterparts..................................................................       A-30
    Section 9.5            Entire Agreement; No Third Party Beneficiaries................................       A-30
    Section 9.6            Governing Law.................................................................       A-30
    Section 9.7            Assignment....................................................................       A-30

                             TABLE OF DEFINED TERMS

                                                                                               CROSS REFERENCE
TERMS                                                                                           IN AGREEMENT
- -----------------------------------------------------------------------------------------  -----------------------
Acquisition Proposal.....................................................................  Section 6.1(a)
Affiliate................................................................................  Section 6.11
Affiliates Agreement.....................................................................  Section 6.11
Agreement................................................................................  Preamble
Alternative Transaction..................................................................  Section 8.3(e)
Buyer....................................................................................  Preamble
Buyer Balance Sheet......................................................................  Section 4.4(b)
Buyer Common Stock.......................................................................  Section 2.1(b)
Buyer Disclosure Schedule................................................................  Article IV
Buyer Employee Plans.....................................................................  Section 4.13(a)
Buyer Intellectual Property Rights.......................................................  Section 4.9(a)
Buyer Material Contracts.................................................................  Section 4.10
Buyer Option Plans.......................................................................  Section 4.2(a)
Buyer Preferred Stock....................................................................  Section 4.2(a)
Buyer Purchase Plan......................................................................  Section 4.2(a)
Buyer Restricted Stock Plan..............................................................  Section 4.2(a)
Buyer SEC Reports........................................................................  Section 4.4(a)
Certificate(s)...........................................................................  Section 2.2(b)
Certificate of Merger....................................................................  Section 1.1
Chipcom..................................................................................  Preamble
Chipcom Balance Sheet....................................................................  Section 3.4(b)
Chipcom Common Stock.....................................................................  Section 2.1
Chipcom Director Option Plan.............................................................  Section 2.1(d)
Chipcom Disclosure Schedule..............................................................  Article III
Chipcom Employee Plans...................................................................  Section 3.13(a)
Chipcom Intellectual Property Rights.....................................................  Section 3.9(a)
Chipcom Material Contracts...............................................................  Section 3.10
Chipcom Preferred Stock..................................................................  Section 3.2(a)
Chipcom Purchase Plans...................................................................  Section 2.1(d)
Chipcom SEC Reports......................................................................  Section 3.4(a)
Chipcom Stock Option.....................................................................  Section 6.13
Chipcom Stockholders' Meeting............................................................  Section 3.17
Chipcom Third Party Intellectual Property Rights.........................................  Section 3.9(a)
Closing..................................................................................  Section 1.2
Closing Date.............................................................................  Section 1.2
Code.....................................................................................  Preamble
Confidentiality Agreement................................................................  Section 6.1(a)
Constituent Corporations.................................................................  Section 1.3(a)
Conversion Number........................................................................  Section 2.1(c)
DGCL.....................................................................................  Section 1.1
Effective Time...........................................................................  Section 1.1
Environmental Permits....................................................................  Section 3.12(c)
ERISA....................................................................................  Section 3.13(a)
ERISA Affiliate..........................................................................  Section 3.13(a)
Exchange Act.............................................................................  Section 3.3(c)(iv)
Exchange Agent...........................................................................  Section 2.2(a)
Exchange Fund............................................................................  Section 2.2(a)
Governmental Entity......................................................................  Section 3.3(c)
Hazardous Material.......................................................................  Section 3.12(a)

                                                                                               CROSS REFERENCE
TERMS                                                                                           IN AGREEMENT
- -----------------------------------------------------------------------------------------  -----------------------
Hazardous Materials Activities...........................................................  Section 3.12(b)
HSR Act..................................................................................  Section 3.3(c)(i)
Indemnified Liabilities..................................................................  Section 6.15(a)
Indemnified Parties......................................................................  Section 6.15(a)
IRS......................................................................................  Section 3.13(b)
Material Lease(s)........................................................................  Section 3.8
Material Adverse Change..................................................................  Section 3.6
Material Adverse Effect..................................................................  Section 3.1
Merger...................................................................................  Preamble
Proxy Statement..........................................................................  Section 3.17
Registration Statement...................................................................  Section 3.17
Returns..................................................................................  Section 3.7(b)
Rule 145.................................................................................  Section 6.11
SEC......................................................................................  Section 3.3(c)(ii)
Securities Act...........................................................................  Section 3.3(c)(ii)
Sub......................................................................................  Preamble
Subsidiary...............................................................................  Section 2.1(b)
Superior Proposal........................................................................  Section 6.1(a)
Surviving Corporation....................................................................  Section 1.3(a)
Tax(es)..................................................................................  Section 3.7(a)
Third Party..............................................................................  Section 8.3(e)

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of July 26, 1995 by and among 3Com Corporation, a California corporation ("Buyer"), Chipcom Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Buyer ("Sub"), and Chipcom Corporation, a Delaware corporation ("Chipcom").

    WHEREAS, the Boards of Directors of Buyer, Sub and Chipcom deem it advisable and in the best interests of each corporation and its respective stockholders that Buyer and Chipcom combine in order to advance the long-term business interests of Buyer and Chipcom;

    WHEREAS, the combination of Buyer and Chipcom shall be effected by the terms of this Agreement through a transaction in which Sub will merge with and into Chipcom, Chipcom will become a wholly owned subsidiary of Buyer and the stockholders of Chipcom will become stockholders of Buyer (the "Merger");

    WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

    WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests.

    NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    Section 1.1 EFFECTIVE TIME OF THE MERGER. Subject to the provisions of this Agreement, a certificate of merger in such form as is required by the relevant provisions of the Delaware General Corporation Law (the "DGCL") (the "Certificate of Merger") shall be duly prepared, executed and acknowledged by the Surviving Corporation (as defined in Section 1.3) and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL, as soon as practicable on or after the Closing Date (as defined in Section 1.2). The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time").

    Section 1.2 CLOSING. The closing of the Merger (the "Closing") will take place at 10:00 a.m., Eastern Time, on a date to be specified by Buyer and Chipcom, which shall be (i) no later than the second business day after satisfaction of the latest to occur of the conditions set forth in Sections 7.1, 7.2(b) (other than the delivery of the officers' certificate referred to therein) and 7.3(b) (other than the delivery of the officers' certificate referred to therein) (provided that the other closing conditions set forth in
Article VII have been met or waived as provided in Article VII at or prior to the Closing) and (ii) not earlier than October 13, 1995, unless Chipcom consents to such earlier date, such consent to not be unreasonably withheld (the "Closing Date"), at the offices of Hale and Dorr, 60 State Street, Boston, Massachusetts unless another date or place is agreed to in writing by Buyer and Chipcom.

    Section 1.3  EFFECTS OF THE MERGER.

    (a) At the Effective Time (i) the separate existence of Sub shall cease and Sub shall be merged with and into Chipcom (Sub and Chipcom are sometimes referred to below as the "Constituent Corporations" and Chipcom is sometimes referred to below as the "Surviving Corporation"), (ii) the Certificate of
Incorporation of Chipcom shall be amended so that Article FOURTH of such Certificate of Incorporation shall read as follows: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000, all of which shall consist of Common Stock, par value $.001 per share," and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation, and
(iii) the Bylaws of Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation.

    (b) At and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all and singular rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well as for stock subscriptions and all other things in action or belonging to each of the Constituent Corporations, shall be vested in the Surviving Corporation, and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the Constituent Corporations, and the title to any real estate vested by deed or otherwise, in either of the Constituent Corporations, shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall thereafter attach to the Surviving Corporation, and may be enforced against it to the same extent as if such debts and liabilities had been incurred by it.

    Section 1.4 DIRECTORS AND OFFICERS. The directors of Sub immediately prior to the Effective Time shall be the initial directors of the Surviving
Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of Chipcom immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed.

                                   ARTICLE II
                            CONVERSION OF SECURITIES

    Section 2.1 CONVERSION OF CAPITAL STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Common Stock, $.02 par value, of Chipcom ("Chipcom Common Stock") or capital stock of Sub:

        (a) CAPITAL STOCK OF SUB. Each issued and outstanding share of the capital stock of Sub shall be converted into and become one fully paid and nonassessable share of Common Stock, $.001 par value, of the Surviving Corporation.

        (b) CANCELLATION OF TREASURY STOCK AND BUYER-OWNED STOCK. All shares of Chipcom Common Stock that are owned by Chipcom as treasury stock and any shares of Chipcom Common Stock owned by Buyer, Sub or any other wholly-owned Subsidiary (as defined below) of Buyer shall be cancelled and retired and shall cease to exist and no stock of Buyer or other consideration shall be delivered in exchange therefor. All shares of Common Stock, no par value, of Buyer ("Buyer Common Stock") owned by Chipcom shall remain unaffected by the Merger. As used in this Agreement, the word "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

        (c) EXCHANGE RATIO FOR CHIPCOM COMMON STOCK. Subject to Section 2.2, each issued and outstanding share of Chipcom Common Stock (other than shares to be cancelled in accordance with Section 2.1(b)) shall be converted into the right to receive .53 (which amount will be adjusted

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
    for any stock split or stock dividend effected between the date of this Agreement and the Effective Time) (the "Conversion Number") fully paid and nonassessable shares of Buyer Common Stock. All such shares of Chipcom Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Buyer Common Stock and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest.

        (d) CHIPCOM STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLANS. At the Effective Time, all then outstanding options to purchase Chipcom Common Stock issued under Chipcom's 1983 Stock Option Plan and 1991 Stock Option Plan (collectively, the "Chipcom Employee Option Plans") will be assumed by Buyer in accordance with Section 6.13. At the Effective Time, all then outstanding options to purchase Chipcom Common Stock under Chipcom's 1991 Director Option Plan (the "Chipcom Director Option Plan") not exercised as of the Effective Time will terminate in accordance with the terms of the Chipcom Director Option Plan and the agreements entered into under such plan. Immediately prior to the Effective Time, all then outstanding rights to acquire shares of Chipcom Common Stock under Chipcom's 1991 Employee Stock Purchase Plan and 1993 Employee Stock Purchase Plan (collectively, the "Chipcom Purchase Plans") will be exercised for the purchase of shares of Chipcom Common Stock, as provided in Section 6.13.

    Section 2.2    EXCHANGE OF  CERTIFICATES.   The  procedures  for  exchanging
outstanding shares of Chipcom Common Stock for Buyer Common Stock pursuant to the Merger are as follows:

        (a) EXCHANGE AGENT. As of the Effective Time, Buyer shall deposit with The First National Bank of Boston (the "Exchange Agent"), for the benefit of the holders of shares of Chipcom Common Stock, for exchange in accordance with this Section 2.2, through the Exchange Agent, certificates representing the shares of Buyer Common Stock (such shares of Buyer Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section
    2.1 in exchange for outstanding shares of Chipcom Common Stock.

        (b) EXCHANGE PROCEDURES. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Chipcom Common Stock (each a "Certificate" and collectively, the "Certificates") whose shares were converted pursuant to Section 2.1 into the right to receive shares of Buyer Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Buyer and Chipcom may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Buyer Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Buyer, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Buyer Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered shall immediately be cancelled. In the event of a transfer of ownership of Chipcom Common Stock which is not registered in the transfer records of Chipcom, a certificate representing the proper number of shares of Buyer Common Stock may be issued to a transferee if the Certificate representing such Chipcom Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to

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
    represent only the right to receive upon such surrender the certificate representing shares of Buyer Common Stock and cash in lieu of any fractional shares of Buyer Common Stock as contemplated by this Section 2.2.

        (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the Effective Time with respect to Buyer Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Buyer Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection
    (e) below until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Buyer Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Buyer Common Stock to which such holder is entitled pursuant to subsection (e) below and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Buyer Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Buyer Common Stock.

        (d) NO FURTHER OWNERSHIP RIGHTS IN CHIPCOM COMMON STOCK. All shares of Buyer Common Stock issued upon the surrender for exchange of shares of Chipcom Common Stock in accordance with the terms hereof (including any cash paid pursuant to subsection (c) or (e) of this Section 2.2) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Chipcom Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Chipcom on such shares of Chipcom Common Stock in accordance with the terms of this Agreement on or prior to the date hereof and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Chipcom Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2.2.

        (e) NO FRACTIONAL SHARES. No certificate or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Buyer. Notwithstanding any other provision of this Agreement, each holder of shares of Chipcom Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by the average of the last reported sale prices of Buyer Common Stock, as reported on the Nasdaq National Market, on each of the ten trading days immediately preceding the date of the Effective Time.

        (f) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund which remains undistributed to the stockholders of Chipcom for one year after the Effective Time shall be delivered to Buyer, upon demand, and any stockholders of Chipcom who have not previously complied with this Section
    2.2 shall thereafter look only to Buyer for payment of their claim for Buyer Common Stock, any cash in lieu of fractional shares of Buyer Common Stock, and any dividends or distributions with respect to Buyer Common Stock.

        (g) NO LIABILITY. Neither Buyer nor Chipcom shall be liable to any holder of shares of Chipcom Common Stock or Buyer Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                                  ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF CHIPCOM

    Chipcom represents and warrants to Buyer and Sub that the statements contained in this Article III are true and correct, except as set forth in the disclosure schedule delivered by Chipcom to Buyer on or before the date of this Agreement (the "Chipcom Disclosure Schedule"). The Chipcom Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III and the disclosure in any paragraph shall qualify only the corresponding paragraph in this Article III.

    Section 3.1 ORGANIZATION. Each of Chipcom and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a material adverse effect on the business, assets (including intangible assets), financial condition or results of operations ("Material Adverse Effect") of Chipcom and its Subsidiaries, taken as a whole. Except as set forth in the Chipcom SEC Reports (as defined in
Section 3.4) or the Chipcom Disclosure Schedule, neither Chipcom nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by Chipcom and comprising less than five percent (5%) of the outstanding stock of such company.

    Section 3.2  CHIPCOM CAPITAL STRUCTURE.

    (a) The authorized capital stock of Chipcom consists of 36,000,000 shares of Common Stock, $.02 par value, and 1,500,000 shares of Preferred Stock, $.10 par value ("Chipcom Preferred Stock"). As of June 30, 1995, (i) 17,073,045 shares of Chipcom Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Chipcom Common Stock were held in the treasury of Chipcom or by Subsidiaries of Chipcom, (iii)
2,230,405 shares of Chipcom Common Stock were reserved for future issuance pursuant to stock options granted and outstanding under the Chipcom Employee Option Plans, (iv) 132,500 shares of Chipcom Common Stock were reserved for future issuance pursuant to stock options granted and outstanding under the Chipcom Director Option Plan, (v) approximately 75,000 shares of Chipcom Common Stock were reserved for future issuance pursuant to rights outstanding under the Chipcom Purchase Plans and (vi) 200,000 shares were reserved for future issuance under the Chipcom Restricted Stock Plan. No material change in such capitalization has occurred between June 30, 1995 and the date of this Agreement. As of the date of this Agreement, none of the shares of Chipcom Preferred Stock are issued and outstanding. All shares of Chipcom Common Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Chipcom or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Chipcom Common Stock or the capital stock of any Chipcom Subsidiary or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of bank obligations of such Subsidiaries entered into in the ordinary course of business. All of the outstanding shares of capital stock of each of Chipcom's Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares

(other than directors' qualifying shares in the case of foreign Subsidiaries) are owned by Chipcom or another Subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Chipcom's voting rights, charges or other encumbrances of any nature.

    (b) Except as set forth in this Section 3.2 or as reserved for future grants of options under the Chipcom Employee Option Plans, the Chipcom Director Option Plan or the Chipcom Purchase Plans, there are no equity securities of any class of Chipcom or any of its Subsidiaries, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in this Section 3.2 or in the Chipcom Disclosure Schedule, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Chipcom or any of its Subsidiaries is a party or by which it is bound obligating Chipcom or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Chipcom or any of its Subsidiaries or obligating Chipcom or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the best knowledge of Chipcom, there are no voting trusts, proxies or other agreements or understandings with respect to the shares of capital stock of Chipcom.

    Section 3.3  AUTHORITY; NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

    (a)  Chipcom has all  requisite corporate power and  authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Chipcom, subject only to the approval of the Merger by Chipcom's stockholders under the DGCL. This Agreement has been duly executed and delivered by Chipcom and constitutes the valid and binding obligation of Chipcom, enforceable in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy laws and other similar laws affecting creditors' rights generally and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

    (b) The execution and delivery of this Agreement by Chipcom does not, and the consummation of the transactions contemplated by this Agreement will not,
(i) conflict with, or result in any violation or breach of any provision of the Certificate of Incorporation or Bylaws of Chipcom, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which Chipcom or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Chipcom or any of its Subsidiaries or any of their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not be reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole, or a material adverse effect on the ability of Chipcom to consummate the transactions contemplated by this Agreement.

    (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Chipcom or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing by Buyer of the Registration Statement (as defined in Section 3.17) with the Securities and Exchange Commission ("SEC") in accordance with the Securities Act of 1933, as amended (the "Securities Act"), (iii) the filing of the Certificate of Merger with the Delaware Secretary of State in accordance with DGCL, (iv) the filing of the Proxy Statement (as defined in Section 3.17) with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the laws of any foreign country and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole.

    Section 3.4  SEC FILINGS; FINANCIAL STATEMENTS.

    (a) Chipcom has filed and made available to Buyer all forms, reports and documents required to be filed by Chipcom with the SEC since December 31, 1992, other than registration statements on Form S-8 and the unredacted version of documents for which confidential treatment has been granted by the SEC or for which such treatment has been applied (collectively, the "Chipcom SEC Reports"). The Chipcom SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Chipcom SEC Reports or necessary in order to make the statements in such Chipcom SEC Reports, in the light of the circumstances under which they were made, not misleading. None of Chipcom's Subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Chipcom SEC Reports, including any Chipcom SEC Reports filed after the date of this Agreement until the Closing, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented or will present the consolidated financial position of Chipcom and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The unaudited balance sheet of Chipcom as of June 30, 1995 is referred to herein as the "Chipcom Balance Sheet."

    Section 3.5 NO UNDISCLOSED LIABILITIES. Except as disclosed in writing to Buyer or as otherwise disclosed in the Chipcom SEC Reports, Chipcom and its Subsidiaries do not have any liabilities, either accrued or contingent (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole, other than (i) liabilities reflected in the Chipcom Balance Sheet, (ii) liabilities specifically described in this Agreement, or in the Chipcom Disclosure Schedule, and (iii) normal or recurring liabilities incurred since June 30, 1995 in the ordinary course of business consistent with past practices.

    Section 3.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the Chipcom Balance Sheet, Chipcom and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any material adverse change in the financial condition, results of operations or business (together, a "Material Adverse Change") of Chipcom and its Subsidiaries, taken as a whole;
(ii) any damage, destruction or loss (whether or not covered by insurance) with respect to Chipcom or any of its Subsidiaries having a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole; (iii) any material change by Chipcom in its accounting methods, principles or practices to which Buyer has not previously consented in writing; (iv) any revaluation by Chipcom of any of its assets having a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole, including, without limitation, writing down the value of capitalized software or inventory or writing off notes or accounts receivable other than in the ordinary course of business, unless Buyer has previously consented in writing; or (v) except as disclosed in the Chipcom Disclosure Schedule, any other action or event that would have required the consent of Buyer pursuant to
Section 5.1 of this Agreement had such action or event occurred after the date of this Agreement and that would be reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole.

    Section 3.7  TAXES.

    (a) For the purposes of this Agreement, a "Tax" or, collectively, "Taxes," means any and all material federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

    (b) Chipcom has accurately prepared and timely filed all material federal, state, local and foreign returns, estimates, information statements and reports required to be filed at or before the Effective Time ("Returns") relating to any and all Taxes concerning or attributable to Chipcom or any of its Subsidiaries or to their operations, and such Returns are true and correct in all material respects and have been completed in all material respects in accordance with applicable law.

    (c) Chipcom as of the Effective Time: (i) will have paid all Taxes it is required to pay prior to the Effective Time and (ii) will have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld, except where any failure to make such payment or withholding would not be reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole.

    (d) There is no Tax deficiency outstanding, proposed or assessed against Chipcom or any of its Subsidiaries that is not reflected as a liability on the Chipcom Balance Sheet nor has Chipcom or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

    (e) Chipcom does not have any material liabilities for unpaid federal, state, local and foreign Taxes that have not been accrued for or reserved on Chipcom Balance Sheet, whether asserted or unasserted, contingent or otherwise.

    Section 3.8 PROPERTIES. Chipcom has provided or made available to Buyer a true and complete list of all real property owned by Chipcom or its Subsidiaries and real property leased by Chipcom or its Subsidiaries pursuant to leases providing for the occupancy, in each case, of not less than 20,000 square feet ("Material Lease(s)"), and the name of the lessor, the date of the Material Lease and each amendment to the Material Lease and the aggregate annual rental or other fee payable under any such Material Lease. All such Material Leases are in good standing, valid and effective in accordance with their respective terms, and neither Chipcom nor its Subsidiaries is in default under any of such leases, except where the lack of such good standing, validity and effectiveness or the existence of such default would not be reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole.

    Section 3.9  INTELLECTUAL PROPERTY.

    (a) Chipcom owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and mask works, any applications for and registrations of such patents, trademarks, trade names, service marks, copyrights and mask works, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of Chipcom as currently conducted, or planned to be conducted, the absence of which would be reasonably likely to have a Material Adverse Effect on Chipcom and its

Subsidiaries, taken as  a whole  (the "Chipcom  Intellectual Property  Rights").
Schedule 3.9 of the Chipcom Disclosure Schedule lists (i) all patents and patent applications and all trademarks, registered copyrights, trade names and service marks, which Chipcom considers to be material to its business and included in the Chipcom Intellectual Property Rights, including the jurisdictions in which each such Chipcom Intellectual Property Right has been issued or registered or in which any such application for such issuance and registration has been filed,
(ii) all material licenses, sublicenses, distribution agreements and other agreements as to which Chipcom or any of its Subsidiaries is a party and pursuant to which any person is authorized to use any Chipcom Intellectual Property Rights or has the right to manufacture, reproduce, market or exploit any Chipcom product or any adaptation, translation or derivative work based on an Chipcom product or any portion thereof, (iii) all material licenses, sublicenses and other agreements as to which Chipcom or any of its Subsidiaries is a party and pursuant to which Chipcom or any of its Subsidiaries is authorized to use any third party patents, trademarks or copyrights, including software ("Chipcom Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any Chipcom product that is material to the business of Chipcom and its Subsidiaries, taken as a whole, and (iv) all material joint development agreements as to which Chipcom or any of its Subsidiaries is a party.

    (b) Chipcom is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Chipcom Intellectual Property Rights or Chipcom Third Party Intellectual Property Rights, the breach of which would be reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole.

    (c) To Chipcom's knowledge, all patents, registered trademarks, service marks and copyrights held by Chipcom or any of its Subsidiaries are valid and subsisting. Except as set forth on Schedule 3.9 of the Chipcom Disclosure Schedule, Chipcom (i) has not been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party; and (ii) has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which such infringement would reasonably be expected to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole.

    Section 3.10 AGREEMENTS, CONTRACTS AND COMMITMENTS. Chipcom has not breached, or received in writing any claim or threat that it has breached, any of the terms or conditions of any material agreement, contract or commitment filed as an exhibit to the Chipcom SEC Reports ("Chipcom Material Contracts") in such a manner as would permit any other party to cancel or terminate the same or would permit any other party to collect material damages from Chipcom under any Chipcom Material Contract. Each Chipcom Material Contract that has not expired or been terminated is in full force and effect and is not subject to any material default thereunder of which Chipcom is aware by any party obligated to Chipcom pursuant to such Chipcom Material Contract.

    Section 3.11 LITIGATION. Except as described in the Chipcom SEC Reports, there is no action, suit or proceeding, claim, arbitration or investigation against Chipcom pending or as to which Chipcom has received any written notice of assertion, which is reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole, or a material adverse effect on the ability of Chipcom to consummate the transactions contemplated by this Agreement.

    Section 3.12  ENVIRONMENTAL MATTERS.

    (a) As of the date hereof, to the knowledge of Chipcom, no underground storage tanks are present under any property that Chipcom or any of its Subsidiaries has at any time owned, operated, occupied or leased. As of the date hereof, except as set forth in the Chipcom Disclosure Schedule, no material amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and

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all  substances  listed as  hazardous substances  pursuant to  the Comprehensive
Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws (a "Hazardous Material"), are present as a result of the actions of Chipcom or any of its Subsidiaries, or any actions of any third party or
otherwise,   in,  on  or  under  any   property,  including  the  land  and  the
improvements, ground water and surface water, that Chipcom or any of its Subsidiaries has at any time owned, operated, occupied or leased, where the presence of such Hazardous Material is reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole.

    (b) At no time has Chipcom or any of its Subsidiaries transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has Chipcom or any of its Subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively, "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity which has had or is reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole.

    (c) Chipcom currently holds all environmental approvals, permits, licenses, clearances and consents (the "Environmental Permits") necessary for the conduct of its Hazardous Material Activities and other businesses of Chipcom as such activities and businesses are currently being conducted, the absence of which would be reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole.

    (d) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Chipcom, threatened concerning any Environmental Permit or any Hazardous Materials Activity of Chipcom or any of its Subsidiaries. Chipcom is not aware of any fact or circumstance which could involve Chipcom in any environmental litigation or impose upon Chipcom any environmental liability which would be reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole.

    Section 3.13  EMPLOYEE BENEFIT PLANS.

    (a) Chipcom has set forth on Schedule 3.13 of the Chipcom Disclosure Schedule all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, and all unexpired severance agreements, written or otherwise, for the benefit of, or relating to, any current or former employee of Chipcom or any trade or business (whether or not incorporated) which is a member or which is under common control with Chipcom within the meaning of Section 414 of the Code (an "ERISA Affiliate") (together, the "Chipcom Employee Plans").

    (b) With respect to each Chipcom Employee Plan, Chipcom has made available to Buyer, a true and correct copy of (i) the most recent annual report (Form
5500) filed with the Internal Revenue Service ("IRS"), (ii) such Chipcom Employee Plan, (iii) each trust agreement and group annuity contract, if any, relating to such Chipcom Employee Plan and (iv) the most recent actuarial report or valuation relating to a Chipcom Employee Plan subject to Title IV of ERISA.

    (c) With respect to the Chipcom Employee Plans, individually and in the aggregate, no event has occurred, and to the knowledge of Chipcom, there exists no condition or set of circumstances in connection with which Chipcom could be subject to any liability that is reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole, under ERISA, the Code or any other applicable law.

    (d) With respect to the Chipcom Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there

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
are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with generally accepted accounting principles, on the financial statements of Chipcom, which obligations are reasonably expected to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole.

    (e) Except as set forth in Schedule 3.13 of the Chipcom Disclosure Schedule or as disclosed in Chipcom SEC Reports filed prior to the date of this Agreement, and except as provided for in this Agreement, neither Chipcom nor any of its Subsidiaries is a party to any oral or written (i) union or collective bargaining agreement, (ii) agreement with any officer or other key employee of Chipcom or any of its Subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Chipcom of the nature contemplated by this Agreement, (iii) agreement with any officer of Chipcom providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $100,000 per annum, or (iv) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

    Section 3.14 COMPLIANCE WITH LAWS. Chipcom has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state or local statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which would not be reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries, taken as a whole.

    Section 3.15 POOLING OF INTERESTS. To its knowledge, neither Chipcom nor any of its Affiliates (as defined in Section 6.11) has, through the date of this Agreement, taken or agreed to take any action which would prevent Buyer from accounting for the business combination to be effected by the Merger as a pooling of interests.

    Section 3.16    INTERESTED PARTY  TRANSACTIONS.    Except as  set  forth  in
Schedule 3.16 of the Chipcom Disclosure Schedule or in the Chipcom SEC Reports, since the date of Chipcom's last proxy statement to its stockholders, no event has occurred that would be required to be reported by Chipcom as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

    Section 3.17 REGISTRATION STATEMENT: PROXY STATEMENT/PROSPECTUS. The information supplied by Chipcom for inclusion in the registration statement on Form S-4 pursuant to which shares of Buyer Common Stock issued in the Merger will be registered with the SEC (the "Registration Statement"), shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied by Chipcom for inclusion in the proxy statement/prospectus (the "Proxy Statement") to be sent to the stockholders of Chipcom in connection with the meeting of Chipcom's stockholders to consider this Agreement and the Merger (the "Chipcom Stockholders' Meeting") shall not, on the date the Proxy Statement is first mailed to stockholders of Chipcom, at the time of the Chipcom Stockholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Chipcom Stockholders' Meetings which has become false or misleading. If at any time prior to the Effective Time any event relating to

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
Chipcom or any of its Affiliates, officers or directors should be discovered by Chipcom which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Chipcom shall promptly inform Buyer.

    Section 3.18 OPINION OF FINANCIAL ADVISOR. The financial advisor of Chipcom, Wessels, Arnold & Henderson, has delivered to Chipcom an opinion dated the date of this Agreement to the effect that the Conversion Number is fair from a financial point of view to the stockholders of Chipcom.

    Section 3.19 SECTION 203 OF THE DGCL NOT APPLICABLE. The Board of Directors of Chipcom has taken all actions so that the restrictions contained in
Section 203 of the  DGCL applicable to a  "business combination" (as defined  in
Section 203) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

                                   ARTICLE IV
                REPRESENTATIONS AND WARRANTIES OF BUYER AND SUB

    Buyer and Sub represent and warrant to Chipcom that the statements contained in this Article IV are true and correct, except as set forth in the disclosure schedule delivered by Buyer to Chipcom on or before the date of this Agreement (the "Buyer Disclosure Schedule"). The Buyer Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV and the disclosure in any paragraph shall qualify only the corresponding paragraph in this Article IV.

    Section 4.1 ORGANIZATION OF THE COMPANY. Each of Buyer and Sub and Buyer's other Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole. Except as set forth in the Buyer SEC Reports (as defined in Section 4.4) or the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by Buyer and comprising less than five percent (5%) of the outstanding stock of such company.

    Section 4.2  BUYER CAPITAL STRUCTURE.

    (a) The authorized capital stock of Buyer consists of 200,000,000 shares of Common Stock, no par value, and 3,000,000 shares of Preferred Stock, no par value ("Buyer Preferred Stock"). As of May 31, 1995, (i) 69,230,946 shares of Buyer Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Buyer Common Stock were held in the treasury of Buyer or by Subsidiaries of Buyer, (iii) approximately 5,100,000 shares of Buyer Common Stock were reserved for future issuance pursuant to stock options granted and outstanding under Buyer's stock option plans (the "Buyer Option Plans"), (iv) approximately 629,000 shares of Buyer Common Stock were reserved for future issuance pursuant to rights outstanding under Buyer's employee stock purchase plan (the "Buyer Purchase Plan") and (v) 143,000 shares were reserved for future issuance under Buyer's Restricted Stock Plan (the "Buyer Restricted Stock Plan"). No material change in such capitalization has occurred between May 31, 1995, and the date of this Agreement. As of the date of this Agreement, none of the shares of Buyer Preferred Stock are issued and outstanding. All shares of Buyer Common Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they were issuable, shall be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Buyer or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares

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
of Buyer Common Stock or the capital stock of any Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of bank obligations of Subsidiaries entered into in the ordinary course of business. All of the outstanding shares of capital stock of each of Buyer's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares in the case of foreign subsidiaries) are owned by Buyer or another Subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Buyer's voting rights, charges or other encumbrances of any nature.

    (b) Except as set forth in this Section 4.2 or as reserved for future grants of options under the Buyer Option Plan or the Buyer Purchase Plan, there are no equity securities of any class of Buyer or any of its Subsidiaries, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in this Section 4.2 or in the Buyer Disclosure Schedule, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Buyer or any of its Subsidiaries is a party or by which it is bound obligating Buyer or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Buyer or any of its Subsidiaries or obligating Buyer or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the best knowledge of Buyer, there are no voting trusts, proxies or other agreements or understandings with respect to the shares of capital stock of Buyer.

    Section 4.3  AUTHORITY; NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

    (a) Buyer has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy laws and other similar laws affecting creditors' rights generally and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

    (b) The execution and delivery of this Agreement by Buyer does not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of any provision of the Articles of Incorporation or Bylaws of Buyer, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which Buyer or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole.

    (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transac-tions contemplated hereby, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) the filing of a form S-4 Registration Statement with the SEC in accordance with the Securities Act, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State in accordance with the DGCL, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the laws of any foreign

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
country and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole.

    Section 4.4  SEC FILINGS; FINANCIAL STATEMENTS.

    (a) Buyer has filed and made available to Chipcom all forms, reports and documents required to be filed by Buyer with the SEC since December 31, 1992, other than registration statements on Form S-8 and the unredacted version of documents for which confidential treatment has been granted by the SEC or for which such treatment has been applied (collectively, the "Buyer SEC Reports"). The Buyer SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer SEC Reports or necessary in order to make the statements in such Buyer SEC Reports, in the light of the circumstances under which they were made, not misleading. None of Buyer's Subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Buyer SEC Reports, including any Buyer SEC Reports filed after the date of this Agreement until the Closing, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented or will present the consolidated financial position of Buyer and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The unaudited balance sheet of Buyer as of May 31, 1995 is referred to herein as the "Buyer Balance Sheet."

    Section 4.5 NO UNDISCLOSED LIABILITIES. Except as disclosed in writing to Chipcom or as otherwise disclosed in the Buyer SEC Reports, Buyer and its Subsidiaries do not have any liabilities, either accrued or contingent (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate would be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole, other than (i) liabilities reflected in the Buyer Balance Sheet, (ii) liabilities specifically described in this Agreement, or in the Buyer Disclosure Schedule, and (iii) normal or recurring liabilities incurred since May 31, 1995 in the ordinary course of business consistent with past practices.

    Section 4.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the Buyer Balance Sheet, Buyer and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any Material Adverse Change of Buyer and any of its Subsidiaries, taken as a whole; (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to Buyer or any of its Subsidiaries having a material Adverse Effect on Buyer and its Subsidiaries, taken as a whole; (iii) any material change by Buyer in its accounting methods, principles or practices to which Chipcom has not previously consented in writing; (iv) any revaluation by Buyer of any of its assets having a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole, including, without limitation, writing down the value of capitalized software or inventory or writing off notes or accounts receivable other than in the ordinary course of business, unless Chipcom has previously consented in writing; or (v) except as disclosed in the Buyer Disclosure Schedule, any other action or event that would have required the consent of

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
Chipcom pursuant to Section 5.1 of this Agreement had such action or event occurred after the date of this Agreement and that would be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole.

    Section 4.7  TAXES.

    (a) Buyer has accurately prepared and timely filed all material required Returns relating to any and all Taxes concerning or attributable to Buyer or its operations and such Returns are true and correct in all material respects and have been completed in all material respects in accordance with applicable law.

    (b) Buyer as of the Effective Time: (i) will have paid all Taxes it is required to pay prior to the Effective Time and (ii) will have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld, except where any failure to make such payment or withholding would not be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, take as a whole.

    (c) There is no Tax deficiency outstanding, proposed or assessed against Buyer that is not reflected as a liability on the Buyer Balance Sheet nor has Buyer executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

    (d) Buyer does not have any material liabilities for unpaid federal, state, local and foreign Taxes that have not been accrued for or reserved on Buyer Balance Sheet, whether asserted or unasserted, contingent or otherwise.

    Section 4.8 PROPERTIES. All Material Leases under which Buyer leases real property are in good standing, valid and effective in accordance with their respective terms, and Buyer is not in default under any of such Material Leases, except where the lack of such good standing, validity and effectiveness or the existence of such default would not be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole.

    Section 4.9  INTELLECTUAL PROPERTY.

    (a) Buyer owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and mask works, any applications for and registrations of such patents, trademarks, trade names, service marks, copyrights and mask works, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are necessary to conduct the business of Buyer as currently conducted or planned to be conducted, the absence of which would be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole (the "Buyer Intellectual Property Rights").

    (b) Buyer is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Buyer Intellectual Property Rights or any material license, sublicense or other agreement pursuant to which Buyer is authorized to use any third party patents, trademarks or copyrights, including software, which are incorporated in, are or form a part of any Buyer product that is material to its business, the breach of which would be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole.

    (c) To Buyer's knowledge, all patents, registered trademarks, service marks and copyrights held by Buyer or any of its Subsidiaries which Buyer considers to be material to its business are valid and subsisting. Buyer has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which infringement would be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole.

    Section 4.10 AGREEMENTS, CONTRACTS AND COMMITMENTS. Buyer has not breached, or received in writing any claim or threat that it has breached, any of the terms or conditions of any material agreement, contract or commitment filed as an exhibit to the Buyer SEC Reports ("Buyer Material Contracts") in such a manner as would permit any other party to cancel or terminate the same or would permit any other party to seek material damages from Buyer under any Buyer Material Contract. Each Buyer Material Contract that has not expired or been terminated is in full force and effect and is not subject to any material default thereunder of which Buyer is aware by any party obligated to Buyer pursuant to such Buyer Material Contract.

    Section 4.11 LITIGATION. Except as described in the Buyer SEC Reports, there is no action, suit or proceeding, claim, arbitration or investigation against Buyer pending or as to which Buyer has received any written notice of assertion, which is reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole, or a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement.

    Section 4.12  ENVIRONMENTAL MATTERS.

    (a) As of the date hereof, to the knowledge of Buyer, no underground storage tanks are present under any property that Buyer or any of its Subsidiaries has at any time owned, operated, occupied or leased. As of the date hereof other than as set forth in the Buyer Disclosure Schedule, no material amount of any Hazardous Material are present as a result of the actions of Buyer, or, to Buyer's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water, that Buyer or any of its Subsidiaries has at any time owned, operated, occupied or leased, where the presence of such Hazardous Materials is reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole.

    (b) At no time has Buyer or any of its Subsidiaries engaged in Hazardous Materials Activities in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity which has had or is reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole.

    (c) Buyer currently holds all Environmental Permits necessary for the conduct of its Hazardous Material Activities and other businesses of Buyer as such activities and businesses are currently being conducted, the absence of which would be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole.

    (d) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Buyer, threatened concerning any Environmental Permit or any Hazardous Materials Activity of Buyer. Buyer is not aware of any fact or circumstance which could involve Buyer in any environmental litigation or impose upon Buyer any environmental liability, which would be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole.

    Section 4.13  EMPLOYEE BENEFIT PLANS.

    (a) Buyer has made available to Chipcom all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, and all unexpired severance agreements, written or otherwise, for the benefit of, or relating to, any current or former employee of Buyer or any ERISA Affiliate of Buyer (together, the "Buyer Employee Plans").

    (b) With respect to each Buyer Employee Plan, Buyer has made available to Chipcom, a true and correct copy of (i) the most recent annual report (Form
5500) filed with the IRS, (ii) such Buyer Employee Plan, (iii) each trust agreement and group annuity contract, if any, relating to such Buyer Employee Plan and (iv) the most recent actuarial report or valuation relating to a Buyer Employee Plan subject to Title IV of ERISA.

    (c) With respect to the Buyer Employee Plans, individually and in the aggregate, no event has occurred, and to the knowledge of Buyer, there exists no condition or set of circumstances in connection with which Buyer could be subject to any liability that is reasonably expected to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole, under ERISA, the Code or any other applicable law.

    (d) With respect to the Buyer Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with generally accepted accounting principles, on the financial statements of Buyer, which obligations are reasonably expected to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole.

    (e) Except as set forth in Schedule 4.13 of the Buyer Disclosure Schedule or as disclosed in Buyer SEC Reports filed prior to the date of this Agreement, and except as provided for in this Agreement, neither Buyer nor any of its Subsidiaries is a party to any oral or written (i) union or collective bargaining agreement, (ii) agreement with any officer or other key employee of Buyer or any of its Subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Buyer of the nature contemplated by this Agreement, (iii) agreement with any officer of Buyer providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $100,000 per annum, or (iv) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

    Section 4.14 COMPLIANCE WITH LAWS. Buyer has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state or local statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which would not be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole.

    Section 4.15 POOLING OF INTERESTS. To its knowledge, neither Buyer nor any of its Affiliates (as defined in Section 6.11) has, through the date of this Agreement, taken or agreed to take any action which would prevent Buyer from accounting for the business combination to be effected by the Merger as a pooling of interests.

    Section 4.16    INTERESTED PARTY  TRANSACTIONS.    Except as  set  forth  in
Schedule 4.16 of the Buyer Disclosure Schedule or in the Buyer SEC Reports, since the date of Buyer's last proxy statement to its stockholders, no event has occurred that would be required to be reported by Buyer as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

    Section 4.17 REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS. The information supplied by Buyer for inclusion in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied by Buyer for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to stockholders of Chipcom, at the time of the Chipcom Stockholder's Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Chipcom

Stockholders' Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Buyer or any of its Affiliates, officers or directors should be discovered by Buyer which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Buyer shall promptly inform Chipcom.

    Section 4.18 OPINION OF FINANCIAL ADVISOR. The financial advisor of Buyer, Morgan Stanley & Co. Incorporated, has delivered to Buyer an opinion dated the date of this Agreement to the effect that the financial terms of the Merger are fair to Buyer from a financial point of view.

    Section 4.19 INTERIM OPERATIONS OF SUB. Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

                                   ARTICLE V
                              CONDUCT OF BUSINESS

    Section 5.1 COVENANTS OF CHIPCOM. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Chipcom agrees as to itself and its Subsidiaries (except to the extent that Buyer shall otherwise consent in writing), to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and taxes when due, subject to good faith disputes over such debts or taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, to use all reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and key employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it. Chipcom shall promptly notify Buyer of any event or occurrence not in the ordinary course of business of Chipcom where such event or occurrence would result in a breach of any covenant of Chipcom set forth in this Agreement or cause any representation or warranty of Chipcom set forth in this Agreement to be untrue as of the date of, or giving effect to, such event or occurrence. Except as expressly contemplated by this Agreement, subject to Section 6.1, Chipcom shall not (and shall not permit any of its Subsidiaries to), without the prior written consent of Buyer:

        (a) Accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock plan of Chipcom or authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement;

        (b) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Chipcom Intellectual Property Rights other than in the ordinary course of business consistent with past practices;

        (c) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service by such party;

        (d) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the grant of options consistent with past practices to employees, which options shall represent in the aggregate the right to acquire no more than the average number of shares of Chipcom Common Stock subject to

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
    options granted in a comparable period of time during the preceding 12-month period; or (ii) the issuance of (A) rights to purchase shares of Chipcom Common Stock under the Chipcom Purchase Plans or (B) shares of Chipcom Common Stock issuable upon the exercise of options granted under the Chipcom Employee Option Plans or the Chipcom Director Option Plan or pursuant to rights under the Chipcom Purchase Plan;

        (e) Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets other than acquisitions involving aggregate consideration of not more than $500,000;

        (f) Sell, lease, license or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to the business of Chipcom and its Subsidiaries, taken as a whole, except for transactions entered into in the ordinary course of business;

        (g) (i) Increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees in accordance with past practices, (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, officers, (iii) grant any severance or termination pay to, or enter into any employment or severance agreement, with any employee, except in accordance with past practices, (iv) enter into any collective bargaining agreement, (v) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

        (h) Revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

        (i) Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities or guarantee any debt securities of others, other than indebtedness incurred under outstanding lines of credit consistent with past practice;

        (j) Amend or propose to amend its Certificate of Incorporation or Bylaws, except as contemplated by this Agreement; or

        (k) Incur or commit to incur any individual capital expenditure in excess of $100,000 or aggregate capital expenditures in excess of $500,000; or

        (l) Take, or agree in writing or otherwise to take, any of the actions described in Sections (a) through (k) above, or any action which is reasonably likely to make any of Chipcom's representations or warranties contained in this Agreement untrue or incorrect in any material respect on the date made (to the extent so limited) or as of the Effective Time.

    Section 5.2 COVENANTS OF BUYER. During the period from the date of this Agreement and continuing until the earlier of the termination of the Agreement or the Effective Time, Buyer agrees as to itself and its Subsidiaries (except to the extent that Chipcom shall otherwise consent in wiring), to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it. Except as expressly contemplated by this Agreement, Buyer shall not (and shall not permit any of its Subsidiaries to), without the prior written consent of Chipcom which shall not be unreasonably withheld:

        (a) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (other than stock splits of its Common Stock or stock dividends payable in shares of Common Stock), or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase or shares in connection with any termination of service by such party;

        (b) Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division involving aggregate consideration in excess of $1 billion;

        (c) Sell, lease, license or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to the business of Buyer and its Subsidiaries, taken as a whole, except for transactions entered into in the ordinary course of business;

        (d) Amend or propose to amend its Articles of Incorporation or Bylaws, except as contemplated by this Agreement; or

        (e) Take, or agree in writing or otherwise to take, any of the actions described in Sections (a) through (c) above, or any action which is reasonably likely to make any of Buyer's representations or warranties contained in this Agreement untrue or incorrect in any material respect on the date made (to the extent so limited) or as of the Effective Time.

    Section 5.3 COOPERATION. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Buyer and Chipcom shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Entity in connection with this Agreement, the Merger and the transactions contemplated hereby.

                                   ARTICLE VI
                             ADDITIONAL AGREEMENTS

    Section 6.1  NO SOLICITATION.

    (a) Chipcom shall not, directly or indirectly, through any officer, director, employee, representative or agent, (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving Chipcom, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or (iii) agree to, approve or recommend any Acquisition Proposal; PROVIDED, HOWEVER, that nothing contained in this Agreement shall prevent Chipcom or its Board of Directors from (A) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity (including a new and unsolicited Acquisition Proposal received by Chipcom after the execution of this Agreement from a person or entity whose initial contact with Chipcom may have been solicited by Chipcom prior to the

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
execution of this Agreement) or recommending such an unsolicited bona fide written Acquisition Proposal to the stockholders of Chipcom, if and only to the extent that (1) the Board of Directors of Chipcom believes in good faith (after consultation with and based upon the advice of its financial advisor) that such Acquisition Proposal would, if consummated, result in a transaction more favorable to Chipcom's stockholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of Chipcom determines in good faith after consultation with and based upon the advice of outside legal counsel that such action is necessary for Chipcom to comply with its fiduciary duties to its stockholders under applicable law and (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, such Board of Directors receives from such person or entity an executed confidentiality agreement with terms no less favorable to such party than those contained in the Confidentiality Agreement dated May 2, 1995 between Buyer and Chipcom (the "Confidentiality Agreement"); or (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

    (b) Chipcom shall notify Buyer no later than 24 hours after receipt by Chipcom (or its advisors) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of Chipcom by any person or entity that informs Chipcom that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

    Section 6.2  PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT.

    (a) As promptly as practicable after the execution of this Agreement, Buyer and Chipcom shall prepare and file with the SEC the Proxy Statement, and Buyer shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Buyer and Chipcom shall use all reasonable efforts to cause the Registration Statement to become effective as soon after such filing as practicable. The Proxy Statement shall include the recommendation of the Board of Directors of Chipcom in favor of this Agreement and the Merger; provided that the Board of Directors of Chipcom may withdraw such recommendation if such Board of Directors believes in good faith, after consultation with its outside counsel, that the withdrawal of such recommendation is necessary to comply with its fiduciary duties under applicable law.

    (b) Buyer and Chipcom shall make all necessary filings with respect to the Merger under the Securities Act and the Exchange Act and applicable state blue sky laws and the rules and regulations thereunder.

    Section 6.3 CONSENTS. Each of Buyer and Chipcom shall use all reasonable efforts to obtain all necessary consents, waivers and approvals under any of Buyer's or Chipcom's material agreements, contracts, licenses or leases as may be necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement.

    Section 6.4 CURRENT NASDAQ QUOTATION. Each of Buyer and Chipcom agrees to continue the quotation of Buyer Common Stock and Chipcom Common Stock, respectively, on the Nasdaq National Market during the term of the Agreement so that, to the extent necessary, appraisal rights will not be available to stockholders of Chipcom under Section 262 of the DGCL.

    Section 6.5 ACCESS TO INFORMATION. Upon reasonable notice, Chipcom and Buyer shall each (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of Chipcom and Buyer shall (and shall cause each of its Subsidiaries to) furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and
(b) all
other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.5 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

    Section 6.6 CHIPCOM STOCKHOLDERS MEETING. Chipcom shall call a meeting of its stockholders to be held as promptly as practicable for the purpose of voting upon this Agreement and the Merger. Subject to Sections 6.1 and 6.2, Chipcom will, through its Board of Directors, recommend to Chipcom's stockholders approval of such matters and will coordinate and cooperate with Buyer with respect to the timing of such meeting and shall use its best efforts to hold such meeting as soon as practicable after the date hereof. Unless otherwise required to comply with the applicable fiduciary duties of the directors of Chipcom, as determined by such directors in good faith after consultation with and based upon the advice of outside legal counsel, Chipcom shall use all reasonable efforts to solicit from its stockholders proxies in favor of such matters.

    Section 6.7 LEGAL CONDITIONS TO MERGER. Each of Buyer and Chipcom will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Merger (which actions shall include, without limitation, furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with the Merger. Each of Buyer and Chipcom will, and will cause its Subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public third party, required to be obtained or made by Chipcom, Buyer or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

    Section 6.8 PUBLIC DISCLOSURE. Buyer and Chipcom shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by the rules of the NASD.

    Section 6.9 TAX-FREE ORGANIZATION. Buyer and Chipcom shall each use its best efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code.

    Section 6.10 POOLING ACCOUNTING. Buyer and Chipcom shall each use its best efforts to cause the business combination to be effected by the Merger to be accounted for as a pooling of interests. Each of Buyer and Chipcom shall use its best efforts (i) to cause its respective Affiliates (as defined in Section 6.11) not to take any action that would adversely affect the ability of Buyer to account for the business combination to be effected by the Merger as a pooling of interests and (ii) to cause its respective Affiliates to sign and deliver to Buyer a customary "pooling letter" in form and substance agreed upon by Chipcom and Buyer to the extent that receipt of such letter is required to assure the availability of pooling of interests accounting treatment.

    Section 6.11 AFFILIATE AGREEMENTS. Upon the execution of this Agreement, Buyer and Chipcom will provide each other with a list of those persons who are, in Buyer's or Chipcom's respective reasonable judgment, "affiliates" of Buyer or Chipcom, respectively, within the meaning of Rule 145 (each such person who is an "affiliate" of Buyer or Chipcom within the meaning of Rule 145 is referred to herein as an "Affiliate") promulgated under the Securities Act ("Rule 145"). Buyer and Chipcom shall provide each other such information and documents as Chipcom or Buyer shall reasonably request for purposes of reviewing such list and shall notify the other party in writing regarding any change in the identity of its Affiliates prior to the Closing Date. Chipcom shall use its best efforts to deliver or cause to be delivered to Buyer by August 31, 1995 from each of the Affiliates of Chipcom, an executed Affiliate Agreement, in form and substance satisfactory to Buyer and Chipcom, by which such Affiliate of Chipcom agrees to comply with the applicable requirements of Rule 145 ("Affiliates Agreement"); provided, however, that it is understood that Affiliates Agreements are not likely to be obtainable from shareholders who are institutional investors not affiliated with any officer or director of Chipcom. Buyer shall be entitled to place appropriate legends on the certificates evidencing any Buyer Common Stock to be received by such Affiliates of Chipcom pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Buyer Common Stock, consistent with the terms of the Affiliates Agreements.

    Section 6.12 NASDAQ QUOTATION. Buyer shall use its best efforts to cause the shares of Buyer Common Stock to be issued in the Merger to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, prior to the Closing Date.

    Section 6.13  STOCK PLANS, OPTIONS AND WARRANTS.

    (a) At the Effective Time, each outstanding option to purchase shares of Chipcom Common Stock (an "Chipcom Stock Option") under the Chipcom Employee Option Plans, whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Chipcom Stock Option, the same number of shares of Buyer Common Stock as the holder of such Chipcom Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to (i) the aggregate exercise price for the shares of Chipcom Common Stock otherwise purchasable pursuant to such Chipcom Stock Option divided by (ii) the number of full shares of Buyer Common Stock deemed purchasable pursuant to such Buyer Stock Option in accordance with the foregoing; PROVIDED, HOWEVER, that, in the case of any Chipcom Stock Option to which Section 422 of the Code applies ("incentive stock options"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 425(a) of the Code.

    (b) As soon as practicable after the Effective Time, Buyer shall deliver to the participants in the Chipcom Option Plans appropriate notice setting forth such participants' rights pursuant thereto and the grants pursuant to the Chipcom Option Plans shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.13 after giving effect to the Merger). Buyer shall comply with the terms of the Chipcom Option Plans and ensure, to the extent required by, and subject to the provisions of, such Chipcom Option Plans, that Chipcom Stock Options which qualified as incentive stock options prior the Effective Time continue to qualify as incentive stock options after the Effective Time.

    (c) Buyer shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Buyer Common Stock for delivery under Chipcom Stock Options assumed in accordance with this Section 6.13. As soon as practicable after the Effective Time, and not more than 10 business days thereafter, Buyer shall file a registration statement on Form S-3 or Form S-8 as the case may be (or any successor or other appropriate forms), or another appropriate form with respect to the shares of Buyer Common Stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Buyer shall administer Chipcom Stock Options assumed pursuant to this Section 6.13 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the Chipcom Option Plans complied with such rule prior to the Merger.

    (d) Employees of Chipcom as of the Effective Time shall be permitted to participate in the Buyer Purchase Plan commencing on the first enrollment date of such plan following the Effective Time, subject to the eligibility provisions of such plan (with employees receiving credit, for purposes of such eligibility provisions, for service with Chipcom or Buyer).

    Section 6.14 BROKERS OR FINDERS. Each of Buyer and Chipcom represents, as to itself, its Subsidiaries and its Affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement except Wessels, Arnold & Henderson, whose fees and expenses will be paid by Chipcom in accordance with Chipcom's agreement with such firm (copies of which have been delivered by Chipcom to Buyer prior to the date of this Agreement), and Morgan Stanley & Co. Incorporated, whose fees and expenses will be paid by Buyer in accordance with Buyer's agreement with such firm (copies of which have been delivered by Buyer prior to the date of this Agreement), and each of Buyer and Chipcom agrees to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or its Affiliate.

    Section 6.15  INDEMNIFICATION.

    (a) Chipcom shall and, from and after the Effective Time, Buyer and the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer, director or employee of Chipcom or any of its Subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, or employee of Chipcom or any of its Subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities") including, without limitation, all losses, claims, damages, costs, expenses, liabilities or judgments based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the full extent a corporation is permitted under the DGCL to indemnify its own directors, officers and employees, as the case may be (Chipcom, Buyer and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law upon receipt of any undertaking contemplated by Section 145(e) of the DGCL). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and Chipcom (or them and Buyer and the Surviving Corporation after the Effective Time), (ii) Chipcom (or after the Effective Time, Buyer and the Surviving Corporation) shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (iii) Chipcom (or after the Effective Time, Buyer and the Surviving Corporation) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of Chipcom, Buyer or the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this
Section 6.15, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Chipcom, Buyer or the Surviving Corporation (but the failure so to notify an Indemnifying Party shall not relieve it from any liability which it may have under this Section 6.15 except to the extent such failure prejudices such party), and shall deliver to Chipcom (or after the Effective Time, Buyer and the Surviving Corporation) the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

    (b) From and after the Effective Time, the Surviving Corporation and Buyer will fulfill and honor in all respects the obligations of Chipcom pursuant to Chipcom's Certificate of Incorporation

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
and any indemnification agreement between Chipcom and any of Chipcom's directors and officers existing and in force as of the date of this Agreement and filed as an exhibit to the Chipcom SEC Reports.

    (c) Buyer shall maintain, or shall cause the Surviving Corporation to maintain, in effect a policy or policies of directors and officers liability insurance with coverage substantially comparable to policies in force through June 29, 1995 (copies of which have been provided to Buyer) covering the directors and officers of Chipcom as of the date of this Agreement for a period of not less than six (6) years following the Effective Time; provided, however, that should such comparable coverage at any time be unavailable at an annual premium of less than $400,000, Buyer and/or the Surviving Corporation shall only be required to obtain such lesser coverage as may be obtained for such amount.

    (d) The provisions of this Section 6.15 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives, and may not be amended, altered or repealed without the written consent of any affected Indemnified Party.

    Section 6.16 ADDITIONAL AGREEMENTS; REASONABLE EFFORTS. Subject to the terms and conditions of this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, subject to the appropriate vote of stockholders of Chipcom described in Section 6.6, including cooperating fully with the other party, including by provision of information and making all necessary filings under the HSR Act. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall take all such necessary action.

                                  ARTICLE VII
                              CONDITIONS TO MERGER

    Section 7.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

        (a) CHIPCOM STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Chipcom Common Stock.

        (b) HSR ACT. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

        (c) APPROVALS. Other than the filing provided for by Section 1.2, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity the failure of which to obtain would be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries or Chipcom and its Subsidiaries, in each case taken as a whole, shall have been filed, occurred or been obtained.

        (d)    REGISTRATION STATEMENT.   The  Registration Statement  shall have
    become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

        (e) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or limiting or restricting Buyer's conduct or operation of the business of Buyer after the Merger shall have been issued, nor shall any proceeding brought by a domestic administrative agency or commission or other domestic Governmental Entity, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal.

        (f) POOLING LETTERS. Buyer and Chipcom shall have received letters from Deloitte & Touche LLP and Price Waterhouse LLP, respectively, each dated the date of the Proxy Statement and confirmed in writing at the Effective Time and addressed to Buyer and Chipcom, respectively, stating that they know of nothing that would prohibit the business combination to be effected by the Merger from qualifying as a pooling of interests transaction under generally accepted accounting principles.

        (g)  NASDAQ.   The  shares of  Buyer Common Stock  to be  issued in  the
    Merger shall have been approved for quotation on the Nasdaq National Market.

    Section 7.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF BUYER AND SUB. The obligations of Buyer and Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by Buyer and Sub:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Chipcom set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except for (i) changes contemplated by this Agreement and (ii) where the failure to be true and correct would not be reasonably likely to have a Material Adverse Effect on Chipcom and its Subsidiaries taken as a whole, or a material adverse effect upon the consummation of the transactions contemplated hereby; and Buyer shall have received a certificate signed on behalf of Chipcom by the chief executive officer and the chief financial officer of Chipcom to such effect. For purposes of determining the accuracy of the representations and warranties set forth in Section 3.6 as of the Closing Date, the following events or occurrences shall not be deemed to constitute a Material Adverse Change to the extent that they result in substantial part as a consequence of the public announcement of this Agreement or the terms of the proposed
    Merger:

           (i) a reduction in Chipcom's revenues from International Business Machines Corporation;

           (ii) a reduction in Chipcom's revenues from switching products and/or stackable hub products as a result of Chipcom's endorsement of Buyer's products;

          (iii) reduction or cancellation of orders by other major customers of Chipcom, particularly customers who are competitors of Buyer;

          (iv) reduction or cancellation of orders in Chipcom's reseller channel while the effects of the proposed Merger are assessed;

           (v) a slowdown in the activities of Chipcom's field organization while the effects of the proposed Merger are assessed;

          (vi) termination of agreements between Chipcom and third parties, including resellers; or

          (vii) loss of key employees and the impact thereof on Chipcom's operations.

        In addition, material adverse developments in securities litigation currently pending against Chipcom and disclosed in the Chipcom Disclosure Schedule shall not be deemed to be a Material Adverse Change for such purpose.

        (b) PERFORMANCE OF OBLIGATIONS OF CHIPCOM. Chipcom shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Buyer shall have received a certificate signed on behalf of Chipcom by the chief executive officer and the chief financial officer of Chipcom to such effect.

        (c) TAX OPINION. Buyer shall have received a written opinion from Gray Cary Ware & Freidenrich, A Professional Corporation, counsel to Buyer, to the effect that the Merger will be treated for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code.

        (d) BLUE SKY LAWS. Buyer shall have received all permits and other authorizations required under applicable state blue sky laws for the issuance of shares of Buyer Common Stock pursuant to the Merger.

    Section 7.3 ADDITIONAL CONDITIONS TO OBLIGATIONS OF CHIPCOM. The obligation of Chipcom to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by Chipcom:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Buyer and Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except for (i) changes contemplated by this Agreement and (ii) where the failure to be true and correct would not be reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole, or a material adverse effect upon the consummation of the transactions contemplated hereby; and Chipcom shall have received a certificate signed on behalf of Buyer by the chief executive officer and the chief financial officer of Buyer to such effect.

        (b) PERFORMANCE OF OBLIGATIONS OF BUYER AND SUB. Buyer and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date; and Chipcom shall have received a certificate signed on behalf of Buyer by the chief executive officer and the chief financial officer of Buyer to such effect.

        (c) TAX OPINION. Chipcom shall have received the opinion of Hale and Dorr, counsel to Chipcom, to the effect that the Merger will be treated for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code.

                                  ARTICLE VIII
                           TERMINATION AND AMENDMENT

    Section 8.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(f), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of Chipcom:

        (a) by mutual written consent of Buyer and Chipcom; or

        (b) by either Buyer or Chipcom if the Merger shall not have been consummated by December 31, 1995 (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

        (c) by either Buyer or Chipcom if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, except, if the party relying on such order, decree or ruling or other action has not complied with its obligations under Section 6.7 of this Agreement; or

        (d) by Buyer, if, at the Chipcom Stockholders' Meeting (including any adjournment or postponement), the requisite vote of the stockholders of Chipcom in favor of this Agreement and the Merger shall not have been obtained; or

        (e) by Buyer, if (i) the Board of Directors of Chipcom shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Buyer or shall have publicly announced or disclosed to any third party its intention to do any of the foregoing; (ii) an Alternative Transaction (as defined in Section 8.3(e) shall have taken place or the Board of Directors of Chipcom shall have recommended to the stockholders of Chipcom an Alternative Transaction; or (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of Chipcom Common Stock is commenced (other than by Buyer or an Affiliate of Buyer) and the Board of Directors of Chipcom recommends that the stockholders of Chipcom tender their shares in such tender or exchange offer; or

        (f) by Buyer or Chipcom, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach (i) causes the conditions set forth in Section 7.2(a) or (b) (in the case of termination by Buyer) or 7.3(a) or (b) (in the case of termination by Chipcom) not to be satisfied and (ii) shall not have been cured within 10 business days following receipt by the breaching party of written notice of such breach from the other party.

    Section 8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement as provided in Section 8.1, there shall be no liability or obligation on the part of Buyer, Chipcom, Sub or their respective officers, directors, stockholders or Affiliates, except as set forth in Section 8.3 and further except to the extent that such termination results from the willful breach by a party of any of its representations, warranties or covenants set forth in this Agreement; provided that, the provisions of Sections 6.14 and 8.3 of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

    Section 8.3  FEES AND EXPENSES.

    (a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Buyer and Chipcom shall share equally all fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of the Proxy Statement (including any related preliminary materials) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements.

    (b) Chipcom shall pay Buyer up to $1,000,000 as reimbursement for expenses of Buyer actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, fees and expenses of Buyer's counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors) upon the earliest to occur of the following events:

        (i) the termination of this Agreement by Buyer pursuant to Section 8.1(d) as a result of the failure to receive the requisite vote for approval of this Agreement and the Merger by the stockholders of Chipcom at the Chipcom Stockholders' Meeting; or

        (ii) the termination of this Agreement by Buyer pursuant to Section 8.1(e).

    (c) Chipcom shall pay Buyer a termination fee of $23,000,000 upon the earliest to occur of the following events:

        (i) the termination of this Agreement by Buyer pursuant to Section 8.1(e); or

        (ii) the termination of this Agreement by Buyer pursuant to Section 8.1(d) as a result of the failure to receive the requisite vote for approval of this Agreement and the Merger by the stockholders of Chipcom at the Chipcom Stockholders' Meeting if, at the time of such failure, there shall have been announced an Alternative Transaction (as hereinafter defined) which shall not have been absolutely and unconditionally withdrawn and abandoned.

    (d) The expenses and fees, if applicable, payable pursuant to Section 8.3(b) or 8.3(c) shall be paid within one business day after the first to occur of the events described in Section 8.3(b)(i) or (ii); provided that, in no event shall Buyer or Chipcom, as the case may be, be required to pay any expenses or termination fees, if applicable, to the other, if, immediately prior to the termination of this Agreement, the party to receive the expenses and fees, if applicable, was in breach of any of its material obligations under this Agreement.

    (e) As used in this Agreement, "Alternative Transaction" means either (i) a transaction pursuant to which any person (or group of persons) other than Buyer or its Affiliates (a "Third Party"), acquires more than 20% of the outstanding shares of Chipcom Common Stock, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving Chipcom pursuant to which any Third Party acquires more than 20% of the outstanding equity securities of Chipcom or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Chipcom, and the entity surviving any merger or business combination including any of them) of Chipcom having a fair market value (as determined by the Board of Directors of Chipcom in good faith) equal to more than 20% of the fair market value of all the assets of Chipcom immediately prior to such transaction, or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

    Section 8.4 AMENDMENT. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Chipcom, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    Section 8.5 EXTENSION; WAIVER. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE IX
                                 MISCELLANEOUS

    Section 9.1 NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and the Effective Time, except for the agreements contained in Sections 1.3, 1.4, 2.1, 2.2, 6.13, 6.15, 6.16, the last sentence of Section
8.4 and Article IX, and the agreements of the Affiliates of Chipcom delivered pursuant to Section 6.11. The Confidentiality Agreement shall survive the execution and delivery of this Agreement.

    Section 9.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a) if to Buyer or Sub, to

        3Com Corporation
       5400 Bayfront Plaza
       Santa Clara, California 95052
       Attention: General Counsel

        with a copy to:

        Gray Cary Ware & Freidenrich
       400 Hamilton Avenue
       Palo Alto, California 94301
       Attention: Dennis C. Sullivan, Esq.

    (b) if to Chipcom, to

        Chipcom Corporation
       118 Turnpike Road
       Southborough, Massachusetts 01772-1886
       Attention: President

        with a copy to

        Hale and Dorr
       60 State Street
       Boston, Massachusetts 02109
       Attention: Peter B. Tarr, Esq.

    Section 9.3 INTERPRETATION. When a reference is made in this Agreement to a section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July 26, 1995.

    Section 9.4 COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

    Section 9.5 ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 6.15 is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

    Section 9.6 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law.

    Section 9.7 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

    IN WITNESS WHEREOF, Buyer, Sub and Chipcom have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

CHIPCOM CORPORATION                           3COM CORPORATION

By: /s/John Robert Held                       By: /s/Eric A. Benhamou
Title: President and Chief Executive Officer  Title: Chairman and Chief Executive Officer

                                              CHIPCOM ACQUISITION CO., INC.

                                              By: /s/Eric A. Benhamou
                                              Title: President

                                                                         ANNEX B

                                          July 26, 1995

The Board of Directors
Chipcom Corporation
Southborough Office Park
118 Turnpike Road
Southborough, MA 01772

Attention: Mr. J. Robert Held, President and Chief Executive Officer
        Mr. Robert P. Badavas, Senior Vice President - Finance and Chief Financial Officer

Gentlemen:

    You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Chipcom Corporation (the "Company"), of the consideration to be received by the stockholders pursuant to the terms of the proposed Agreement and Plan of Merger (the "Agreement") dated July 26, 1995 by and among the Company, Chipcom Acquisition Corporation and 3Com Corporation (the "Acquiror"). Capitalized terms used herein shall have the meaning used in the Agreement unless otherwise defined herein.

    Pursuant to the Agreement, each outstanding share of common stock of Chipcom is proposed to be converted into and represent the right to receive such number of shares of the Acquiror's common stock as is equal to the Conversion Number. The Conversion Number is 0.53 (subject to adjustment in the event of a stock split or stock dividend effected between the date hereof and the Effective
Time).

    Wessels, Arnold & Henderson, L.L.C. ("Wessels, Arnold & Henderson"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as financial advisor to the Chipcom Board of Directors in connection with the Merger and will receive fees for our services, including the rendering of this opinion. In the ordinary course of business, Wessels, Arnold & Henderson acts as a market maker and broker in the publicly traded securities of the Acquiror and receives customary compensation in connection therewith, and also provides research coverage for the Acquiror. In the ordinary course of business, Wessels, Arnold & Henderson actively trades in the publicly traded securities of the Acquiror for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

    In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of the Agreement, (ii) reviewed and analyzed certain publicly available financial statements and other information of the Company and the Acquiror; (iii) reviewed and analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company; (iv) reviewed and analyzed certain internal financial statements and other financial and operating data concerning the Acquiror prepared by the management of the Acquiror; (v) reviewed and analyzed certain financial projections prepared by the management of the Company; (vi) reviewed

Chipcom Corporations/3Com Corporation Merger
Fairness Opinion
July 26, 1995
Page 2

and analyzed certain financial projections prepared by the management of the Acquiror; (vii) conducted discussions with members of the senior management of the Company with respect to the business and prospects of the Company; (viii) conducted discussions with members of the senior management of the Acquiror with respect to the business and prospects of the Acquiror; (ix) analyzed the pro forma impact of the Merger on the Acquiror's results of operations; (x) reviewed the reported prices and trading activity for the Company's Common Stock and the Acquiror's Common Stock; (xi) compared the financial performance of the Company and the Acquiror and the prices of the Company's Common Stock and the Acquiror's Common Stock with that of certain other comparable publicly-traded companies and their securities; (xii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions; and (xiii) participated in discussions and negotiations among representatives of the Company and the Acquiror and their respective financial and legal advisors. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

    In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company and the Acquiror, and have not independently verified such information. Further, our opinion is based on the assumption that the Merger will be accounted for as pooling-of-interests. We have not performed an independent evaluation or appraisal of any of the respective assets or liabilities of the Company or the Acquiror and we have not been furnished with any such valuations or appraisals. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on the bases reflecting the best currently available estimates and judgments of the management of the Company and the Acquiror, as the case may be, as to the respective future financial performance of the Company and the Acquiror.

    It is understood that this letter is for the information of the Board of Directors of the Company only, and this letter shall not be published or otherwise used and no public references to Wessels, Arnold & Henderson, L.L.C. shall be made without our prior written consent, which consent shall not be unreasonably withheld; provided, however, that this letter may be included in its entirety in the proxy statement submitted to the stockholders of the Company and the Acquiror for the purpose of approving the Merger. Further, our opinion speaks only as of the date hereof and is based on the conditions as they exist and information which we have been supplied as of the date hereof.

    Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the consideration to be received by the holders of the Company's Common Stock pursuant to the Agreement is fair from a financial point of view to the holders of the Company's Common Stock.

                                          Very truly yours,

                                          Wessels, Arnold & Henderson, L.L.C

                                          By:       /s/ BRYSON D. HOLLIMON
                                          --------------------------------------
                                                      Managing Director

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 317 of the California Corporations Code authorizes a corporation to indemnify its directors, officers, employees or other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses incurred) under certain circumstances for liabilities arising under the Securities Act of 1933, as amended. Registrant's Articles of Incorporation, as amended, and Bylaws, as amended, provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California Corporations Code. In addition, with the approval of the Board of Directors and the shareholders, Registrant has entered into separate indemnification agreements with its directors and officers which require Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from wilful misconduct of a culpable nature, among certain other acts).

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS

   2.1 --  Agreement and Plan of Merger dated as of July
           26, 1995 among 3Com Corporation and Chipcom
           Acquisition Corporation and Chipcom
           Corporation (included as Annex A to the
           Prospectus).
   5.1 --  Opinion of Gray Cary Ware & Freidenrich.
   8.1 --  Opinion of Gray Cary Ware & Freidenrich as to
           Tax Matters.
   8.2 --  Opinion of Hale and Dorr as to Tax Matters.
  23.1 --  Consent of Deloitte & Touche LLP.
  23.2 --  Consent of KPMG Peat Marwick LLP.
  23.3 --  Consent of Price Waterhouse LLP.
  23.4 --  Consent of Gray Cary Ware & Freidenrich
           (included in Exhibits 5.1 and 8.1).
  23.5 --  Consent of Hale and Dorr (included in Exhibit
           8.2).
  23.6 --  Consent of Wessels, Arnold & Henderson.
  24.1 --  Power of Attorney (See page II-3).
  99.1 --  Opinion of Wessels, Arnold & Henderson
           (included as Annex B to the Prospectus).
  99.2 --  Form of Proxy Card of Chipcom.

ITEM 22. UNDERTAKINGS

    (1) Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), 3Com undertakes that such reoffering prospectus will contain the information called for by the applicable registration Form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the Applicable form.

    (2) Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) Registrant hereby undertakes to respond to request for information that is incorporated by reference into the Proxy/Statement Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (4) Registrant hereby undertakes to supply by means of a post-effective amendment al information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (6) Registrant hereby undertakes:

    (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    PROVIDED, HOWEVER, that paragraphs (a)(i)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

    (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, 3Com Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Clara, State of California, on the 31st day of August, 1995.

                                          3Com CORPORATION

                                          By:        /s/ ERIC A. BENHAMOU

                                             -----------------------------------
                                                      Eric A. Benhamou
                                                   CHAIRMAN, PRESIDENT AND
                                                   CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    Each of the officers and directors of 3Com Corporation whose signature appears below hereby constitutes and appoints Eric A. Benhamou and Christopher
B. Paisley, and each of them, their true and lawful attorneys and agents, with full power of substitution, each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this Registration
Statement on Form S-4 and to perform any acts necessary in order to file such amendments, and each of the undersigned does hereby ratify and confirm that said attorneys and agents, or their or his substitutes, shall be or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 31st day of August, 1995.

                   SIGNATURE                                  TITLE
- ------------------------------------------------  ------------------------------

                                                  Chairman of the Board,
                    /s/ ERIC A. BENHAMOU          President, and Chief Executive
  --------------------------------------------    Officer (Principal Executive
                Eric A. Benhamou                  Officer)

                                                  Vice President, Finance and
               /s/ CHRISTOPHER B. PAISLEY         Chief Financial Officer
  --------------------------------------------    (Principal Financial and
             Christopher B. Paisley               Accounting Officer)

                  /s/ JAMES L. BARKSDALE
  --------------------------------------------    Director
               James L. Barksdale

                  /s/ GORDON A. CAMPBELL
  --------------------------------------------    Director
               Gordon A. Campbell

                    /s/ DAVID W. DORMAN
  --------------------------------------------    Director
                David W. Dorman

                   /s/ JEAN-LOUIS GASSEE
  --------------------------------------------    Director
               Jean-Louis Gassee

                  /s/ STEPHEN C. JOHNSON
  --------------------------------------------    Director
               Stephen C. Johnson

                     /s/ PHILIP C. KANTZ
  --------------------------------------------    Director
                Philip C. Kantz

  --------------------------------------------    Director
               William F. Zuendt

                                 EXHIBIT INDEX

                                                    SEQUENTIALLY
EXHIBIT                                             NUMBERED
NUMBER                  DESCRIPTION                 PAGE
- -----  -------------------------------------------------
 2.1   Agreement and Plan of Merger dated as of July
        26, 1995 among 3Com Corporation and Chipcom
        Acquisition Corporation and Chipcom
        Corporation (included as Annex A to the
        Prospectus).................................
 5.1   Opinion of Gray Cary Ware & Freidenrich......
 8.1   Opinion of Gray Cary Ware & Freidenrich as to
        Tax Matters.................................
 8.2   Opinion of Hale and Dorr as to Tax
        Matters.....................................
23.1   Consent of Deloitte & Touche LLP.............
23.2   Consent of KPMG Peat Marwick LLP.............
23.3   Consent of Price Waterhouse LLP..............
23.4   Consent of Gray Cary Ware & Freidenrich
        (included in Exhibits 5.1 and 8.1)..........
23.5   Consent of Hale and Dorr (included in Exhibit
        8.2)........................................
23.6   Consent of Wessels, Arnold & Henderson.......
24.1   Power of Attorney (See page II-3)............
99.1   Opinion of Wessels, Arnold & Henderson
        (included as Annex B to the Prospectus).....
99.2   Form of Proxy Card of Chipcom................